

2022 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __ to __

Commission File Number**: 001-32171**



Bimini Capital Management, Inc.
(Exact name of registrant as specified in its charter)

Maryland	**72-1571637**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3305 Flamingo Drive, Vero Beach, Florida 32963
(Address of principal executive offices) (Zip Code)

(772) 231-1400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class
Class A Common Stock, $0.001 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐　　　Accelerated filer ☐　　　Non-accelerated filer ☒　　　Smaller Reporting Company ☒　　　Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrants' executive officers during the relevant recovery period pursuant to Section 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting stock held by non-affiliates of the Registrant as of June 30, 2022:

Title of each Class	Shares held by non-affiliates	Aggregate market value held by non-affiliates
Class A Common Stock, $0.001 par value	6,321,777	$10,620,585(a)
Class B Common Stock, $0.001 par value	20,760	$1,000 (b)
Class C Common Stock, $0.001 par value	31,938	$1,500 (b)

(a) The aggregate market value was calculated by using the last sale price of the Class A Common Stock as of June 30, 2022.
(b) The market value of the Class B and Class C Common Stock is an estimate based on their initial purchase price.

Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date:

Title of each Class	Latest Practicable Date	Shares Outstanding
Class A Common Stock, $0.001 par value	March 10, 2023	10,019,888
Class B Common Stock, $0.001 par value	March 10, 2023	31,938
Class C Common Stock, $0.001 par value	March 10, 2023	31,938

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for its 2023 Annual Meeting of Stockholders of the Registrant are incorporated by reference into Part III of this Annual Report on Form 10-K (this "Report").

BIMINI CAPITAL MANAGEMENT, INC.

INDEX

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this Report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. When we use the words "believe," "expect," "anticipate," "estimate," "intend," "should," "may," "plans," "projects," "will," or similar expressions, or the negative of these words, we intend to identify forward-looking statements. Statements regarding the following subjects are forward-looking by their nature:

- our business and investment strategy;
- our expected operating results;
- our ability to acquire investments on attractive terms;
- the effect of actual or proposed actions of the U.S. government, including the U.S. Federal Reserve (the "Fed"), the Federal Housing Finance Agency (the "FHFA"), the Federal Housing Administration (the "FHA"), the Federal Open Markets Committee (the "FOMC") and the U.S. Treasury, on interest rates, monetary policy, fiscal policy and the housing and credit markets;
- the effect of prepayment rates on the value of our assets;
- our ability to access the capital markets;
- our ability to obtain future financing arrangements;
- our ability to successfully hedge the interest rate risk and prepayment risk associated with our portfolio;
- the federal conservatorship of the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac") and related efforts, along with any changes in laws and regulations affecting the relationship between Fannie-Mae and Freddie Mac and the U.S. government;
- the impact of inflation on general economic conditions and monetary policy;
- market trends;
- our understanding of our competition and our ability to compete effectively;
- our ability to quantify risk based on historical experience;
- our ability to forecast our tax attributes, which are based upon various facts and assumptions, and our ability to protect and use our NOLs to offset future taxable income, including whether our shareholder rights plan will be effective in preventing an ownership change that would significantly limit our ability to utilize such NOLs;
- the impact of possible future changes in tax laws or tax rates;
- our ability to maintain our exemption from the obligation to register under the Investment Company Act of 1940, as amended (the "Investment Company Act");
- the ongoing effect of the coronavirus (COVID-19) pandemic and the potential future outbreak of other highly infectious or contagious diseases on the Agency MBS market and on our results of future operations, financial position, and liquidity;
- geo-political events, such as the crisis in Ukraine, government responses to such events and the related impact on the economy both nationally and internationally;
- expected capital expenditures;
- the impact of technology on our operations and business, and
- the phase-out of the London Interbank Offered Rate ("LIBOR") index, transition from LIBOR to the alternative reference rate (the Secured Overnight Financing Rate ("SOFR")) and the impact on our LIBOR sensitive funding hedges, liabilities and assets.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. You should not place undue reliance on these forward-looking statements. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. Some of these factors are described under the caption ''Risk Factors'' in this Report and any subsequent Quarterly Reports on Form 10-Q. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. BUSINESS

Overview

Bimini Capital Management, Inc., a Maryland corporation ("Bimini Capital" and, collectively with its subsidiaries, the "Company," "we", "us" or "our") is a specialty finance company that operates in two business segments: investing in mortgage-backed securities ("MBS") and Orchid Island Capital, Inc. ("Orchid") common stock in our own portfolio, and serving as the external manager of Orchid which also invests in MBS. In both cases, the principal and interest payments of these MBS are guaranteed by Fannie Mae, Freddie Mac or the Government National Mortgage Association ("Ginnie Mae" and, collectively with Fannie Mae and Freddie Mac, "GSEs") and are backed primarily by single-family residential mortgage loans. We refer to these types of MBS as "Agency MBS." The investment strategy focuses on, and the portfolios consist of, two categories of Agency MBS: (i) traditional pass-through Agency MBS, such as mortgage pass-through certificates and collateralized mortgage obligations ("CMOs") issued by the GSEs and (ii) structured Agency MBS, such as interest only securities ("IOs"), inverse interest only securities ("IIOs") and principal only securities ("POs"), among other types of structured Agency MBS. The Company's operations are classified into two reportable segments: the asset management segment and the investment portfolio segment.

The investment portfolio segment includes the investment activities conducted at Bimini Capital's wholly-owned subsidiary, Royal Palm Capital, LLC ("Royal Palm"). The investment portfolio segment receives revenue in the form of interest and dividend income on its investments. References to the general management of the Company's portfolio of MBS refer to the operations of Royal Palm.

The Company, through Royal Palm's wholly-owned subsidiary, Bimini Advisors Holdings, LLC ("Bimini Advisors"), serves as the external manager of Orchid and from this arrangement the Company receives management fees and expense reimbursements. The asset management segment includes these investment advisory services provided by Bimini Advisors to Orchid.

Management of Orchid

Orchid is externally managed and advised by our wholly-owned subsidiary, Bimini Advisors, and its MBS investment team pursuant to the terms of a management agreement. As Manager, Bimini Advisors is responsible for administering Orchid's business activities and day-to-day operations. Pursuant to the terms of the management agreement, Bimini Advisors provides Orchid with its management team, including its officers, along with appropriate support personnel. Bimini Advisors is at all times subject to the supervision and oversight of Orchid's board of directors, of which a majority of the members are independent, and is only permitted to perform such functions delegated by Orchid's Board.

Bimini Advisors receives a monthly management fee in the amount of:

- One-twelfth of 1.5% of the first $250 million of Orchid's equity, as defined in the management agreement,
- One-twelfth of 1.25% of Orchid's equity that is greater than $250 million and less than or equal to $500 million, and
- One-twelfth of 1.00% of Orchid's equity that is greater than $500 million.

Orchid is obligated to reimburse Bimini Advisors for any direct expenses incurred on its behalf. In addition, Bimini Advisors allocates to Orchid its pro rata portion of certain overhead costs as set forth in the management agreement. Should Orchid terminate the management agreement without cause, it shall pay to Bimini Advisors a termination fee equal to three times the average annual management fee, as defined in the management agreement, before or on the last day of the initial term or automatic renewal term.

The Investment and Capital Allocation Strategy

Investment Strategy

With respect to our own portfolio, the business objective is to generate attractive risk-adjusted total returns over the long term through a combination of capital appreciation and interest income. We intend to achieve this objective by investing in and strategically allocating capital between pass-through Agency MBS and structured Agency MBS. We seek to generate income from (i) the net interest margin on the leveraged pass-through Agency MBS portfolio and the leveraged portion of the structured Agency MBS portfolio, and (ii) the interest income we generate from the unleveraged portion of the structured Agency MBS portfolio. We also seek to minimize the volatility of both the net asset value of, and income from, the portfolio through a process which emphasizes capital allocation, asset selection, liquidity and active interest rate risk management. In addition, we also hold an investment, and earn dividends, on Orchid common stock.

We fund the pass-through Agency MBS and certain of the structured Agency MBS through repurchase agreements. However, we generally do not employ leverage on the structured Agency MBS that have no principal balance, such as IOs and IIOs, because those securities contain structural leverage. We may pledge a portion of these assets to increase the cash balance, but we do not intend to invest the cash derived from pledging the assets.

The target asset categories and principal assets in which we intend to invest are as follows:

Pass-through Agency MBS

We invest in pass-through securities, which are securities secured by residential real property in which payments of both interest and principal on the securities are generally made monthly. In effect, these securities pass through the monthly payments made by the individual borrowers on the mortgage loans that underlie the securities, net of fees paid to the loan servicer and the guarantor of the securities. Pass-through certificates can be divided into various categories based on the characteristics of the underlying mortgages, such as the term or whether the interest rate is fixed or variable.

The payment of principal and interest on mortgage pass-through securities issued by Ginnie Mae, but not the market value, is guaranteed by the full faith and credit of the federal government. Payment of principal and interest on mortgage pass-through certificates issued by Fannie Mae and Freddie Mac, but not the market value, is guaranteed by the respective agency issuing the security.

A key feature of most mortgage loans is the ability of the borrower to repay principal earlier than scheduled. This is called a prepayment. Prepayments arise primarily due to sale of the underlying property, refinancing, foreclosure or accelerated amortization by the borrower. Prepayments result in a return of principal to pass-through certificate holders. This may result in a lower or higher rate of return upon reinvestment of principal. This is generally referred to as prepayment uncertainty. If a security purchased at a premium prepays at a higher-than-expected rate, then the value of the premium would be eroded at a faster-than-expected rate. Similarly, if a discount mortgage prepays at a lower-than-expected rate, the amortization towards par would be accumulated at a slower-than-expected rate. The possibility of these undesirable effects is sometimes referred to as "prepayment risk."

In general, declining interest rates tend to increase prepayments, and rising interest rates tend to slow prepayments. Like other fixed-income securities, when interest rates rise, the value of Agency MBS generally declines. The rate of prepayments on underlying mortgages will affect the price and volatility of Agency MBS and may shorten or extend the effective maturity of the security beyond what was anticipated at the time of purchase. If interest rates rise, our holdings of Agency MBS may experience reduced spreads over our funding costs if the borrowers of the underlying mortgages pay off their mortgages later than anticipated. This is generally referred to as "extension" risk.

The mortgage loans underlying pass-through certificates can generally be classified into the following categories:

- *Fixed-Rate Mortgages.* Fixed-rate mortgages are those where the borrower pays an interest rate that is constant throughout the term of the loan. Traditionally, most fixed-rate mortgages have an original term of 30 years. However, shorter terms (also referred to as "final maturity dates") are also common. Because the interest rate on the loan never changes, even when market interest rates change, there can be a divergence between the interest rate on the loan and current market interest rates over time. This in turn can make fixed-rate mortgages price-sensitive to market fluctuations in interest rates. In general, the longer the remaining term on the mortgage loan, the greater the price sensitivity to movements in interest rates and, therefore, the likelihood for greater price variability.
- *ARMs*. ARMs are mortgages for which the borrower pays an interest rate that varies over the term of the loan. The interest rate usually resets based on market interest rates, although the adjustment of such an interest rate may be subject to certain limitations. Traditionally, interest rate resets occur at regular intervals (for example, once per year). We refer to such ARMs as "traditional" ARMs. Because the interest rates on ARMs fluctuate based on market conditions, ARMs tend to have interest rates that do not deviate from current market rates by a large amount. This in turn can mean that ARMs have less price sensitivity to interest rates and, consequently, are less likely to experience significant price volatility.
- *Hybrid Adjustable-Rate Mortgages*. Hybrid ARMs have a fixed-rate for the first few years of the loan, often three, five, seven or ten years, and thereafter reset periodically like a traditional ARM. Effectively, such mortgages are hybrids, combining the features of a pure fixed-rate mortgage and a traditional ARM. Hybrid ARMs have price sensitivity to interest rates similar to that of a fixed-rate mortgage during the period when the interest rate is fixed and similar to that of an ARM when the interest rate is in its periodic reset stage. However, because many hybrid ARMs are structured with a relatively short initial time span during which the interest rate is fixed, even during that segment of its existence, the price sensitivity may be high.

Collateralized Mortgage Obligation MBS

CMOs are a type of MBS the principal and interest of which are paid, in most cases, on a monthly basis. CMOs may be collateralized by whole mortgage loans, but are more typically collateralized by pools of mortgage pass-through securities issued directly by or under the auspices of the GSEs. CMOs are structured into multiple classes, with each class bearing a different stated maturity. Monthly payments of principal, including prepayments, are first returned to investors holding the shortest maturity class. Investors holding the longer maturity classes receive principal only after the first class has been retired. Generally, fixed-rate MBS are used to collateralize CMOs. However, the CMO tranches need not all have fixed-rate coupons. Some CMO tranches have floating rate coupons that adjust based on market interest rates, subject to some limitations. Such tranches, often called "CMO floaters," can have relatively low price sensitivity to interest rates.

Structured Agency MBS

We also invest in structured Agency MBS, which include CMOs, IOs, IIOs and POs. The payment of principal and interest, to the extent accrued and payable to the security, on structured Agency MBS issued by Ginnie Mae, but not the market value, is guaranteed by the full faith and credit of the federal government. Payment of principal and interest, to the extent accrued an payable to the security, on structured Agency MBS issued by Fannie Mae and Freddie Mac, but not the market value, is guaranteed by the respective agency issuing the security. The types of structured Agency MBS in which we invest are described below.

- *IOs*. IOs represent the stream of interest payments on a pool of mortgages, either fixed-rate mortgages or hybrid ARMs. Holders of IOs have no claim to any principal payments. The value of IOs depends primarily on two factors, which are prepayments and interest rates. Prepayments on the underlying pool of mortgages reduce the stream of interest payments going forward, hence IOs are highly sensitive to prepayment rates. IOs are also sensitive to changes in interest rates. An increase in interest rates reduces the present value of future interest payments on a pool of mortgages. On the other hand, an increase in interest rates has a tendency to reduce prepayments, which increases the expected absolute amount of future interest payments.

- **IIOs**. IIOs represent the stream of interest payments on a pool of mortgages that underlie MBS, either fixed-rate mortgages or hybrid ARMs. Holders of IIOs have no claim to any principal payments. The value of IIOs depends primarily on three factors, which are prepayments, coupon interest rate (i.e. "SOFR"), and term interest rates. Prepayments on the underlying pool of mortgages reduce the stream of interest payments, making IIOs highly sensitive to prepayment rates. The coupon on IIOs is derived from both the coupon interest rate on the underlying pool of mortgages and 30-day SOFR. IIOs are typically created in conjunction with a floating rate CMO that has a principal balance and which is entitled to receive all of the principal payments on the underlying pool of mortgages. The coupon on the floating rate CMO is also based on 30-day SOFR. Typically, the coupon on the floating rate CMO and the IIO, when combined, equal the coupon on the pool of underlying mortgages. The coupon on the pool of underlying mortgages typically represents a cap or ceiling on the combined coupons of the floating rate CMO and the IIO. Accordingly, when the value of 30-day SOFR increases, the coupon of the floating rate CMO will increase and the coupon on the IIO will decrease. When the value of 30-day SOFR falls, the opposite is true. Accordingly, the value of IIOs are sensitive to the level of 30-day SOFR and expectations by market participants of future movements in the level of 30-day SOFR. IIOs are also sensitive to changes in interest rates. An increase in interest rates reduces the present value of future interest payments on a pool of mortgages. On the other hand, an increase in interest rates has a tendency to reduce prepayments, which increases the expected absolute amount of future interest payments.
- **POs**. POs represent the stream of principal payments on a pool of mortgages. Holders of POs have no claim to any interest payments, although the ultimate amount of principal to be received over time is known, equaling the principal balance of the underlying pool of mortgages. The timing of the receipt of the principal payments is not known. The value of POs depends primarily on two factors, which are prepayments and interest rates. Prepayments on the underlying pool of mortgages accelerate the stream of principal repayments, making POs highly sensitive to the rate at which the mortgages in the pool are prepaid. POs are also sensitive to changes in interest rates. An increase in interest rates reduces the present value of future principal payments on a pool of mortgages. Further, an increase in interest rates has a tendency to reduce prepayments, which decelerates, or pushes further out in time, the ultimate receipt of the principal payments. The opposite is true when interest rates decline.

Mortgage REIT Common Stock

We also maintain an investment in the common stock of Orchid. Because Orchid is a mortgage REIT that invests primarily in assets similar to those in which the Company invests, we consider this investment as a proxy for our overall investment strategy. We do not currently invest in other REIT common stock, but subject to certain limitations we are not prohibited from doing so in the future.

Our investment strategy consists of the following components:

- investing in pass-through Agency MBS and certain structured Agency MBS on a leveraged basis to increase returns on the capital allocated to this portfolio;
- investing in certain structured Agency MBS, such as IOs and IIOs, generally on an unleveraged basis in order to (i) increase returns due to the structural leverage contained in such securities, (ii) enhance liquidity due to the fact that these securities will be unencumbered or, when encumbered, the cash from such borrowings may be retained and (iii) diversify portfolio interest rate risk due to the different interest rate sensitivity these securities have compared to pass-through Agency MBS;
- investing in Agency MBS in order to minimize credit risk;
- investing in REIT common stock, including Orchid;
- investing in assets that will cause us to maintain our exclusion from regulation as an investment company under the Investment Company Act.

Our management team makes investment decisions based on various factors, including, but not limited to, relative value, expected cash yield, supply and demand, costs of hedging, costs of financing, liquidity requirements, expected future interest rate volatility and the overall shape of the U.S. Treasury and interest rate swap yield curves. We do not attribute any particular quantitative significance to any of these factors, and the weight we give to these factors depends on market conditions and economic trends.

Over time, we will modify our investment strategy as market conditions change to seek to maximize the returns from our investment portfolio. We believe that this strategy will enable us to provide attractive long-term returns to our stockholders.

Capital Allocation Strategy

The percentage of capital invested in each of our asset categories will vary and will be managed in an effort to maintain the level of income generated by the combined portfolios, the stability of that income stream and the stability of the value of the combined portfolios. Typically, pass-through Agency MBS and structured Agency MBS exhibit materially different sensitivities to movements in interest rates. Declines in the value of one portfolio may be offset by appreciation in the other, although we cannot assure you that this will be the case. Additionally, we will seek to maintain adequate liquidity as we allocate capital. The value of our investment in Orchid common stock typically fluctuates with Orchid's book value, which is affected by the same factors that affect our MBS investments,

We allocate our capital to assist our interest rate risk management efforts. The unleveraged portfolio does not require unencumbered cash or cash equivalents to be maintained in anticipation of possible margin calls. To the extent more capital is deployed in the unleveraged portfolio, our liquidity needs will generally be less.

During periods of rising interest rates, refinancing opportunities available to borrowers typically decrease because borrowers are not able to refinance their current mortgage loans with new mortgage loans at lower interest rates. In such instances, securities that are highly sensitive to refinancing activity, such as IOs and IIOs, typically increase in value. Our capital allocation strategy allows us to redeploy our capital into such securities when and if we believe interest rates will be higher in the future, thereby allowing us to hold securities the value of which we believe is likely to increase as interest rates rise. Also, by being able to re-allocate capital into structured Agency MBS, such as IOs, during periods of rising interest rates, we may be able to offset the likely decline in the value of our pass-through Agency MBS, which are negatively impacted by rising interest rates.

Financing Strategy

We borrow against our pass-through Agency MBS and certain of our structured Agency MBS using short-term repurchase agreements. A repurchase agreement (or "repo") transaction acts as a financing arrangement under which we effectively pledge our investment securities as collateral to secure a loan. Our borrowings through repo transactions are generally short-term and have maturities ranging from one day to one year but may have maturities up to five or more years. Our financing rates are typically impacted by the U.S. Federal Funds rate and other short-term benchmark rates and liquidity in the Agency MBS repo and other short-term funding markets. The terms of our master repo agreements generally conform to the terms in the standard master repurchase agreement as published by the Securities Industry and Financial Markets Association ("SIFMA") as to repayment, margin requirements and the segregation of all securities sold under the repurchase transaction. In addition, each lender may require that we include supplemental terms and conditions to the standard master repurchase agreement to address such matters as additional margin maintenance requirements, cross default and other provisions. The specific provisions may differ for each lender and certain terms may not be determined until we engage in individual repo transactions.

We may use other sources of leverage, such as secured or unsecured debt or issuances of preferred stock. We do not have a policy limiting the amount of leverage we may incur. However, we generally expect that the ratio of our total liabilities compared to our equity, which we refer to as our leverage ratio, will not exceed 12 to 1 and will generally be less than 10 to 1. Our amount of leverage may vary depending on market conditions and other factors that we deem relevant.

We allocate our capital between two sub-portfolios. The pass-through Agency MBS portfolio will be leveraged generally through repurchase agreement funding. The structured Agency MBS portfolio generally will not be leveraged. The leverage ratio is calculated by dividing our total liabilities by total stockholders' equity at the end of each period. The amount of leverage typically will be a function of the capital allocated to the pass-through Agency MBS portfolio and the amount of haircuts required by our lenders on our borrowings. When the capital allocation to the pass-through Agency MBS portfolio is high, we expect that the leverage ratio will be high because more capital is being explicitly leveraged and less capital is un-leveraged. If the haircuts required by our lenders on our borrowings are higher, all else being equal, our leverage will be lower because our lenders will lend less against the value of the capital deployed to the pass-through Agency MBS portfolio. The allocation of capital between the two portfolios will be a function of several factors:

- The relative durations of the respective portfolios — We generally seek to have a combined hedged duration at or near zero. If our pass-through securities have a longer duration, we will allocate more capital to the structured security portfolio or hedges to achieve a combined duration close to zero.
- The relative attractiveness of pass-through securities versus structured securities — To the extent we believe the expected returns of one type of security are higher than the other, we will allocate more capital to the more attractive securities, subject to the caveat that its combined duration remains at or near zero and subject to maintaining our qualification for exemption under the Investment Company Act.
- Liquidity — We seek to maintain adequate cash and unencumbered securities relative to our repurchase agreement borrowings well in excess of anticipated price or prepayment related margin calls from our lenders. To the extent we feel price or prepayment related margin calls will be higher/lower, we will typically allocate less/more capital to the pass-through Agency MBS portfolio. Our pass-through Agency MBS portfolio likely will be our only source of price or prepayment related margin calls because we generally will not apply leverage to our structured Agency MBS portfolio. From time to time we may pledge a portion of our structured securities and retain the cash derived so it can be used to enhance our liquidity.

Risk Management

We invest in Agency MBS and Orchid common stock to mitigate credit risk. Additionally, our Agency MBS, as well as Orchid's, are backed by a diversified base of mortgage loans to mitigate geographic, loan originator and other types of concentration risks.

Interest Rate Risk Management

We believe that the risk of adverse interest rate movements represents the most significant risk to the value of our portfolio. This risk arises because (i) the interest rate indices used to calculate the interest rates on the mortgages underlying our assets may be different from the interest rate indices used to calculate the interest rates on the related borrowings, and (ii) interest rate movements affecting our borrowings may not be reasonably correlated with interest rate movements affecting our assets. We attempt to mitigate our interest rate risk by using the techniques described below:

Agency MBS Backed by ARMs. We seek to minimize the differences between interest rate indices and interest rate adjustment periods of our Agency MBS backed by ARMs and related borrowings. At the time of funding, we typically align (i) the underlying interest rate index used to calculate interest rates for our Agency MBS backed by ARMs and the related borrowings and (ii) the interest rate adjustment periods for our Agency MBS backed by ARMs and the interest rate adjustment periods for our related borrowings. As our borrowings mature or are renewed, we may adjust the index used to calculate interest expense, the duration of the reset periods and the maturities of our borrowings.

Agency MBS Backed by Fixed-Rate Mortgages. As interest rates rise, our borrowing costs increase; however, the income on our Agency MBS backed by fixed-rate mortgages remains unchanged. We may seek to limit increases to our borrowing costs through the use of interest rate swap or cap agreements, options, put or call agreements, futures contracts, forward rate agreements or similar financial instruments to economically convert our floating-rate borrowings into fixed-rate borrowings.

Agency MBS Backed by Hybrid ARMs. During the fixed-rate period of our Agency MBS backed by hybrid ARMs, the security is similar to Agency MBS backed by fixed-rate mortgages. During this period, we may employ the same hedging strategy that we employ for our Agency MBS backed by fixed-rate mortgages. Once our Agency MBS backed by hybrid ARMs convert to floating rate securities, we may employ the same hedging strategy as we employ for our Agency MBS backed by ARMs.

Derivative Instruments. We may enter into derivative instruments to economically hedge against the possibility that rising rates may adversely impact the cost of our repurchase agreement liabilities. The principal instruments that the Company has used to date are Eurodollar, federal funds ("Fed Funds") and Treasury Note ("T-Note") futures contracts and options to enter into interest rate swaps ("interest rate swaptions") and "to-be-announced" ("TBA") securities transactions, but we may enter into other derivatives in the future.

A futures contract is a legally binding agreement to buy or sell a financial instrument in a designated future month at a price agreed upon at the initiation of the contract by the buyer and seller. A futures contract differs from an option in that an option gives one of the counterparties a right, but not the obligation, to buy or sell, while a futures contract represents an obligation of both counterparties to buy or sell a financial instrument at a specified price.

Interest rate swaptions provide us the option to enter into an interest rate swap agreement for a predetermined notional amount, stated term and pay and receive interest rates in the future. We may enter into swaption agreements that provide us the option to enter into a pay fixed rate interest rate swap ("payer swaption"), or swaption agreements that provide us the option to enter into a receive fixed interest rate swap ("receiver swaptions").

Additionally, our structured Agency MBS generally exhibit sensitivities to movements in interest rates different than our pass-through Agency MBS. To the extent they do so, our structured Agency MBS may protect us against declines in the market value of our combined portfolio that result from adverse interest rate movements, although we cannot assure you that this will be the case.

We account for TBA securities as derivative instruments. Gains and losses associated with TBA securities transactions are reported in gain (loss) on derivative instruments in the accompanying consolidated statements of operations.

Prepayment Risk Management

The risk of mortgage prepayments is another significant risk to our portfolio. When prevailing interest rates fall below the coupon rate of a mortgage, mortgage prepayments are likely to increase. Conversely, when prevailing interest rates increase above the coupon rate of a mortgage, mortgage prepayments are likely to decrease.

When prepayment rates increase, we may not be able to reinvest the money received from prepayments at yields comparable to those of the securities prepaid. Additionally, some of our structured Agency MBS, such as IOs and IIOs, may be negatively affected by an increase in prepayment rates because their value is wholly contingent on the underlying mortgage loans having an outstanding principal balance.

A decrease in prepayment rates may also have an adverse effect on our portfolio. For example, if we invest in POs, the purchase price of such securities will be based, in part, on an assumed level of prepayments on the underlying mortgage loan. Because the returns on POs decrease the longer it takes the principal payments on the underlying loans to be paid, a decrease in prepayment rates could decrease our returns on these securities.

Prepayment risk also affects our hedging activities. When an Agency MBS backed by a fixed-rate mortgage or hybrid ARM is acquired with borrowings, we may cap or fix our borrowing costs for a period close to the anticipated average life of the fixed-rate portion of the related Agency MBS. If prepayment rates are different than our projections, the term of the related hedging instrument may not match the fixed-rate portion of the security, which could cause us to incur losses.

Because our business may be adversely affected if prepayment rates are different than our projections, we seek to invest in Agency MBS backed by mortgages with well-documented and predictable prepayment histories. To protect against increases in prepayment rates, we invest in Agency MBS backed by mortgages that we believe are less likely to be prepaid. For example, we invest in Agency MBS backed by mortgages (i) with loan balances low enough such that a borrower would likely have little incentive to refinance, (ii) extended to borrowers with credit histories weak enough to not be eligible to refinance their mortgage loans, (iii) that are newly originated fixed-rate or hybrid ARMs or (iv) that have interest rates low enough such that a borrower would likely have little incentive to refinance. To protect against decreases in prepayment rates, we may also invest in Agency MBS backed by mortgages with characteristics opposite to those described above, which would typically be more likely to be refinanced. We may also invest in certain types of structured Agency MBS as a means of mitigating our portfolio-wide prepayment risks. For example, certain tranches of CMOs are less sensitive to increases in prepayment rates, and we may invest in those tranches as a means of hedging against increases in prepayment rates.

Liquidity Management Strategy

Because of our use of leverage, we manage liquidity to meet our lenders' margin calls by maintaining cash balances or unencumbered assets well in excess of anticipated margin calls; and making margin calls on our lenders when we have an excess of collateral pledged against our borrowings.

We also attempt to minimize the number of margin calls we receive by:

- Deploying capital from our leveraged Agency MBS portfolio to our unleveraged Agency MBS portfolio;
- Investing in Agency MBS backed by mortgages that we believe are less likely to be prepaid to decrease the risk of excessive margin calls when monthly prepayments are announced. Prepayments are declared, and the market value of the related security declines, before the receipt of the related cash flows. Prepayment declarations give rise to a temporary collateral deficiency and generally result in margin calls by lenders;
- Investing in REIT common stock; and
- Reducing our overall amount of leverage.

To the extent we are unable to adequately manage our interest rate exposure and are subjected to substantial margin calls, we may be forced to sell assets at an inopportune time which in turn could impair our liquidity and reduce our borrowing capacity and book value. We did not experience significant margin call activity in 2022.

Investment Company Act Exemption

We operate our business so that we are exempt from registration under the Investment Company Act. We rely on the exemption provided by Section 3(c)(5)(C) of the Investment Company Act, which applies to companies in the business of purchasing or otherwise acquiring mortgages and other liens on, and interests in, real estate. In order to rely on the exemption provided by Section 3(c)(5)(C), we must maintain at least 55% of our assets in qualifying real estate assets. For the purposes of this test, structured Agency MBS are non-qualifying real estate assets. We monitor our portfolio periodically and prior to each investment to confirm that we continue to qualify for the exemption. To qualify for the exemption, we make investments so that at least 55% of the assets we own consist of qualifying mortgages and other liens on and interests in real estate, which we refer to as qualifying real estate assets, and so that at least 80% of the assets we own consist of real estate-related assets, including our qualifying real estate assets.

We treat whole-pool pass-through Agency MBS as qualifying real estate assets based on no-action letters issued by the staff of the SEC. In August 2011, the SEC, through a concept release, requested comments on interpretations of Section 3(c)(5)(C). To the extent that the SEC or its staff publishes new or different guidance with respect to these matters, we may fail to qualify for this exemption. We manage our pass-through Agency MBS portfolio such that we have sufficient whole-pool pass-through Agency MBS to ensure we maintain our exemption from registration under the Investment Company Act. At present, we generally do not expect that our investments in structured Agency MBS will constitute qualifying real estate assets, but will constitute real estate-related assets for purposes of the Investment Company Act.

Employees and Human Capital Resources

As of December 31, 2022, we had 8 full-time salaried employees, none of whom are subject to a collective bargaining agreement. We provide a variety of benefit programs including a 401(k) plan and health, dental and other insurance. We believe our relationship with our employees is excellent.

Competition

Our net income depends on our ability to acquire Agency MBS for our portfolio at favorable spreads over our borrowing costs. Our net income also depends on our ability to execute the same investment strategy for the Orchid portfolio, for which we receive management fees and expense reimbursement payments. When we invest in Agency MBS and other investment assets, we compete with a variety of institutional investors, including mortgage REITs, insurance companies, mutual funds, pension funds, investment banking firms, banks and other financial institutions that invest in the same types of assets, the Federal Reserve Bank and other governmental entities or government sponsored entities. Many of these investors have greater financial resources and access to lower costs of capital than we do. The existence of these competitive entities, as well as the possibility of additional entities forming in the future, may increase the competition for the acquisition of mortgage related securities, resulting in higher prices and lower yields on assets.

Available Information

Our investor relations website is https://ir.biminicapital.com. We make available on the website under "Financials/SEC filings," free of charge, our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any other reports (including any amendments to such reports) as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. Information on our website, however, is not part of this Report. In addition, all of our filed reports can be obtained at the SEC's website at http://www.sec.gov.

ITEM 1A. RISK FACTORS.

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the heading "Risk Factors" and should be carefully considered, together with other information in this Report and our other filings with the SEC, before making an investment decision regarding our common stock.

- Changes in interest rates may negatively affect the value of our investments and increase the cost of our borrowings, which could result in reduced earnings or losses.
- An increase in interest rates may also cause a decrease in the volume of newly issued, or investor demand for, Agency MBS, which could materially adversely affect our ability to acquire assets that satisfy our investment objectives and our business, financial condition and results of operations.
- Interest rate mismatches between our Agency MBS and our borrowings may reduce our net interest margin during periods of changing interest rates, which could materially adversely affect our business, financial condition and results of operations.
- Downgrades of the U.S. credit rating, automatic spending cuts, or a government shutdown could negatively impact our liquidity, financial condition and earnings.
- Although structured Agency MBS are generally subject to the same risks as our pass-through Agency MBS, certain types of risks may be enhanced depending on the type of structured Agency MBS in which we invest.
- New laws may be passed affecting the relationship between Fannie Mae and Freddie Mac, on the one hand, and the federal government, on the other, which could adversely affect the price of, or our ability to invest in and finance Agency MBS.
- Purchases and sales of Agency MBS by the Fed may adversely affect the price and return associated with Agency MBS
- Changes in the levels of prepayments on the mortgages underlying our Agency MBS might decrease net interest income or result in a net loss, which could materially adversely affect our business, financial condition and results of operations.
- Failure to procure adequate repurchase agreement financing, or to renew or replace existing repurchase agreement financing as it matures, could materially adversely affect our business, financial condition and results of operations.
- Adverse market developments could cause our lenders to require us to pledge additional assets as collateral. If our assets were insufficient to meet these collateral requirements, we might be compelled to liquidate particular assets at inopportune times and at unfavorable prices, which could materially adversely affect our business, financial condition and results of operations and our ability to pay distributions to our stockholders.
- Hedging against interest rate exposure may not completely insulate us from interest rate risk and could materially adversely affect our business, financial condition and results of operations.
- Our use of leverage could materially adversely affect our business, financial condition and results of operations.
- We rely on analytical models and other data to analyze potential asset acquisition and disposition opportunities and to manage our portfolio. Such models and other data may be incorrect, misleading or incomplete, which could cause us to purchase assets that do not meet our expectations or to make asset management decisions that are not in line with our strategy.
- Valuations of some of our assets may be based on estimates, may fluctuate over short periods of time and may differ from the values that would have been used if a ready market for these assets existed.
- If our lenders default on their obligations to resell the Agency MBS back to us at the end of the repo transaction term, or if the value of the Agency MBS has declined by the end of the repo transaction term or if we default on our obligations under the repo transaction, we will lose money on these transactions, which, in turn, may materially adversely affect our business, financial condition and results of operations.
- We have issued long-term debt to fund our operations which can increase the volatility of our earnings and stockholders' equity.
- Clearing facilities or exchanges upon which some of our hedging instruments are traded may increase margin requirements on our hedging instruments in the event of adverse economic developments.
- We depend primarily on two individuals to operate our business, and the loss of one or both of such persons could materially adversely affect our business, financial condition and results of operations.
- We may change our investment strategy, investment guidelines and asset allocation without notice or stockholder consent, which may result in riskier investments.
- Loss of our exemption from regulation under the Investment Company Act would negatively affect the value of shares of our common stock.
- Failure to obtain and maintain an exemption from being regulated as a commodity pool operator could subject us to additional regulation and compliance requirements and may result in fines and other penalties which could materially adversely affect our business and financial condition.

- Our ownership limitations and certain other provisions of applicable law and our charter and bylaws may restrict business combination opportunities that would otherwise be favorable to our stockholders.
- The termination of our management agreement with Orchid would significantly reduce our revenues in the near term.
- We cannot predict the effect that government policies, laws and plans adopted in response to the COVID-19 pandemic, any other global pandemic, or global recessionary economic conditions will have on us.
- Our investment in Orchid Island Capital, Inc. or other mortgage REIT common stock may fluctuate in value which may materially adversely affect our business, financial condition and results of operations.

Risk Factors

You should carefully consider the risks described below and all other information contained in this Report, including our annual consolidated financial statements and related notes thereto, before making an investment decision regarding our common stock. Our business, financial condition or results of operations could be harmed by any of these risks. Similarly, these risks could cause the market price of our common stock to decline and you might lose all or part of your investment. Our forward-looking statements in this Report are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below.

Risks Related to Our Business

Changes in interest rates may negatively affect the value of our investments and increase the cost of our borrowings, which could result in reduced earnings or losses.

Under normal market conditions, an investment in Agency MBS will decline in value if interest rates increase. In addition, net interest income could decrease if the yield curve is inverted or flat. While one or more of the GSEs guarantee the principal and interest payments related to the Agency MBS we own, this guarantee does not protect us from declines in market value caused by changes in interest rates. Declines in the market value of our investments may ultimately result in losses to us, which may reduce earnings and cash available to fund our operations.

Significant increases in both long-term and short-term interest rates pose a substantial risk associated with our investment in Agency MBS. If long-term rates were to increase significantly, the market value of our Agency MBS would decline, and the duration and weighted average life of the investments would increase. We could realize a loss if the securities were sold. At the same time, an increase in short-term interest rates would increase the amount of interest owed on our repurchase agreements used to finance the purchase of Agency MBS, which would decrease cash. Using this business model, we are particularly susceptible to the effects of an inverted yield curve, where short-term rates are higher than long-term rates. Although rare in a historical context, the U.S. and many countries in Europe have experienced inverted yield curves. Given the volatile nature of the U.S. economy and potential future increases in short-term interest rates, there can be no guarantee that the yield curve will not become and/or remain inverted. If this occurs, it could result in a decline in the value of our Agency MBS, our business, financial position and results of operations.

Decreases in market interest rates may also adversely affect our results of operations and financial conditions. During periods of declining interest rates or prolonged low interest rates, the interest rates we earn on our new assets may be lower. In addition, prepayments on existing mortgages may increase causing yields on our MBS to be lower, to the extent they are carried at a premium.

An increase in interest rates may also cause a decrease in the volume of newly issued, or investor demand for, Agency MBS, which could materially adversely affect our ability to acquire assets that satisfy our investment objectives and our business, financial condition and results of operations.

Rising interest rates generally reduce the demand for consumer credit, including mortgage loans, due to the higher cost of borrowing. A reduction in the volume of mortgage loans may affect the volume of Agency MBS available to us, which could affect our ability to acquire assets that satisfy our investment objectives. Rising interest rates may also cause Agency MBS that were issued prior to an interest rate increase to provide yields that exceed prevailing market interest rates. If rising interest rates cause us to be unable to acquire a sufficient volume of Agency MBS or Agency MBS with a yield that exceeds our borrowing costs, our ability to satisfy our investment objectives and to generate income, our business, financial condition and results of operations.

Interest rate mismatches between our Agency MBS and our borrowings may reduce our net interest margin during periods of changing interest rates, which could materially adversely affect our business, financial condition and results of operations.

Our portfolio includes Agency MBS backed by ARMs, hybrid Arms and fixed-rate mortgages, and the mix of these securities in the portfolio may be increased or decreased over time. Additionally, the interest rates on ARMs and hybrid ARMs may vary over time based on changes in a short-term interest rate index, of which there are many.

We finance our acquisitions of pass-through Agency MBS with short-term financing. During periods of rising short-term interest rates, the income we earn on these securities will not change (with respect to Agency MBS backed by fixed-rate mortgage loans) or will not increase at the same rate (with respect to Agency MBS backed by ARMs and hybrid ARMs) as our related financing costs, which may reduce our net interest margin or result in losses.

Downgrades of the U.S. credit rating, automatic spending cuts, or a government shutdown could negatively impact our liquidity, financial condition and earnings.

U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. The impact of this or any further downgrades to the U.S. government's sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. These developments could cause interest rates and borrowing costs to rise, which may negatively impact the value of our investments and our ability to access the debt markets on favorable terms. In addition, disagreements over the federal budget may cause the U.S. federal government to shut down for periods of time. Adverse political and economic conditions could have a material adverse effect on our business, financial condition and results of operations.

We invest in structured Agency MBS, including IOs, IIOs and POs. Although structured Agency MBS are generally subject to the same risks as our pass-through Agency MBS, certain types of risks may be enhanced depending on the type of structured Agency MBS in which we invest.

The structured Agency MBS in which we invest are securitizations (i) issued by the GSEs, (ii) collateralized by Agency MBS and (iii) divided into various tranches that have different characteristics (such as different maturities or different coupon payments). These securities may carry greater risk than an investment in pass-through Agency MBS. For example, certain types of structured Agency MBS, such as IOs, IIOs and POs, are more sensitive to prepayment risks than pass-through Agency MBS. If we were to invest in structured Agency MBS that were more sensitive to prepayment risks relative to other types of structured Agency MBS or pass-through Agency MBS, we may increase our portfolio-wide prepayment risk.

Differences in the stated maturity of our fixed rate assets, or in the timing of interest rate adjustments on our adjustable-rate assets, and our borrowings may adversely affect our profitability.

We rely primarily on short-term and/or variable rate borrowings to acquire fixed-rate securities with long-term maturities. In addition, we may have adjustable rate assets with interest rates that vary over time based upon changes in an objective index, such as LIBOR, the U.S. Treasury rate or the Secured Overnight Financing Rate ("SOFR"). These indices generally reflect short-term interest rates but these assets may not reset in a manner that matches our borrowings.

The relationship between short-term and longer-term interest rates is often referred to as the "yield curve." Ordinarily, short-term interest rates are lower than longer-term interest rates. If short-term interest rates rise disproportionately relative to longer-term interest rates (a "flattening" of the yield curve), our borrowing costs may increase more rapidly than the interest income earned on our assets. Because our investments generally bear interest at longer-term rates than we pay on our borrowings, a flattening of the yield curve would tend to decrease our net interest income and the market value of our investment portfolio. Additionally, to the extent cash flows from investments that return scheduled and unscheduled principal are reinvested, the spread between the yields on the new investments and available borrowing rates may decline, which would likely decrease our net income. It is also possible that short-term interest rates may exceed longer-term interest rates (a yield curve "inversion"), in which event, our borrowing costs may exceed our interest income and result in operating losses.

Purchases and sales of Agency MBS by the Fed may adversely affect the supply, price and returns associated with Agency MBS.

The Fed owned approximately $2.6 trillion of Agency MBS as of December 31, 2022. After nearly doubling its Agency MBS holdings from $1.4 trillion in March 2020 to a peak of over $2.7 trillion in April of 2022 as a result of its COVID-19 policy response, the Fed halted purchases of Agency MBS in September 2022 and began allowing up to $35 billion per month of Agency MBS to run off its balance sheet. This, combined with the Fed's aggressive hikes to the Fed Funds rate in an effort to curb inflation, has resulted in an increase in interest rates and an inversion of the yield curve that has negatively impacted the market value of Agency MBS. With prepayments slowing in response to rising mortgage rates, Agency MBS runoffs may not reduce the Fed's balance sheet quickly enough to meet its stated policy goals, raising the possibility of the Fed selling Agency MBS outright. These actions by the Fed to date, along with interest rate increases, have adversely impacted the prices and returns of Agency MBS. While it is very difficult to predict the impact of a continuing Fed portfolio runoff or potential sales of Agency MBS on the supply, prices and liquidity of Agency MBS, returns on Agency MBS may be adversely affected.

Short-term interest rates are currently higher than long-term interest rates. This phenomenon, typically referred to as an inverted treasury or yield curve, occurred during 2022 and may continue well into the future. Under such conditions the Company's funding costs may equal or exceed yields available on the Company assets, adversely impacting our financial condition and results of operations and our ability to pay distributions to our stockholders.

As the Federal Reserve began to increase over-night funding rates during 2022 short-term interest rates began to rise faster than longer-term interest rates and eventually the treasury yield curve became inverted, whereby yields on short-terms rates exceeded yields on long-term interest rates. This condition has continued into 2023 and may continue into the future. Consistent with this development, funding costs associated with the Company's borrowings have increased relative to yields on the Company's MBS securities. As a result, the Company's net interest income has declined. The Company has employed various hedging strategies to off-set the phenomenon. However, such hedges may not be adequate to protect the Company's net interest income in the future, adversely affecting our financial conditions, results of operations and the Company may have to reduce or even eliminate is monthly distributions of dividends.

Increased levels of prepayments on the mortgages underlying our Agency MBS might decrease net interest income or result in a net loss, which could materially adversely affect our business, financial condition and results of operations.

In the case of residential mortgages, there are seldom any restrictions on borrowers' ability to prepay their loans. Prepayment rates generally increase when interest rates fall and decrease when interest rates rise. Prepayment rates also may be affected by other factors, including, without limitation, conditions in the housing and financial markets, governmental action, general economic conditions and the relative interest rates on ARMs, hybrid ARMs and fixed-rate mortgage loans. With respect to pass-through Agency MBS, faster-than-expected prepayments could also materially adversely affect our business, financial condition and results of operations in various ways, including, if we are unable to quickly acquire new Agency MBS that generate comparable returns to replace the prepaid Agency MBS.

When we acquire structured Agency MBS, we anticipate that the underlying mortgages will prepay at a projected rate, generating an expected yield. When the prepayment rates on the mortgages underlying our structured Agency MBS are higher than expected, our returns on those securities may be materially adversely affected. For example, the value of our IOs and IIOs are extremely sensitive to prepayments because holders of these securities do not have the right to receive any principal payments on the underlying mortgages. Therefore, if the mortgage loans underlying our IOs and IIOs are prepaid, such securities would cease to have any value, which, in turn, could materially adversely affect our business, financial condition and results of operations.

While we seek to minimize prepayment risk, we must balance prepayment risk against other risks and the potential returns of each investment. No strategy can completely insulate us from prepayment or other such risks.

A decrease in prepayment rates on the mortgages underlying our Agency MBS might decrease net interest income or result in a net loss, which could materially adversely affect our business, financial condition and results of operations.

Certain of our structured Agency MBS may be adversely affected by a decrease in prepayment rates. For example, because POs are similar to zero-coupon bonds, our expected returns on such securities will be contingent on our receiving the principal payments of the underlying mortgage loans at expected intervals that assume a certain prepayment rate. If prepayment rates are lower than expected, we will not receive principal payments as quickly as we anticipated and, therefore, our expected returns on these securities will be adversely affected, which, in turn, could materially adversely affect our business, financial condition and results of operations.

While we seek to minimize prepayment risk, we must balance prepayment risk against other risks and the potential returns of each investment. No strategy can completely insulate us from prepayment or other such risks.

Interest rate caps on the ARMs and hybrid ARMs backing our Agency MBS may reduce our net interest margin during periods of rising interest rates, which could materially adversely affect our business, financial condition and results of operations.

ARMs and hybrid ARMs are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through the maturity of the loan. Our borrowings typically are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, our financing costs could increase without limitation while caps could limit the interest we earn on the ARMs and hybrid ARMs backing our Agency MBS. This problem is magnified for ARMs and hybrid ARMs that are not fully indexed because such periodic interest rate caps prevent the coupon on the security from fully reaching the specified rate in one reset. Further, some ARMs and hybrid ARMs may be subject to periodic payment caps that result in a portion of the interest being deferred and added to the principal outstanding. As a result, we may receive less cash income on Agency MBS backed by ARMs and hybrid ARMs than necessary to pay interest on our related borrowings. Interest rate caps on Agency MBS backed by ARMs and hybrid ARMs could reduce our net interest margin if interest rates were to increase beyond the level of the caps, which could materially adversely affect our business, financial condition and results of operations.

Failure to procure adequate repurchase agreement financing, or to renew or replace existing repurchase agreement financing as it matures, could materially adversely affect our business, financial condition and results of operations.

We intend to maintain master repurchase agreements with several counterparties. We cannot assure you that any, or sufficient, repurchase agreement financing will be available to us in the future on terms that are acceptable to us. Any decline in the value of Agency MBS, or perceived market uncertainty about their value, would make it more difficult for us to obtain financing on favorable terms or at all, or maintain our compliance with the terms of any financing arrangements already in place. We may be unable to diversify the credit risk associated with our lenders. In the event that we cannot obtain sufficient funding on acceptable terms, our business, financial condition and results of operations may be adversely affected.

Furthermore, because we intend to rely primarily on short-term borrowings to fund our acquisition of Agency MBS, our ability to achieve our investment objectives will depend not only on our ability to borrow money in sufficient amounts and on favorable terms, but also on our ability to renew or replace on a continuous basis our maturing short-term borrowings. If we are not able to renew or replace maturing borrowings, we will have to sell some or all of our assets, possibly under adverse market conditions. In addition, if the regulatory capital requirements imposed on our lenders change, they may be required to significantly increase the cost of the financing that they provide to us. Our lenders also may revise their eligibility requirements for the types of assets they are willing to finance or the terms of such financings, based on, among other factors, the regulatory environment and their management of perceived risk.

Adverse market developments could cause our lenders to require us to pledge additional assets as collateral. If our assets were insufficient to meet these collateral requirements, we might be compelled to liquidate particular assets at inopportune times and at unfavorable prices, which could materially adversely affect our business, financial condition and results of operations.

Adverse market developments, including a sharp or prolonged rise in interest rates, a change in prepayment rates or increasing market concern about the value or liquidity of one or more types of Agency MBS, might reduce the market value of our portfolio, which might cause our lenders to initiate margin calls. A margin call means that the lender requires us to pledge additional collateral to re-establish the ratio of the value of the collateral to the amount of the borrowing. The specific collateral value to borrowing ratio that would trigger a margin call is not set in the master repurchase agreements and not determined until we engage in a repo transaction under these agreements. Our fixed-rate Agency MBS generally are more susceptible to margin calls as increases in interest rates tend to more negatively affect the market value of fixed-rate securities. If we are unable to satisfy margin calls, our lenders may foreclose on our collateral. The threat or occurrence of a margin call could force us to sell, either directly or through a foreclosure, our Agency MBS under adverse market conditions. Because of the significant leverage we expect to have, we may incur substantial losses upon the threat or occurrence of a margin call, which could materially adversely affect our business, financial condition and results of operations. This risk is magnified given that the Company's equity capital, particularly its tangible equity, is relatively small.

Hedging against interest rate exposure may not completely insulate us from interest rate risk and could materially adversely affect our business, financial condition and results of operations.

We may enter into interest rate cap or swap agreements or pursue other hedging strategies, including the purchase of puts, calls or other options and futures contracts in order to hedge the interest rate risk of our portfolio. In general, our hedging strategy depends on our view of our entire portfolio consisting of assets, liabilities and derivative instruments, in light of prevailing market conditions. We could misjudge the condition of our investment portfolio or the market. Our hedging activity will vary in scope based on the level and volatility of interest rates and principal prepayments, the type of Agency MBS we hold and other changing market conditions. Hedging may fail to protect or could adversely affect us because, among other things:

- hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability;
- certain types of hedges may expose us to risk of loss beyond the fee paid to initiate the hedge;
- the credit quality of the counterparty on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and
- the counterparty in the hedging transaction may default on its obligation to pay.

There are no perfect hedging strategies, and interest rate hedging may fail to protect us from loss. Alternatively, we may fail to properly assess a risk to our investment portfolio or may fail to recognize a risk entirely, leaving us exposed to losses without the benefit of any offsetting hedging activities. The derivative financial instruments we select may not have the effect of reducing our interest rate risk. The nature and timing of hedging transactions may influence the effectiveness of these strategies. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses. In addition, hedging activities could result in losses if the event against which we hedge does not occur. These risks are magnified given that the Company's equity capital, particularly its tangible equity, is relatively small.

Moreover, the expected transition from LIBOR to alternative reference rates adds additional complications to our hedging activity. For example, we may enter into SOFR-based swaps to hedge rising borrowing costs, which may not fully offset such rising costs as well as LIBOR-based swaps may have in the past.

Because of the foregoing risks, our hedging activity could materially adversely affect our business, financial condition and results of operations.

Our use of certain hedging techniques may expose us to counterparty risks.

To the extent that our hedging instruments are not traded on regulated exchanges, guaranteed by an exchange or its clearinghouse, or regulated by any U.S. or foreign governmental authorities, there may not be requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying hedging transactions may depend on compliance with applicable statutory, exchange and other regulatory requirements and, depending on the domicile of the counterparty, applicable international requirements. Consequently, if any of these issues causes a counterparty to fail to perform under a derivative agreement we could incur a significant loss.

For example, if a swap exchange utilized in an interest rate swap agreement that we enter into as part of our hedging strategy cannot perform under the terms of the interest rate swap agreement, we may not receive payments due under that agreement, and, thus, we may lose any potential benefit associated with the interest rate swap. Additionally, we may also risk the loss of any collateral we have pledged to secure our obligations under these swap agreements if the exchange becomes insolvent or files for bankruptcy. Similarly, if an interest rate swaption counterparty fails to perform under the terms of the interest rate swaption agreement, in addition to not being able to exercise or otherwise cash settle the agreement, we could also incur a loss for the premium paid for that swaption.

Our use of leverage could materially adversely affect our business, financial condition and results of operations.

We calculate our leverage ratio by dividing our total liabilities by total equity at the end of each period. Under normal market conditions, we generally expect our leverage ratio to be less than 10 to 1, although at times our borrowings may be above or below this level. We incur this indebtedness by borrowing against a substantial portion of the market value of our pass-through Agency MBS and a portion of our structured Agency MBS. Our total indebtedness, however, is not expressly limited by our policies and will depend on our prospective lenders' estimates of the stability of our portfolio's cash flow. As a result, there is no limit on the amount of leverage that we may incur. We face the risk that we might not be able to meet our debt service obligations or a lender's margin requirements from our income and, to the extent we cannot, we might be forced to liquidate some of our Agency MBS at unfavorable prices. Our use of leverage could materially adversely affect our business, financial condition and results of operations. For example, our borrowings are secured by our pass-through Agency MBS and a portion of our structured Agency MBS under repurchase agreements. A decline in the market value of the pass-through Agency MBS or structured Agency MBS used to secure these debt obligations could limit our ability to borrow or result in lenders requiring us to pledge additional collateral to secure our borrowings. In that situation, we could be required to sell Agency MBS under adverse market conditions in order to obtain the additional collateral required by the lender. If these sales are made at prices lower than the carrying value of the Agency MBS, we would experience losses. If we experience losses as a result of our use of leverage, such losses could materially adversely affect our business, results of operations and financial condition.

It may be uneconomical to "roll" our TBA dollar roll transactions or we may be unable to meet margin calls on our TBA contracts, which could negatively affect our financial condition and results of operations.

We may utilize TBA dollar roll transactions as a means of investing in and financing Agency MBS securities. TBA contracts enable us to purchase or sell, for future delivery, Agency MBS with certain principal and interest terms and certain types of collateral, but the particular Agency MBS to be delivered are not identified until shortly before the TBA settlement date. Prior to settlement of the TBA contract we may choose to move the settlement of the securities out to a later date by entering into an offsetting position (referred to as a "pair off"), net settling the paired off positions for cash, and simultaneously purchasing a similar TBA contract for a later settlement date, collectively referred to as a "dollar roll." The Agency MBS purchased for a forward settlement date under the TBA contract are typically priced at a discount to Agency MBS for settlement in the current month. This difference (or discount) is referred to as the "price drop." The price drop is the economic equivalent of net interest income earned from carrying the underlying Agency MBS over the roll period (interest income less implied financing cost). Consequently, TBA dollar roll transactions and such forward purchases of Agency MBS represent a form of off-balance sheet financing and increase our "at risk" leverage.

Under certain market conditions, TBA dollar roll transactions may result in negative carry income whereby the Agency MBS purchased for a forward settlement date under the TBA contract are priced at a premium to Agency MBS for settlement in the current month. Additionally, sales of some or all of the Fed's holdings of Agency MBS or declines in purchases of Agency MBS by the Fed could adversely impact the dollar roll market. Under such conditions, it may be uneconomical to roll our TBA positions prior to the settlement date and we could have to take physical delivery of the underlying securities and settle our obligations for cash. We may not have sufficient funds or alternative financing sources available to settle such obligations. In addition, pursuant to the margin provisions established by the Mortgage-Backed Securities Division ("MBSD") of the Fixed Income Clearing Corporation ("FICC"), we are subject to margin calls on our TBA contracts. Further, our clearing and custody agreements may require us to post additional margin above the levels established by the MBSD. Negative carry income on TBA dollar roll transactions or failure to procure adequate financing to settle our obligations or meet margin calls under our TBA contracts could result in defaults or force us to sell assets under adverse market conditions and adversely affect our financial condition and results of operations.

Volatile market conditions for mortgages and mortgage-related assets as well as the broader financial markets can result in a significant contraction in liquidity for mortgages and mortgage-related assets, which may adversely affect the value of the assets in which we invest.

Our results of operations are materially affected by conditions in the markets for mortgages and mortgage-related assets, including Agency MBS, as well as the broader financial markets and the economy generally.

Significant adverse changes in financial market conditions can result in a deleveraging of the global financial system and the forced sale of large quantities of mortgage-related and other financial assets. Concerns over rising interest rates, growing inflation, economic recession, geopolitical issues including events such as the COVID-19 pandemic or other global pandemics, the war in Ukraine, the military conflict between Ukraine and Russia, policy priorities of a new U.S. presidential administration, trade wars, unemployment, the availability and cost of financing, the mortgage market and a declining real estate market or prolonged government shutdown may contribute to increased volatility and diminished expectations for the economy and markets.

Increased volatility and deterioration in the markets for mortgages and mortgage-related assets as well as the broader financial markets may adversely affect the performance and market value of our Agency MBS and our investment in Orchid common stock. If these conditions exist, institutions from which we seek financing for our investments may tighten their lending standards, increase margin calls or become insolvent, which could make it more difficult for us to obtain financing on favorable terms or at all. Our profitability and financial condition may be adversely affected if we are unable to obtain cost-effective financing for our investments.

Our forward settling transactions, including TBA transactions, subject us to certain risks, including price risks and counterparty risks.

We purchase some of our Agency MBS through forward settling transactions, including TBAs. In a forward settling transaction, we enter into a forward purchase agreement with a counterparty to purchase either (i) an identified Agency MBS, or (ii) a TBA, or to-be-issued, Agency MBS with certain terms. As with any forward purchase contract, the value of the underlying Agency MBS may decrease between the trade date and the settlement date. Furthermore, a transaction counterparty may fail to deliver the underlying Agency MBS at the settlement date. If any of these risks were to occur, our financial condition and results of operations may be materially adversely affected.

We rely on analytical models and other data to analyze potential asset acquisition and disposition opportunities and to manage our portfolio. Such models and other data may be incorrect, misleading or incomplete, which could cause us to purchase assets that do not meet our expectations or to make asset management decisions that are not in line with our strategy.

We rely on analytical models, and information and other data supplied by third parties. These models and data may be used to value assets or potential asset acquisitions and dispositions and in connection with our asset management activities. If our models and data prove to be incorrect, misleading or incomplete, any decisions made in reliance thereon could expose us to potential risks.

Our reliance on models and data may induce us to purchase certain assets at prices that are too high, to sell certain other assets at prices that are too low or to miss favorable opportunities altogether. Similarly, any hedging activities that are based on faulty models and data may prove to be unsuccessful.

Some models, such as prepayment models, may be predictive in nature. The use of predictive models has inherent risks. For example, such models may incorrectly forecast future behavior, leading to potential losses. In addition, the predictive models used by us may differ substantially from those models used by other market participants, resulting in valuations based on these predictive models that may be substantially higher or lower for certain assets than actual market prices. Furthermore, because predictive models are usually constructed based on historical data supplied by third parties, the success of relying on such models may depend heavily on the accuracy and reliability of the supplied historical data, and, in the case of predicting performance in scenarios with little or no historical precedent (such as extreme broad-based declines in home prices, or deep economic recessions or depressions), such models must employ greater degrees of extrapolation and are therefore more speculative and less reliable.

Models may also include LIBOR as an input. Thus, the transition away from LIBOR to SOFR may require changes to the models and/or impair the historical relationships patterned within these models as a result of less historical data than is currently available for LIBOR.

All valuation models rely on correct market data input. If incorrect market data is entered into even a well-founded valuation model, the resulting valuations will be incorrect. However, even if market data is inputted correctly, "model prices" will often differ substantially from market prices, especially for securities with complex characteristics or whose values are particularly sensitive to various factors. If our market data inputs are incorrect or our model prices differ substantially from market prices, our business, financial condition and results of operations could be materially adversely affected.

Valuations of some of our assets may be based on estimates, may fluctuate over short periods of time and may differ from the values that would have been used if a ready market for these assets existed.

While in many cases our determination of the fair value of our assets is based on valuations provided by third-party dealers and pricing services, we can and do value assets based upon our judgment, and such valuations may differ from those provided by third-party dealers and pricing services. In general, dealers and pricing services heavily disclaim their valuations. Additionally, dealers may claim to furnish valuations only as an accommodation and without special compensation, and so they may disclaim any and all liability for any direct, incidental or consequential damages arising out of any inaccuracy or incompleteness in valuations, including any act of negligence or breach of any warranty. Depending on the complexity and illiquidity of an asset, valuations of the same asset can vary substantially from one dealer or pricing service to another. The valuation process during times of market distress can be particularly difficult and unpredictable and during such time the disparity of valuations provided by third-party dealers can widen.

Our business, financial condition and results of operations could be materially adversely affected if our fair value determinations of these assets were materially higher than the values that would exist if a ready market existed for these assets.

Because the assets that we acquire might experience periods of illiquidity, we might be prevented from selling our Agency MBS at favorable times and prices, which could materially adversely affect our business, financial condition and results of operations.

Agency MBS generally experience periods of illiquidity. Such conditions are more likely to occur for structured Agency MBS because such securities are generally traded in markets much less liquid than the pass-through Agency MBS market. As a result, we may be unable to dispose of our Agency MBS at advantageous times and prices or in a timely manner. The lack of liquidity might result from the absence of a willing buyer or an established market for these assets as well as legal or contractual restrictions on resale. The illiquidity of Agency MBS could materially adversely affect our business, financial condition and results of operations.

Our use of repurchase agreements may give our lenders greater rights in the event that either we or any of our lenders file for bankruptcy, which may make it difficult for us to recover our collateral in the event of a bankruptcy filing.

Our borrowings under repurchase agreements may qualify for special treatment under the bankruptcy code, giving our lenders the ability to avoid the automatic stay provisions of the bankruptcy code and to take possession of and liquidate our collateral under the repurchase agreements without delay if we file for bankruptcy. Furthermore, the special treatment of repurchase agreements under the bankruptcy code may make it difficult for us to recover our pledged assets in the event that any of our lenders files for bankruptcy. Thus, the use of repurchase agreements exposes our pledged assets to risk in the event of a bankruptcy filing by either our lenders or us. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our investment under a repurchase agreement or to be compensated for any damages resulting from the lender's insolvency may be further limited by those statutes.

If a repurchase agreement counterparty defaults on their obligations to resell the Agency MBS back to us at the end of the repo transaction term, or if the value of the Agency MBS has declined by the end of the repo transaction term or if we default on our obligations under the repo transaction, we will lose money on these transactions, which, in turn, may materially adversely affect our business, financial condition and results of operations.

When we engage in a repo transaction, we initially sell securities to the financial institution under one of our master repurchase agreements in exchange for cash, and our counterparty is obligated to resell the securities to us at the end of the term of the transaction, which is typically from 24 to 90 days but may be up to 364 days or more. The cash we receive when we initially sell the securities is less than the value of those securities, which is referred to as the "haircut." Many financial institutions from which we may obtain repurchase agreement financing have increased their haircuts in the past and may do so again in the future. When haircuts are increased, we are required to post additional cash or securities as collateral for our Agency MBS. If our counterparty defaults on its obligation to resell the securities to us, we would incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the securities). We would also lose money on a repo transaction if the value of the underlying securities had declined as of the end of the transaction term, as we would have to repurchase the securities for their initial value but would receive securities worth less than that amount. Any losses we incur on our repo transactions could materially adversely affect our business, financial condition and results of operations.

If we default on one of our obligations under a repo transaction, the counterparty can terminate the transaction and cease entering into any other repo transactions with us. In that case, we would likely need to establish a replacement repurchase facility with another financial institution in order to continue to leverage our portfolio and carry out our investment strategy. There is no assurance we would be able to establish a suitable replacement facility on acceptable terms or at all.

We have issued long-term debt to fund our operations which can increase the volatility of our earnings and stockholders' equity.

In October 2005, Bimini Capital completed a private offering of trust preferred securities of Bimini Capital Trust II, of which $26.8 million are still outstanding. The Company must pay interest on these junior subordinated notes on a quarterly basis at a rate equal to current three month LIBOR rate plus 3.5%. On March 15, 2022, the President of the United States of America signed into law the Adjustable Interest Rate (LIBOR) Act (the "LIBOR Act"). Under the LIBOR Act, on July 1, 2023, a benchmark replacement recommended by the Board of Governors of the Federal Reserve System (the "Board") will replace LIBOR in certain contracts, including the trust preferred securities of Bimini Capital Trust II. Accordingly, the LIBOR Act, as implemented by the final regulations of the Board, provides that after June 30, 2023 the an appropriate SOFR index will be used to determine the interest rate on the junior subordinated notes. To the extent the Company's does not generate sufficient earnings to cover the interest payments on the debt, our earnings and stockholders' equity may be negatively impacted.

The Company considers the junior subordinated notes as part of its long-term capital base. Therefore, for purposes of all disclosure in this report concerning our capital or leverage, the Company considers both stockholders' equity and the $26.8 million of junior subordinated notes to constitute capital.

The Company has also elected to account for its investments in MBS under the fair value option and, therefore, will report MBS on our financial statements at fair value with unrealized gains and losses included in earnings. Changes in the value of the MBS do not impact the outstanding balance of the junior subordinated notes but rather our stockholders' equity. Therefore, changes in the value of our MBS will be absorbed solely by our stockholders' equity. Because our stockholders' equity is small in relation to our total capital, such changes may result in significant changes in our stockholders' equity.

Clearing facilities or exchanges upon which some of our hedging instruments are traded may increase margin requirements on our hedging instruments in the event of adverse economic developments.

In response to events having or expected to have adverse economic consequences or which create market uncertainty, clearing facilities or exchanges upon which some of our hedging instruments, such as T-Note, Fed Funds and Eurodollar futures contracts, are traded may require us to post additional collateral against our hedging instruments. In the event that future adverse economic developments or market uncertainty result in increased margin requirements for our hedging instruments, it could materially adversely affect our liquidity position, business, financial condition and results of operations.

Our inability to access funding or the terms on which such funding is available could have a material adverse effect on our financial condition, particularly in times of significant market dislocations.

Our ability to fund our operations, meet financial obligations and finance asset acquisitions is dependent upon our ability to secure and maintain our repurchase agreements with our counterparties. Because repurchase agreements are short-term commitments of capital, lenders may respond to market conditions in ways that make it more difficult for us to renew or replace on a continuous basis our maturing short-term borrowings and have imposed and may continue to impose more onerous terms when rolling such financings. If we are not able to renew our existing repurchase agreements or arrange for new financing on terms acceptable to us, or if we are required to post more collateral or face larger haircuts, we may have to curtail our asset acquisition activities and/or dispose of assets.

Issues related to financing are exacerbated in times of significant dislocation in the financial markets, for example, such as those experienced related to the COVID-19 pandemic. It is possible our lenders will become unwilling or unable to provide us with financing, and we could be forced to sell our assets at an inopportune time when prices are depressed. In addition, if the regulatory capital requirements imposed on our lenders change, they may be required to significantly increase the cost of the financing that they provide to us. Our lenders also have revised and may continue to revise the terms of such financings, including haircuts and requiring additional collateral in the form of cash, based on, among other factors, the regulatory environment and their management of actual and perceived risk. Moreover, the amount of financing we receive under our repurchase agreements will be directly related to our lenders' valuation of our assets that collateralize the outstanding borrowings. Typically, repurchase agreements grant the lender the absolute right to re-evaluate the fair market value of the assets that cover outstanding borrowings at any time. If a lender determines in its sole discretion that the value of the assets has decreased, the lender has the right to initiate a margin call. These valuations may be different than the values that we ascribe to these assets and may be influenced by recent asset sales at distressed levels by forced sellers. A margin call requires us to transfer additional assets to a lender without any advance of funds from the lender for such transfer or to repay a portion of the outstanding borrowings. Significant margin calls could have a material adverse effect on our results of operations, financial condition, business, liquidity and ability to make distributions to our stockholders, and could cause the value of our common stock to decline. In addition, we experienced an increase in haircuts on financings we have rolled. As haircuts are increased, we are required to post additional collateral. We may also be forced to sell assets at significantly depressed prices to meet such margin calls and to maintain adequate liquidity. As a result of the COVID-19 pandemic, we experienced margin calls in 2020 well beyond historical norms. As of December 31, 2022, we had met all margin call requirements, but a sufficiently deep and/or rapid increase in margin calls or haircuts could have an adverse impact on our liquidity.

We may change our investment strategy, investment guidelines and asset allocation without notice or stockholder consent, which may result in riskier investments.

Our Board of Directors has the authority to change our investment strategy or asset allocation at any time without notice to or consent from our stockholders. To the extent that our investment strategy changes in the future, we may make investments that are different from, and possibly riskier than, the investments described in this Report. A change in our investment strategy may increase our exposure to interest rate and real estate market fluctuations. Furthermore, a change in our asset allocation could result in our allocating assets in a different manner than as described in this Report.

Competition might prevent us from acquiring Agency MBS at favorable yields, which could materially adversely affect our business, financial condition and results of operations.

We operate in a highly competitive market for investment opportunities. Our net income largely depends on our ability to acquire Agency MBS at favorable spreads over our borrowing costs. In acquiring Agency MBS, we compete with a variety of institutional investors, including mortgage REITs, investment banking firms, savings and loan associations, banks, insurance companies, mutual funds, other lenders, other entities that purchase Agency MBS, the Fed, other governmental entities and government-sponsored entities, many of which have greater financial, technical, marketing and other resources than we do. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us, such as funding from the U.S. government. Additionally, many of our competitors are required to maintain an exemption from the Investment Company Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments. Furthermore, competition for investments in Agency MBS may lead the price of such investments to increase, which may further limit our ability to generate desired returns. As a result, we may not be able to acquire sufficient Agency MBS at favorable spreads over our borrowing costs, which would materially adversely affect our business, financial condition and results of operations.

The occurrence of cyber-incidents, or a deficiency in our cybersecurity or in those of any of our third-party service providers could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information or damage to our business relationships or reputation, all of which could negatively impact our business and results of operations.

A cyber-incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our information resources or the information resources of our third-party service providers. More specifically, a cyber-incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. As our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced. The primary risks that could directly result from the occurrence of a cyber-incident include operational interruption and private data exposure. We have implemented processes, procedures and controls to help mitigate these risks, but these measures, as well as our focus on mitigating the risk of a cyber-incident, do not guarantee that our business and results of operations will not be negatively impacted by such an incident.

We are highly dependent on communications and information systems operated by third parties, and systems failures could significantly disrupt our business, which may, in turn, adversely affect our business, financial condition and results of operations.

Our business is highly dependent on communications and information systems that allow us to monitor, value, buy, sell, finance and hedge our investments. These systems are operated by third parties and, as a result, we have limited ability to ensure their continued operation. In the event of a systems failure or interruption, we will have limited ability to affect the timing and success of systems restoration. Any failure or interruption of these systems could cause delays or other problems in our securities trading activities, including Agency MBS trading activities, which could have a material adverse effect on our business, financial condition and results of operations.

Computer malware, ransomware, viruses, and computer hacking and phishing attacks have become more prevalent in the financial services industry and may occur on our or certain of our third party service providers' systems in the future. We rely heavily on our financial, accounting and other data processing systems. Although we have not detected a breach to date, financial services institutions have reported breaches of their systems, some of which have been significant. Even with all reasonable security efforts, not every breach can be prevented or even detected. It is possible that we, or certain of our third-party service providers have experienced an undetected breach, and it is likely that other financial institutions have experienced more breaches than have been detected and reported. There is no assurance that we, or certain of the third parties that facilitate our business activities, have not or will not experience a breach. It is difficult to determine what, if any, negative impact may directly result from any specific interruption or cyber-attacks or security breaches of our networks or systems (or the networks or systems of certain third parties that facilitate our business activities) or any failure to maintain performance, reliability and security of certain of our third-party service providers' technical infrastructure, but such computer malware, ransomware, viruses, and computer hacking and phishing attacks may negatively affect our operations.

We depend primarily on two individuals to operate our business, and the loss of one or both of such persons could materially adversely affect our business, financial condition and results of operations.

We depend substantially on two individuals, Robert E. Cauley, our Chairman and Chief Executive Officer, and G. Hunter Haas, our President, Chief Investment Officer and Chief Financial Officer, to manage our business. We depend on the diligence, experience and skill of Mr. Cauley and Mr. Haas in managing all aspects of our business, including the selection, acquisition, structuring and monitoring of securities portfolios and associated borrowings. Although we have entered into contracts and compensation arrangements with Mr. Cauley and Mr. Haas that encourage their continued employment, those contracts may not prevent either Mr. Cauley or Mr. Haas from leaving our company. The loss of either of them could materially adversely affect our business, financial condition and results of operations.

If we issue debt securities, our operations may be restricted and we will be exposed to additional risk.

If we decide to issue debt securities in the future, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our Class A Common Stock. We, and indirectly our stockholders, will bear the cost of issuing and servicing such securities. Holders of debt securities may be granted specific rights, including but not limited to, the right to hold a perfected security interest in certain of our assets, the right to accelerate payments due under the indenture, rights to restrict dividend payments, and rights to approve the sale of assets. Such additional restrictive covenants and operating restrictions could have a material adverse effect on our business, financial condition and results of operations.

The replacement of LIBOR with an alternative reference rate may adversely affect our business, financial condition and results of operations and our ability to pay distributions to our stockholders.

Effective January 1, 2022, the ICE Benchmark Administration Limited, the administrator of LIBOR, ceased the publication of one-week and two-month USD LIBOR and will cease the publications of the remaining tenors of USD LIBOR (one, three, six, and 12-month) immediately after June 30, 2023. Our repurchase agreement borrowings previously carried a rate of interest based on short term rate indices that tracked LIBOR. The impact of phasing out LIBOR on these and other financial instruments is uncertain and may negatively impact their value, liquidity or effectiveness. The transition to an alternative rate, such as the SOFR, which is an index calculated by reference to short-term repurchase agreements backed by U.S. Treasury securities, will require careful and deliberate consideration and implementation so as not to disrupt the stability of financial markets. There is no guarantee that a transition from LIBOR to SOFR or any other alternative rate will not result in, among other things, financial market disruptions, significant increases in benchmark rates, or short-term interest rates, any of which could have an adverse effect on our profitability, liquidity, and financial condition.

More generally, any of the above changes or any other consequential changes to LIBOR or any other "benchmark" as a result of international, national or other proposals for reform or other initiatives or investigations, or any further uncertainty in relation to the timing and manner of implementation of such changes, could have a material adverse effect on the value of and return on any securities based on or linked to a "benchmark."

New laws may be passed affecting the relationship between Fannie Mae and Freddie Mac, on the one hand, and the federal government, on the other, which could adversely affect the price of, or our ability to invest in and finance, Agency MBS.

The interest and principal payments we expect to receive on the Agency MBS in which we invest are guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. Principal and interest payments on Ginnie Mae certificates are directly guaranteed by the U.S. government. Principal and interest payments relating to the securities issued by Fannie Mae and Freddie Mac are only guaranteed by each respective GSE.

In September 2008, Fannie Mae and Freddie Mac were placed into the conservatorship of the FHFA, their federal regulator, pursuant to its powers under The Federal Housing Finance Regulatory Reform Act of 2008, a part of the Housing and Economic Recovery Act of 2008 (the "Recovery Act"). In addition to the FHFA becoming the conservator of Fannie Mae and Freddie Mac, the U.S. Treasury entered into Preferred Stock Purchase Agreements ("PSPAs") with the FHFA and have taken various actions intended to provide Fannie Mae and Freddie Mac with additional liquidity in an effort to ensure their financial stability. In September 2019, the FHFA and the U.S. Treasury agreed to modifications to the PSPAs that will permit Fannie Mae and Freddie Mac to maintain capital reserves of $25 billion and $20 billion, respectively. As of September 30, 2020, Fannie Mae and Freddie Mac had retained equity capital of approximately $21 billion and $14 billion, respectively. In December 2020, a final rule was published in the federal register regarding GSE capital framework (the "December rule"), which requires Tier 1 capital in excess of 4% (approximately $265 billion) and a risk-weight floor of 20% for residential mortgages. On January 14, 2021, the U.S. Treasury and the FHFA executed letter agreements (the "January agreement") allowing the GSEs to continue to retain capital up to their regulatory minimums, including buffers, as prescribed in the December rule. These letter agreements provide, in part, (i) there will be no exit from conservatorship until all material litigation is settled and the GSEs have common equity Tier 1 capital of at least 3% of their assets, (ii) the GSEs will comply with the FHFA's regulatory capital framework, (iii) higher-risk single-family mortgage acquisitions will be restricted to current levels, and (iv) the U.S. Treasury and the FHFA will establish a timeline and process for future GSE reform. On September 14, 2021, the U.S. Treasury and the FHFA suspended certain policy provisions in the January agreement, including limits on loans acquired for cash consideration, multifamily loans, loans with higher risk characteristics and second homes and investment properties. On September 15, 2021, the FHFA announced a notice of proposed rulemaking for the purpose of amending the December rule to, among other things, reduce the Tier 1 capital and risk-weight floor requirements.

Shortly after Fannie Mae and Freddie Mac were placed in federal conservatorship, the Secretary of the U.S. Treasury suggested that the guarantee payment structure of Fannie Mae and Freddie Mac in the U.S. housing finance market should be re-examined. The future roles of Fannie Mae and Freddie Mac could be significantly reduced and the nature of their guarantees could be eliminated or considerably limited relative to historical measurements. The U.S. Treasury could also stop providing credit support to Fannie Mae and Freddie Mac in the future. Any changes to the nature of the guarantees provided by Fannie Mae and Freddie Mac could redefine what constitutes an Agency MBS and could have broad adverse market implications. If Fannie Mae or Freddie Mac was eliminated, or their structures were to change in a material manner that is not compatible with our business model, we would not be able to acquire Agency MBS from these entities, which could adversely affect our business operations. Such changes would likely have a similar impact on the business operations of Orchid, which could adversely affect the value and performance of our investment in Orchid common stock and the amount of management fees and expense reimbursements we receive from Orchid.

On June 23, 2021, the Supreme Court ruled in Collins v. Mnuchin, a case presenting a question of the constitutionality of the FHFA and its director's protection from being replaced at will by the President. The Supreme Court held that the FHFA did not exceed its powers or functions as a conservator under the Recovery Act, and that the President may replace the director at will. On June 23, 2021, President Biden appointed Sandra Thompson as acting director of the FHFA.

Our investment in Orchid Island Capital, Inc. or other mortgage REIT common stock may fluctuate in value which materially adversely affect our business, financial condition and results of operations.

Investments in the securities of companies that own Agency MBS will be subject to all of the risks associated with the direct ownership of Agency MBS discussed above that could adversely affect the market price of the investment and the ability of the REIT to pay dividends. In addition, the market value of the common stock could be affected by market conditions beyond the Company's control, such as limited liquidity in trading market for the common stock. A decrease in the dividend payment rate or the market value of the common stock could have a material adverse effect on our business, financial condition and results of operations.

In addition, the Company's ability to dispose of the common stock investment because selling investments in Orchid's common equity securities may be hindered due to its relationship as Orchid's manager and the possession of inside information. Also, if we or other significant investors sell or are perceived as intending to sell a substantial number of shares in a short period of time, the market price of our remaining shares could be adversely affected.

The termination of our management agreement with Orchid would significantly reduce our revenues in the near term.

Orchid is externally managed and advised by Bimini Advisors. As Manager, Bimini Advisors is responsible for administering Orchid's business activities and day-to-day operations. Pursuant to the terms of the management agreement, Bimini Advisors provides Orchid with its management team, including its officers, along with appropriate support personnel.

In exchange for these services, Bimini Advisors receives a monthly management fee. In addition, Orchid is obligated to reimburse Bimini Advisors for any direct expenses incurred on its behalf and Bimini Advisors allocates to Orchid its pro rata portion of certain overhead costs. The significance of these management fees and overhead reimbursements has increased, and is expected to continue to increase, as Orchid's capital base continues to grow. If Orchid were to terminate the management agreement without cause, it would be obligated to pay to Bimini Advisors a termination fee equal to three times the average annual management fee, as defined in the management agreement, before or on the last day of the initial term or automatic renewal term. The loss of these revenues, if it were to occur, would have a severe and immediate impact on the Company.

We may be subject to adverse legislative or regulatory changes that could reduce the market price of our common stock.

At any time, laws or regulations, or the administrative interpretations of those laws or regulations, which impact our business and Maryland corporations may be amended. In addition, the markets for MBS and derivatives, including interest rate swaps, have been the subject of intense scrutiny in recent years. We cannot predict when or if any new law, regulation or administrative interpretation, or any amendment to any existing law, regulation or administrative interpretation, will be adopted or promulgated or will become effective. Additionally, revisions to these laws, regulations or administrative interpretations could cause us to change our investments. We could be materially adversely affected by any such change to any existing, or any new, law, regulation or administrative interpretation, which could reduce the market price of our common stock.

We may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic and acts of terrorism.

The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic, such as coronavirus, or other widespread health emergency (or concerns over the possibility of such an emergency) terrorist attacks could create economic and financial disruptions, and could lead to operational difficulties that could impair our ability to manage our businesses.

We are subject to risks related to corporate social responsibility.

Our business faces public scrutiny related to environmental, social and governance ("ESG") activities. We risk damage to our reputation if we fail to act responsibly in a number of areas, such as diversity and inclusion, environmental stewardship, support for local communities, corporate governance and transparency and considering ESG factors in our investment processes. Adverse incidents with respect to ESG activities could impact the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations. Additionally, new legislative or regulatory initiatives related to ESG could adversely affect our business.

Risks Related to Our Organization and Structure

Loss of our exemption from regulation under the Investment Company Act would negatively affect the value of shares of our common stock.

We have operated and intend to continue to operate our business so as to be exempt from registration under the Investment Company Act, because we are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." Specifically, we invest and intend to continue to invest so that at least 55% of the assets that we own on an unconsolidated basis consist of qualifying mortgages and other liens and interests in real estate, which are collectively referred to as "qualifying real estate assets," and so that at least 80% of the assets we own on an unconsolidated basis consist of real estate-related assets (including our qualifying real estate assets). We treat Fannie Mae, Freddie Mac and Ginnie Mae whole-pool residential mortgage pass-through securities issued with respect to an underlying pool of mortgage loans in which we hold all of the certificates issued by the pool as qualifying real estate assets based on no-action letters issued by the SEC. To the extent that the SEC publishes new or different guidance with respect to these matters, we may fail to qualify for this exemption.

If we fail to qualify for this exemption and for any other exemption, we could be required to restructure our activities in a manner that, or at a time when, we would not otherwise choose to do so, which could negatively affect the value of shares of our common stock and our ability to distribute dividends. For example, if the market value of our investments in CMOs or structured Agency MBS, neither of which are qualifying real estate assets for Investment Company Act purposes, were to increase by an amount that resulted in less than 55% of our assets being invested in pass-through Agency MBS, we might have to sell CMOs or structured Agency MBS in order to maintain our exemption from the Investment Company Act. The sale could occur during adverse market conditions, and we could be forced to accept a price below that which we believe is acceptable.

Alternatively, if we fail to qualify for this exemption and for any other exemption, we may have to register under the Investment Company Act and we could become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and other matters.

We may be required at times to adopt less efficient methods of financing certain of our securities, and we may be precluded from acquiring certain types of higher yielding securities. The net effect of these factors would be to lower our net interest income. If we fail to qualify for an exemption from registration as an investment company or an exclusion from the definition of an investment company, our ability to use leverage would be substantially reduced, and we would not be able to conduct our business as described in this prospectus. Our business will be materially and adversely affected if we fail to qualify for and maintain an exemption from regulation pursuant to the Investment Company Act.

Failure to obtain and maintain an exemption from being regulated as a commodity pool operator could subject us to additional regulation and compliance requirements and may result in fines and other penalties which could materially adversely affect our business and financial condition.

The Dodd-Frank Act established a comprehensive regulatory framework for derivative contracts commonly referred to as "swaps." As a result, any investment fund that trades in swaps may be considered a "commodity pool," which would cause its operators (in some cases the fund's directors) to be regulated as "commodity pool operators," ("CPOs"). Under new rules adopted by the U.S. Commodity Futures Trading Commission, (the "CFTC"), those funds that become commodity pools solely because of their use of swaps must register with the National Futures Association (the "NFA"). Registration requires compliance with the CFTC's regulations and the NFA's rules with respect to capital raising, disclosure, reporting, recordkeeping and other business conduct.

We use hedging instruments in conjunction with our investment portfolio and related borrowings to reduce or mitigate risks associated with changes in interest rates, mortgage spreads, yield curve shapes and market volatility. These hedging instruments may include interest rate swaps, interest rate futures and options on interest rate futures. We do not currently engage in any speculative derivatives activities or other non-hedging transactions using swaps, futures or options on futures. We do not use these instruments for the purpose of trading in commodity interests, and we do not consider the Company or its operations to be a commodity pool as to which CPO registration or compliance is required. We have received a no-action letter from the CFTC for relief from registration as a commodity pool operator and commodity trading advisor.

The CFTC has substantial enforcement power with respect to violations of the laws over which it has jurisdiction, including their anti-fraud and anti-manipulation provisions. For example, the CFTC may suspend or revoke the registration of or the no-action relief afforded to a person who fails to comply with commodities laws and regulations, prohibit such a person from trading or doing business with registered entities, impose civil money penalties, require restitution and seek fines or imprisonment for criminal violations. In the event that the CFTC asserts that we are not entitled to the no-action letter relief claimed, we may be obligated to furnish additional disclosures and reports, among other things. Further, a private right of action exists against those who violate the laws over which the CFTC has jurisdiction or who willfully aid, abet, counsel, induce or procure a violation of those laws. In the event that we fail to comply with statutory requirements relating to derivatives or with the CFTC's rules thereunder, including the no-action letter described above, we may be subject to significant fines, penalties and other civil or governmental actions or proceedings, any of which could have a materially adverse effect on our business, financial condition and results of operations.

Our Rights Plan could inhibit a change in our control that would otherwise be favorable to our stockholders.

In December 2015, our Board of Directors adopted a Rights Agreement (the "Rights Plan") in an effort to protect against a possible limitation on our ability to use our net operating losses "(NOLs") and net capital losses ("NCLs") by discouraging investors from aggregating ownership of our Class A Common Stock and triggering an "ownership change" for purposes of Sections 382 and 383 of the Code. Under the terms of the Rights Plan, in general, if a person or group acquires ownership of 4.9% or more of the outstanding shares of our Class A Common Stock without the consent of our Board of Directors (an "Acquiring Person"), all of our other stockholders will have the right to purchase securities from us at a discount to such securities' fair market value, thus causing substantial dilution to the Acquiring Person. As a result, the Rights Plan may have the effect of inhibiting or impeding a change in control not approved by our Board of Directors and, notwithstanding its purpose, could adversely affect our shareholders' ability to realize a premium over the then-prevailing market price for our common stock in connection with such a transaction. In addition, because our Board of Directors may consent to certain transactions, the Rights Plan gives our Board of Directors significant discretion over whether a potential acquirer's efforts to acquire a large interest in us will be successful. There can be no assurance that the Rights Plan will prevent an "ownership change" within the meaning of Sections 382 and 383 of the Code, in which case we may lose all or most of the anticipated tax benefits associated with our prior losses.

Certain provisions of applicable law and our charter and bylaws may restrict business combination opportunities that would otherwise be favorable to our stockholders.

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders, including business combination provisions, supermajority vote and cause requirements for removal of directors, provisions that vacancies on our Board of Directors may be filled only by the remaining directors, for the full term of the directorship in which the vacancy occurred, the power of our Board of Directors to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock, to cause us to issue additional shares of stock of any class or series and to fix the terms of one or more classes or series of stock without stockholder approval, the restrictions on ownership and transfer of our stock and advance notice requirements for director nominations and stockholder proposals. These provisions, along with the restrictions on ownership and transfer contained in our charter and certain provisions of Maryland law described below, could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of us, which could adversely affect the market price of our securities.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions that may be considered to be not in your best interests.

Our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or
- a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

We have entered into indemnification agreements with our directors and executive officers that obligate us to indemnify them to the maximum extent permitted by Maryland law. In addition, our charter authorizes the Company to obligate itself to indemnify our present and former directors and officers for actions taken by them in those and other capacities to the maximum extent permitted by Maryland law. Our bylaws require us, to the maximum extent permitted by Maryland law, to indemnify each present and former director or officer in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our directors and officers. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the provisions in our charter, bylaws and indemnification agreements or that might exist with other companies.

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of the Maryland General Corporation Law (the "MGCL"), may have the effect of inhibiting a third party from making a proposal to acquire us or impeding a change of control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of our common stock, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then-outstanding stock) or an affiliate of an interested stockholder for five years after the most recent date on which the stockholder became an interested stockholder, and thereafter require two supermajority stockholder votes to approve any such combination; and
- "control share" provisions that provide that a holder of "control shares" of the Company (defined as voting shares of stock which, when aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), entitle the acquiror to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares," subject to certain exceptions) generally has no voting rights with respect to the control shares except to the extent approved by our stockholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have elected to opt-out of these provisions of the MGCL, in the case of the business combination provisions, by resolution of our Board of Directors (provided that such business combination is first approved by our Board of Directors, including a majority of our directors who are not affiliates or associates of such person), and in the case of the control share provisions, pursuant to a provision in our bylaws. However, our Board of Directors may by resolution elect to repeal the foregoing opt-out from the business combination provisions of the MGCL, and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

U.S. Federal Income Tax Risks

An investment in our common stock has various income tax risks.

This summary is limited to the U.S. federal income tax risks addressed below. Additional risks or issues may exist that are not addressed in this Form 10-K and that could affect the U.S. federal and state income tax treatment of us or our stockholders. This summary is not intended to be used and cannot be used by any stockholder to avoid penalties that may be imposed on stockholders under the Code. Management strongly urges shareholders to seek advice based on their particular circumstances from their tax advisor concerning the effects of federal, state and local income tax law on an investment in our common stock.

Our ability to use net operating loss ("NOL") carryovers and net capital loss ("NCL") carryovers to reduce our taxable income may be limited.

We must have taxable income or net capital gains to benefit from our NOL and NCL, as well as certain other tax attributes. Although we believe that a significant portion of our NOLs will be available to use to offset the future taxable income of Bimini Capital and Royal Palm, no assurance can be provided that we will have taxable income or gains in the future to apply against our remaining NOLs and NCLs.

In addition, our NOL and NCL carryovers may be limited by Sections 382 and 383 of the Code if we undergo an "ownership change." Generally, an "ownership change" occurs if certain persons or groups increase their aggregate ownership in our company by more than 50 percentage points looking back over the relevant testing period. If an ownership change occurs, our ability to use our NOLs and NCLs to reduce our taxable income in a future year would be limited to a Section 382 limitation equal to the fair market value of our stock immediately prior to the ownership change multiplied by the long-term tax-exempt interest rate in effect for the month of the ownership change. In the event of an ownership change, NOLs and NCLs that exceed the Section 382 limitation in any year will continue to be allowed as carryforwards for the remainder of the carryforward period and such losses can be used to offset taxable income for years within the carryforward period subject to the Section 382 limitation in each year. However, if the carryforward period for any NOL or NCL were to expire before that loss had been fully utilized, the unused portion of that loss would be lost. The carryforward period for NOLs incurred through 2017 is 20 years from the year in which the losses giving rise to the NOLs were incurred, and the carryforward period for NCL is five years from the year in which the losses giving rise to the NCL were incurred. Our use of new NOLs or NCLs arising after the date of an ownership change would not be affected by the Section 382 limitation (unless there were another ownership change after those new losses arose).

Based on our knowledge of our stock ownership, we do not believe that an ownership change has occurred since our losses were generated. Accordingly, we believe that at the current time there is no limitation imposed by the application of Section 382 on our use of NOLs or NCLs. However, for post-2017 losses, the Jobs and Tax Cuts Act of 2017 modified the general rule such that an NOL carryover can only offset 80 percent of taxable income in the year it is utilized, so our post-2017 NOLs are limited by this tax law change. The rules for pre-2017 NOLs remain unchanged, and are 100% available to offset taxable income. In addition, post-2017 NOLs can now be carried forward indefinitely instead of being limited to 20 years for pre-2017 NOLs. The determination of whether an ownership change has occurred or will occur is complicated and depends on changes in percentage stock ownership among stockholders. We adopted the Rights Plan described above in order to discourage or prevent an ownership change. However, there can be no assurance that the Rights Plan will prevent an ownership change. In addition, we have not obtained, and currently do not plan to obtain, a ruling from the Internal Revenue Service, or IRS, regarding our conclusion as to whether our losses are subject to any such limitations. Furthermore, we may decide in the future that it is necessary or in our interest to take certain actions that could result in an ownership change. Therefore, no assurance can be provided as to whether an ownership change has occurred or will occur in the future.

Preserving the ability to use our NOLs and NCLs may cause us to forgo otherwise attractive opportunities.

Limitations imposed by Sections 382 and 383 of the Internal Revenue Code may discourage us from, among other things, redeeming our stock or issuing additional stock to raise capital or to acquire businesses or assets. Accordingly, our desire to preserve our NOLs and NCLs may cause us to forgo otherwise attractive opportunities.

Changes in tax laws could adversely affect our future results.

We have recorded a net deferred tax asset in the consolidated balance sheet based on the differences between the financial statement and income tax bases of assets using enacted tax rates. When U.S. corporate income tax rates change, we are required to reevaluate our deferred tax assets using the new tax rate. Changes in enacted tax rates require an adjustment to the carrying value of our deferred tax assets with a corresponding charge or benefit to earnings in the period of the tax rate change. Based on the size of our deferred tax assets, any such adjustment could be significant.

Risks Related to Conflicts of Interest in Our Relationship with Orchid

Royal Palm and Orchid may compete for opportunities to acquire assets, which are allocated in accordance with the Investment Allocation Agreement by and among Orchid and Bimini Advisors.

From time to time we may seek to purchase for Royal Palm the same or similar assets that we seek to purchase for Orchid. In such an instance, we may allocate such opportunities in a manner that preferentially favors Orchid. We will make available to either Royal Palm or Orchid opportunities to acquire assets that we determine, in our reasonable and good faith judgment, based on the objectives, policies and strategies, and other relevant factors, are appropriate for either entity in accordance with the Investment Allocation Agreement among Bimini Capital, Orchid and Bimini Advisors.

Because many of Royal Palm's targeted assets are typically available only in specified quantities and because many of our targeted assets are also targeted assets for Orchid, we may not be able to buy as much of any given asset as required to satisfy the needs of both Royal Palm and Orchid. In these cases, the Investment Allocation Agreement will require the allocation of such assets to both accounts in proportion to their needs and available capital. The Investment Allocation Agreement will permit departure from such proportional allocation when (i) allocating purchases of whole-pool Agency MBS, because those securities cannot be divided into multiple parts to be allocated among various accounts, and (ii) such allocation would result in an inefficiently small amount of the security being purchased for an account. In that case, the Investment Allocation Agreement allows for a protocol of allocating assets so that, on an overall basis, each account is treated equitably.

There are conflicts of interest in our relationships with Orchid, which could result in decisions that may be considered as being not in the best interests of Bimini Capital's stockholders.

We are subject to conflicts of interest arising out of Bimini Advisors relationship as Manager of Orchid. All of our executive officers may have conflicts between their duties to Bimini Capital and their duties to Orchid as its Manager.

Bimini Capital may acquire or sell assets in which Orchid may have an interest. Similarly, Orchid may acquire or sell assets in which Bimini Capital has or may have an interest. Although such acquisitions or dispositions may present conflicts of interest, we nonetheless may pursue and consummate such transactions. Additionally, Bimini Capital may engage in transactions directly with Orchid, including the purchase and sale of all or a portion of a portfolio asset.

Our officers devote as much time to Bimini Capital and to Orchid as they deem appropriate. However, these officers may have conflicts in allocating their time and services among Bimini Capital and Orchid. During turbulent conditions in the mortgage industry, distress in the credit markets or other times when we will need focused support and assistance from employees, Orchid and other entities for which we may act as manager in the future will likewise require greater focus and attention, placing personnel resources in high demand. In such situations, Bimini Capital may not receive the necessary support and assistance it requires or would otherwise receive if it were not acting as manager of one or more other entities.

Mr. Cauley, our Chief Executive Officer and Chairman of our Board of Directors, also serves as Chief Executive Officer and Chairman of the Board of Directors of Orchid and owns shares of common stock of Orchid at the time of this filing and may continue to hold shares in the future. Mr. Haas, our Chief Financial Officer, Chief Investment Officer and President, is a member of the Board of Directors of Orchid, serves as the Chief Financial Officer, Chief Investment Officer and Treasurer of Orchid and owns shares of common stock of Orchid at the time of this filing and may continue to hold shares in the future. Mr. Dwyer and Mr. Jaumot, the two independent members of our Board of Directors, own shares of common stock of Orchid at the time of this filing and may continue to own shares in the future. Accordingly, Messrs. Cauley, Haas, Dwyer and Jaumot may have a conflict of interest with respect to actions by Bimini Capital or Bimini Advisors that relate to Orchid as its Manager.

Bimini continues to hold an investment in the common stock of Orchid. In evaluating opportunities for ourselves and Orchid, this may lead us to emphasize certain asset acquisition, disposition or management objectives over others, such as balancing risk or capital preservation objectives against return objectives. This could increase the risks or decrease the returns of your investment in our common stock.

Orchid may elect not to renew the management agreement without cause which may adversely affect our business, financial condition and results of operations.

Orchid may elect not to renew the management agreement, even without cause. The management agreement is automatically renewed in accordance with the terms of the agreement, each year, on February 20. However, with the consent of the majority of Orchid's independent directors, and upon providing 180-days' prior written notice, Orchid may elect not to renew the management agreement. If Orchid elects to not renew the agreement because of a decision by its Board of Directors that the management fee is unfair, Bimini Advisors will have the right to renegotiate a mutually agreeable management fee. If Orchid elects to not renew the management agreement without cause, it is required to pay Bimini Advisors a termination fee equal to three times the average annual management fee incurred during the prior 24-month period immediately preceding the most recently completed calendar quarter prior to the effective date of termination. Notwithstanding the termination fee, nonrenewal of the management agreement may adversely affect our business, financial condition and results of operations.

Risks Related to Our Common Stock

Investing in our common stock may involve a high degree of risk.

The investments we make in accordance with our investment objectives may result in a high amount of risk when compared to alternative investment options and volatility or loss of principal. Our investments may be highly speculative and aggressive, and therefore an investment in our common stock may not be suitable for someone with lower risk tolerance.

There is a limited market for our Class A Common Stock.

Our Class A Common Stock trades on the OTCQB under the symbol "BMNM". We may apply to list our Class A Common Stock on a national securities market if, in the future, we qualify for such a listing. However, even if listed on a national securities market, the ability to buy and sell our Class A Common Stock may be limited due to our small public float, and significant sales may depress or result in a decline in the market price of our Class A Common Stock. Additionally, until such time that our Class A Common Stock is approved for listing on a national securities market, our ability to raise capital through the sale of additional securities may be limited. Accordingly, no assurance can be given as to:

- the likelihood that an actual market for our common stock will develop, or be continued once developed;
- the liquidity of any such market;
- the ability of any holder to sell shares of our common stock; or
- the prices that may be obtained for our common stock.

We have not made distributions to our stockholders since 2011.

Our Board of Directors has not authorized the payment of any cash dividends to our stockholders since 2011. All distributions will be made at the discretion of our Board of Directors out of funds legally available therefor and will depend on our earnings, our financial condition and such other factors as our Board of Directors may deem relevant from time to time. We do not expect to make distributions for the foreseeable future.

Future offerings of debt securities, which would be senior to our common stock upon liquidation, or equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of distributions, may harm the value of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock or common stock, as well as warrants to purchase shares of common stock or convertible preferred stock. Upon the liquidation of the Company, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings by us may dilute the holdings of our existing stockholders or reduce the market value of our common stock, or both. Furthermore, our Board of Directors may, without stockholder approval, amend our charter to increase the aggregate number of shares or the number of shares of any class or series that we have the authority to issue, and to classify or reclassify any unissued shares of common stock or preferred stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future securities offerings. Our stockholders are therefore subject to the risk of our future securities offerings reducing the market price of our common stock and diluting their common stock.

The market value of our common stock may be volatile.

The market value of shares of our common stock may be highly volatile and subject to wide price fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. Some of the factors that could negatively affect the share price or trading volume of our common stock include:

- actual or anticipated variations in our operating results;
- changes in our earnings estimates or publication of research reports about us or the real estate, REIT, or specialty finance industry;
- increases in market interest rates that affect the value of our MBS portfolios;
- changes in our book value;
- changes in market valuations of similar companies;
- adverse market reaction to any increased indebtedness we incur in the future;
- changes of key management personnel;
- actions by institutional stockholders;
- speculation in the press or investment community; and
- general market and economic conditions.

We cannot make any assurances that the market price of our common stock will not fluctuate or decline significantly in the future.

Sales of our common stock may harm our share price.

There is very limited liquidity in the trading market for our common stock. Sales of substantial amounts of shares of our common stock, or the perception that these sales could occur, may harm prevailing market prices for our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

Our executive offices and principal administrative offices are located at 3305 Flamingo Drive, Vero Beach, Florida, 32963, in an office building which Bimini Capital owns. This facility is shared with our subsidiaries and Orchid. This property is suitable and adequate for our business as currently conducted.

ITEM 3. LEGAL PROCEEDINGS.

On April 22, 2020, the Company received a demand for payment from Citigroup, Inc. in the amount of $33.1 million related to the indemnification provisions of various mortgage loan purchase agreements ("MLPA's") entered into between Citigroup Global Markets Realty Corp and Royal Palm Capital, LLC (f/k/a Opteum Financial Services, LLC) prior to the date Royal Palm's mortgage origination operations ceased in 2007. In November 2021, Citigroup notified the Company of additional indemnity claims totaling $0.2 million. The demands are based on Royal Palm's alleged breaches of certain representations and warranties in the related MLPA's. The Company believes the demands are without merit and intends to defend against the demands vigorously. No provision or accrual has been recorded as of December 31, 2022 related to the Citigroup demands.

We are not party to any other material pending legal proceedings as described in Item 103 of Regulation S-K.

ITEM 4. MINE SAFETY DISCLOSURES.

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our Class A Common Stock is traded over-the-counter under the symbol "BMNM". As of March 10, 2023, we had 10,019,888 shares of Class A Common Stock issued and outstanding, which were held by 103 shareholders of record and 851 beneficial owners whose shares were held in "street name" by brokers and depository institutions.

As of March 10, 2023, we had 31,938 shares of Class B Common Stock outstanding, which were held by 2 holders of record and 31,938 shares of Class C Common Stock outstanding, which were held by one holder of record. There is no established public trading market for our Class B Common Stock or Class C Common Stock.

Dividend Distribution Policy

We have not made a distribution to stockholders since 2011. We do not expect to make distributions for the foreseeable future.

Preferred Stock

Our charter authorizes us to issue preferred stock that could have a preference over our common stock with respect to distributions. If we were to issue any preferred stock, the distribution preference on the preferred stock could limit our ability to make distributions to the holders of our common stock.

Securities Authorized For Issuance Under Equity Compensation Plans

None.

Unregistered Sales of Equity Securities

None.

Issuer Purchases of Equity Securities

On March 26, 2018, the Board of Directors of the Company (the "Board") approved a Stock Repurchase Plan (the "2018 Repurchase Plan"). Pursuant to the 2018 Repurchase Plan, the Company could purchase up to 500,000 shares of its Class A Common Stock from time to time, subject to certain limitations imposed by Rule 10b-18 of the Securities Exchange Act of 1934. The 2018 Repurchase Plan was terminated on September 16, 2021.

On September 16, 2021, the Board authorized a share repurchase plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934 (the "2021 Repurchase Plan"). Pursuant to the 2021 Repurchase Plan, the Company may purchase shares of its Class A Common Stock from time to time for an aggregate purchase price not to exceed $2.5 million.

The Inflation Reduction Act of 2022 signed into law during in August 2022 includes a provision for an excise tax equal to 1% of the fair market value of any stock repurchased by covered corporations during a taxable year, subject to certain limits and provisions. The excise tax is effective beginning in 2023. While we may complete transactions subject to the new excise tax, we do not expect a material impact to our financial condition or result of operations.

The table below presents the Company's share repurchase activity for the three months ended December 31, 2022.

	Total Number of Shares Repurchased	Weighted-Average Price Paid Per Share		Shares Purchased as Part of Publicly Announced Programs	Approximate Dollar Amount of Shares That May Yet Be Repurchased Under the Authorization	
October 1, 2022 - October 31, 2022	-	$	-	-	$	1,494,444
November 1, 2022 - November 30, 2022	70,000		1.07	70,000		1,419,544
December 1, 2022 - December 31, 2022	156,921		1.05	156,921		1,254,427
Totals / Weighted Average	226,921	$	1.06	226,921	$	1,254,427

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes to those statements included in Item 8 of this Form 10-K. The discussion may contain certain forward-looking statements that involve risks and uncertainties. Forward-looking statements are those that are not historical in nature. As a result of many factors, such as those set forth under "Risk Factors" in this Form 10-K, our actual results may differ materially from those anticipated in such forward-looking statements.

Overview

Bimini Capital Management, Inc. ("Bimini Capital" or the "Company") is a holding company that was formed in September 2003. The Company's principal wholly-owned operating subsidiary is Royal Palm Capital, LLC. We operate in two business segments: the asset management segment, which includes (a) the investment advisory services provided by Royal Palm's wholly-owned subsidiary, Bimini Advisors Holdings, LLC, to Orchid, and (b) the investment portfolio segment, which includes the investment activities conducted by Royal Palm.

Bimini Advisors Holdings, LLC and its wholly-owned subsidiary, Bimini Advisors, LLC (an investment advisor registered with the Securities and Exchange Commission), are collectively referred to as "Bimini Advisors." Bimini Advisors serves as the external manager of the portfolio of Orchid Island Capital, Inc. ("Orchid"). From this arrangement, the Company receives management fees and expense reimbursements. As manager, Bimini Advisors is responsible for administering Orchid's business activities and day-to-day operations and commencing April 1, 2022, provides certain repurchase agreement trading, clearing and administrative services. Pursuant to the terms of the management agreement, Bimini Advisors provides Orchid with its management team, including its officers, along with appropriate support personnel. Bimini Advisors is at all times subject to the supervision and oversight of Orchid's board of directors and has only such functions and authority as delegated to it.

Royal Palm Capital, LLC (collectively with its wholly-owned subsidiaries referred to as "Royal Palm") maintains an investment portfolio, consisting primarily of residential mortgage-backed securities ("MBS") issued and guaranteed by a federally chartered corporation or agency ("Agency MBS"). We also invest in the common stock of Orchid. Our investment strategy focuses on, and our portfolio consists of, two categories of Agency MBS: (i) traditional pass-through Agency MBS, such as mortgage pass-through certificates issued by the "GSEs" and collateralized mortgage obligations ("CMOs") issued by the GSEs ("PT MBS") and (ii) structured Agency MBS, such as interest only securities ("IOs"), inverse interest only securities ("IIOs") and principal only securities ("POs"), among other types of structured Agency MBS. In addition, Royal Palm receives dividends from its investment in Orchid common shares.

Stock Repurchase Plans

On March 26, 2018, the Board of Directors of the Company approved a Stock Repurchase Plan the "2018 Repurchase Plan"). Pursuant to the 2018 Repurchase Plan, we could purchase up to 500,000 shares of the Company's Class A Common Stock from time to time, subject to certain limitations imposed by Rule 10b-18 of the Securities Exchange Act of 1934. The 2018 Repurchase Plan was terminated on September 16, 2021. During the period beginning January 1, 2021 through September 16, 2021, the Company repurchased a total of 1,195 shares under the 2018 Repurchase Plan at an aggregate cost of approximately $2,298, including commissions and fees, for a weighted average price of $1.92 per share. From commencement of the 2018 Repurchase Plan, through its termination, the Company repurchased a total of 71,598 shares at an aggregate cost of approximately $169,243, including commissions and fees, for a weighted average price of $2.36 per share.

On September 16, 2021, the Board authorized a share repurchase plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934 (the "2021 Repurchase Plan"). Pursuant to the 2021 Repurchase Plan, we may purchase shares of our Class A Common Stock from time to time for an aggregate purchase price not to exceed $2.5 million. Share repurchases may be executed through various means, including, without limitation, open market transactions. The 2021 Repurchase Plan does not obligate the Company to purchase any shares, and it expires on September 16, 2023. The authorization for the 2021 Repurchase Plan may be terminated, increased or decreased by the Company's Board of Directors in its discretion at any time. From the commencement of the 2021 Repurchase Plan, through December 31, 2022, we repurchased a total of 774,593 shares at an aggregate cost of approximately $1.2 million, including commissions and fees, for a weighted average price of $1.61 per share. During the year ended December 31, 2022, the Company repurchased a total of 682,306 shares at an aggregate cost of approximately $1.1 million, including commissions and fees, for a weighted average price of $1.54 per share.

The Inflation Reduction Act of 2022 signed into law during in August 2022 includes a provision for an excise tax equal to 1% of the fair market value of any stock repurchased by covered corporations during a taxable year, subject to certain limits and provisions. The excise tax is effective beginning in 2023. While we may complete transactions subject to the new excise tax, we do not expect a material impact to our financial condition or result of operations.

Tender Offer

In July 2021, we completed a "modified Dutch auction" tender offer and paid $1.5 million, excluding fees and related expenses, to repurchase 812,879 shares of our Class A common stock, which were retired, at a price of $1.85 per share.

Factors that Affect our Results of Operations and Financial Condition

A variety of industry and economic factors may impact our results of operations and financial condition. These factors include:

- interest rate trends;
- increases in our cost of funds resulting from increases in the Federal Funds rate that are controlled by the Fed that occurred in 2022 and are likely to occur in 2023;
- the difference between Agency MBS yields and our funding and hedging costs;
- competition for, and supply of, investments in Agency MBS;
- actions taken by the U.S. government, including the presidential administration, the Fed, the FOMC, the FHFA and the U.S. Treasury;
- prepayment rates on mortgages underlying our Agency MBS, and credit trends insofar as they affect prepayment rates;
- the equity markets and the ability of Orchid to raise additional capital;
- other market developments.

In addition, a variety of factors relating to our business may also impact our results of operations and financial condition. These factors include:

- our degree of leverage;
- our access to funding and borrowing capacity;
- our borrowing costs;
- our hedging activities;
- the market value of our investments;
- the requirements to qualify for a registration exemption under the Investment Company Act;
- our ability to use net operating loss carryforwards and net capital loss carryforwards to reduce our taxable income;
- the impact of possible future changes in tax laws or tax rates;
- increases in or cost of funds resulting from increases in the Fed Funds rate that are controlled by the Fed which have occurred in 2022, and are likely to continue to occur, in 2023;
- our ability to manage the portfolio of Orchid and maintain our role as manager; and
- the financial performance of Orchid and resulting changes in Orchid's shareholders equity, the carrying value of our investment, dividend income and our advisory services revenue.

Results of Operations

Described below are the Company's results of operations for the year ended December 31, 2022, as compared to the year ended December 31, 2021.

Net (Loss) Income Summary

Consolidated net loss for the year ended December 31, 2022 was $19.8 million, or $1.90 basic and diluted income per share of Class A Common Stock, as compared to consolidated net income of $0.3 million, or $0.02 basic and diluted loss per share of Class A Common Stock, for the year ended December 31, 2021.

The components of net (loss) income for the years ended December 31, 2022 and 2021, along with the changes in those components are presented in the table below:

(in thousands)

	2022	2021	Change
Advisory services revenue	$ 12,996	$ 9,788	$ 3,208
Interest and dividend income	3,155	4,262	(1,107)
Interest expense	(2,131)	(1,113)	(1,018)
Net revenues	14,020	12,937	1,083
Other expense	(12,146)	(4,744)	(7,402)
Expenses	(9,839)	(8,286)	(1,553)
Net loss before income tax provision (benefit)	(7,965)	(93)	(7,872)
Income tax provision (benefit)	11,858	(368)	12,226
Net (loss) income	$ (19,823)	$ 275	$ (20,098)

GAAP and Non-GAAP Reconciliation

Economic Interest Expense and Economic Net Interest Income

We use derivative instruments, specifically Eurodollar and Treasury Note ("T-Note") futures contracts and TBA short positions to hedge a portion of the interest rate risk on repurchase agreements in a rising rate environment.

We have not designated our derivative financial instruments as hedge accounting relationships, but rather hold them for economic hedging purposes. Changes in fair value of these instruments are presented in a separate line item in our consolidated statements of operations and not included in interest expense. As such, for financial reporting purposes, interest expense and cost of funds are not impacted by the fluctuation in value of the derivative instruments.

For the purpose of computing economic net interest income and ratios relating to cost of funds measures, GAAP interest expense, as reflected in our consolidated statements of operations, is adjusted to reflect the realized and unrealized gains or losses on certain derivative instruments the Company uses that pertain to each period presented. We believe that adjusting our GAAP interest expense for the periods presented by the gains or losses on these derivative instruments may not accurately reflect our economic interest expense for these periods. The reason is that these derivative instruments may cover periods that extend into the future, not just the current period. Any realized or unrealized gains or losses on the derivative instruments reflect the change in market value of the instrument caused by changes in underlying interest rates applicable to the term covered by the instrument, which changes are reflected of the future periods covered by the derivative instrument, not just the current period.

For each period presented, we have combined the effects of the derivative financial instruments in place for the respective period with the actual interest expense incurred on our borrowings to reflect total economic interest expense for the applicable period. Interest expense, including the effect of derivative instruments for the period, is referred to as economic interest expense. Net interest income, when calculated to include the effect of derivative instruments for the period, is referred to as economic net interest income.

We believe that economic interest expense and economic net interest income provide meaningful information to consider, in addition to the respective amounts prepared in accordance with GAAP. The non-GAAP measures help management to evaluate our financial position and performance without the effects of certain transactions and GAAP adjustments that are not necessarily indicative of our current investment portfolio or operations. The gains or losses on derivative instruments presented in our consolidated statements of operations are not necessarily representative of the total interest expense that we will ultimately realize. This is because as interest rates move up or down in the future, the gains or losses we ultimately realize, and which will affect our total interest expense in future periods, may differ from the unrealized gains or losses recognized as of the reporting date.

Our presentation of the economic value of our hedging strategy has important limitations. First, other market participants may calculate economic interest expense and economic net interest income differently than the way we calculate them. Second, while we believe that the calculation of the economic value of our hedging strategy described above helps to present our financial position and performance, it may be of limited usefulness as an analytical tool. Therefore, the economic value of our investment strategy should not be viewed in isolation and is not a substitute for interest expense and net interest income computed in accordance with GAAP.

The tables below present a reconciliation of the adjustments discussed above to interest expense shown for each period relative to our derivative instruments, and the consolidated statements of operations line item, gains (losses) on derivative instruments, calculated in accordance with GAAP for the years ended December 31, 2022 and 2021 and for each quarter during 2022 and 2021.

Gains (Losses) on Futures Contracts

(in thousands)

Three Months Ended	Attributed to Current Period (Non-GAAP)			Attributed to Future Periods (Non-GAAP)			Statement of Operations
	Repurchase Agreements	Junior Subordinated Debt	Total	Repurchase Agreements	Junior Subordinated Debt	Total	
December 31, 2022	$ (185)	$ (48)	$ (233)	$ 192	$ 48	$ 240	$ 7
September 30, 2022	(184)	(48)	(232)	1,028	48	1,076	844
June 30, 2022	(186)	(48)	(234)	136	48	184	(50)
March 31, 2022	(185)	(48)	(233)	185	48	233	-
December 31, 2021	(707)	(60)	(767)	707	60	767	-
September 30, 2021	(709)	(57)	(766)	709	57	766	-
June 30, 2021	(708)	(58)	(766)	708	58	766	-
March 31, 2021	(708)	(58)	(766)	708	58	766	-
Years Ended							
December 31, 2022	$ (740)	$ (192)	$ (932)	$ 1,541	$ 192	$ 1,733	$ 801
December 31, 2021	(2,832)	(233)	(3,065)	2,832	233	3,065	-

(in thousands)

Three Months Ended	Interest Income	Interest Expense on Repurchase Agreements			Net Portfolio Interest Income	
		GAAP Basis	Effect of Non-GAAP Hedges(1)	Economic Basis(2)	GAAP Basis	Economic Basis(3)
December 31, 2022	$ 534	$ 401	$ 185	$ 586	$ 133	$ (52)
September 30, 2022	445	210	184	394	235	51
June 30, 2022	392	73	186	259	319	133
March 31, 2022	491	31	185	216	460	275
December 31, 2021	511	21	707	728	490	(217)
September 30, 2021	537	24	709	733	513	(196)
June 30, 2021	578	31	708	739	547	(161)
March 31, 2021	611	40	708	748	571	(137)
Years Ended						
December 31, 2022	$ 1,862	$ 715	$ 740	$ 1,455	$ 1,147	$ 407
December 31, 2021	2,237	116	2,832	2,948	2,121	(711)

(1) Reflects the effect of derivative instrument hedges for only the period presented.
(2) Calculated by subtracting the effect of derivative instrument hedges attributed to the period presented from GAAP interest expense.
(3) Calculated by adding the effect of derivative instrument hedges attributed to the period presented to GAAP net portfolio interest income.

Economic Net Interest Income

(in thousands)

Three Months Ended	Net Portfolio Interest Income		Interest Expense on Long-Term Debt			Net Interest Income	
	GAAP Basis	Economic Basis(1)	GAAP Basis	Effect of Non-GAAP Hedges(2)	Economic Basis(3)	GAAP Basis	Economic Basis(4)
December 31, 2022	$ 133	$ (52)	$ 477	$ 48	$ 525	$ (344)	$ (577)
September 30, 2022	235	51	379	48	427	(144)	(376)
June 30, 2022	319	133	304	48	352	15	(219)
March 31, 2022	460	275	256	48	304	204	(29)
December 31, 2021	490	(217)	249	60	309	241	(526)
September 30, 2021	513	(196)	248	57	305	265	(501)
June 30, 2021	547	(161)	250	58	308	297	(469)
March 31, 2021	571	(137)	250	58	308	321	(445)
Years Ended							
December 31, 2022	$ 1,147	$ 407	$ 1,416	$ 192	$ 1,608	$ (269)	$ (1,201)
December 31, 2021	2,121	(711)	997	233	1,230	1,124	(1,941)

(1) Calculated by adding the effect of derivative instrument hedges attributed to the period presented to GAAP net portfolio interest income.
(2) Reflects the effect of derivative instrument hedges for only the period presented.
(3) Calculated by subtracting the effect of derivative instrument hedges attributed to the period presented from GAAP interest expense.
(4) Calculated by adding the effect of derivative instrument hedges attributed to the period presented to GAAP net interest income.

Segment Information

We have two operating segments. The asset management segment includes the investment advisory services provided by Bimini Advisors to Orchid and Royal Palm. The investment portfolio segment includes the investment activities conducted by Royal Palm. Segment information for the years ended December 31, 2022 and 2021 is as follows:

(in thousands)

	Asset Management	Investment Portfolio	Corporate	Eliminations	Total
2022					
Advisory services, external customers	$ 12,996	$ -	$ -	$ -	$ 12,996
Advisory services, other operating segments(1)	115	-	-	(115)	-
Interest and dividend income	-	3,155	-	-	3,155
Interest expense	-	(715)	(1,416)(2)	-	(2,131)
Net revenues	13,111	2,440	(1,416)	(115)	14,020
Other (expense) income	-	(12,212)	66 (3)	-	(12,146)
Operating expenses(4)	(7,805)	(2,034)	-	-	(9,839)
Intercompany expenses(1)	-	(115)	-	115	-
Income (loss) before income taxes	$ 5,306	$ (11,921)	$ (1,350)	$ -	$ (7,965)
Year end assets	$ 1,970	$ 77,483	$ 6,864	$ -	$ 86,317

	Asset Management	Investment Portfolio	Corporate	Eliminations	Total
2021					
Advisory services, external customers	$ 9,788	$ -	$ -	$ -	$ 9,788
Advisory services, other operating segments(1)	147	-	-	(147)	-
Interest and dividend income	-	4,262	-	-	4,262
Interest expense	-	(116)	(997)(2)	-	(1,113)
Net revenues	9,935	4,146	(997)	(147)	12,937
Other expense	-	(4,898)	154 (3)	-	(4,744)
Operating expenses(4)	(5,676)	(2,609)	-	-	(8,285)
Intercompany expenses(1)	-	(147)	-	147	-
Income (loss) before income taxes	$ 4,259	$ (3,508)	$ (843)	$ -	$ (92)
Year end assets	$ 1,901	$ 111,022	$ 9,162	$ -	$ 122,085

(1) Includes advisory services revenue received by Bimini Advisors from Royal Palm.
(2) Includes interest on long-term debt.
(3) Includes income recognized on the forgiveness of the PPP loan and gains (losses) on Eurodollar futures contracts entered into as a hedge on junior subordinated notes.
(4) Corporate expenses are allocated based on each segment's proportional share of total revenues.

Asset Management Segment

Advisory Services Revenue

Advisory services revenue consists of management fees and overhead reimbursements charged to Orchid for the management of its portfolio pursuant to the terms of a management agreement. We receive a monthly management fee in the amount of:

- One-twelfth of 1.50% of the first $250 million of Orchid's month-end equity, as defined in the management agreement,
- One-twelfth of 1.25% of Orchid's month-end equity that is greater than $250 million and less than or equal to $500 million, and
- One-twelfth of 1.00% of Orchid's month-end equity that is greater than $500 million.

On April 1, 2022, pursuant to the third amendment to the management agreement entered into on November 16, 2021, the Company began providing certain repurchase agreement trading, clearing and administrative services to Orchid that had been previously provided by AVM, L.P. under an agreement terminated on March 31, 2022. In consideration for such services, Orchid pays the following fees to the Company:

- A daily fee equal to the outstanding principal balance of repurchase agreement funding in place as of the end of such day multiplied by 1.5 basis points for the amount of aggregate outstanding principal balance less than or equal to $5 billion, and multiplied by 1.0 basis point for any amount of aggregate outstanding principal balance in excess of $5 billion, and
- A fee for the clearing and operational services provided by personnel of the Manager equal to $10,000 per month.

In addition, Orchid is obligated to reimburse us for any direct expenses incurred on its behalf and to pay to us an amount equal to Orchid's pro rata portion of certain overhead costs set forth in the management agreement. The management agreement has been renewed through February 2024 and provides for automatic one-year extension options. Should Orchid terminate the management agreement without cause, it will be obligated to pay to us a termination fee equal to three times the average annual management fee, as defined in the management agreement, before or on the last day of the automatic renewal term.

The following table summarizes the advisory services revenue received from Orchid for the years ended December 31, 2022 and 2021 and each quarter during 2022 and 2021.

($ in thousands)

| Three Months Ended | Average Orchid MBS | Average Orchid Equity | Advisory Services | | | |
			Management Fee	Overhead Allocation	Repurchase, Clearing and Administrative	Total
December 31, 2022	$ 3,370,608	$ 823,516	$ 2,566	$ 560	$ 150	$ 3,276
September 30, 2022	3,571,037	839,935	2,616	522	174	3,312
June 30, 2022	4,260,727	866,539	2,631	519	183	3,333
March 31, 2022	5,545,844	853,577	2,634	441	0	3,075
December 31, 2021	6,056,259	806,382	2,587	443	0	3,030
September 30, 2021	5,136,331	672,384	2,157	390	0	2,547
June 30, 2021	4,504,887	542,679	1,791	395	0	2,186
March 31, 2021	4,032,716	456,687	1,621	404	0	2,025
Years Ended						
December 31, 2022	$ 4,187,054	$ 845,892	$ 10,447	$ 2,042	$ 507	$ 12,996
December 31, 2021	4,932,548	619,533	8,156	1,632	-	9,788

Investment Portfolio Segment

Net Portfolio Interest Income

We define net portfolio interest income as interest income on MBS less interest expense on repurchase agreement funding. During the year ended December 31, 2022, we generated $1.1 million of net portfolio interest income, consisting of $1.9 million of interest income from MBS assets offset by $0.7 million of interest expense on repurchase liabilities. For the year ended December 31, 2021, we generated $2.1 million of net portfolio interest income, consisting of $2.2 million of interest income from MBS assets offset by $0.1 million of interest expense on repurchase liabilities. The $0.4 million decrease in interest income for the year ended December 31, 2022 was due to a $19.6 million decrease in average MBS balances, partially offset by a 58 basis point ("bp") increase in yields earned on the portfolio. The $0.6 million increase in interest expense for the year ended December 31, 2022 was due to a 136 bp increase in cost of funds, partially offset by a $20.8 million decrease in average repurchase liabilities.

Our economic interest expense on repurchase liabilities for the years ended December 31, 2022 and 2021 was $1.5 million and $2.9 million, respectively, resulting in $0.4 million and $(0.7) million of economic net portfolio interest income (expense), respectively.

The tables below provide information on our portfolio average balances, interest income, yield on assets, average repurchase agreement balances, interest expense, cost of funds, net interest income and net interest rate spread for each quarter in 2022 and 2021 and for the years ended December 31, 2022 and 2021 on both a GAAP and economic basis.

($ in thousands)

| Three Months Ended | Average MBS Held(1) | Interest Income(2) | Yield on Average MBS | Average Repurchase Agreements(1) | Interest Expense | | Average Cost of Funds | |
					GAAP Basis	Economic Basis(2)	GAAP Basis	Economic Basis(3)
December 31, 2022	$ 45,081	$ 534	4.74%	$ 43,656	$ 401	$ 586	3.68%	5.37%
September 30, 2022	41,402	445	4.30%	40,210	210	394	2.09%	3.92%
June 30, 2022	46,607	392	3.36%	45,870	73	259	0.63%	2.25%
March 31, 2022	57,741	491	3.40%	56,846	31	216	0.22%	1.52%
December 31, 2021	62,597	511	3.27%	61,019	21	728	0.14%	4.77%
September 30, 2021	66,692	537	3.22%	67,253	24	733	0.14%	4.36%
June 30, 2021	70,925	578	3.26%	72,241	31	739	0.17%	4.09%
March 31, 2021	69,017	611	3.54%	69,104	40	748	0.23%	4.33%
Years Ended								
December 31, 2022	$ 47,708	$ 1,862	3.90%	$ 46,646	$ 715	$ 1,455	1.53%	3.12%
December 31, 2021	67,308	2,237	3.32%	67,404	116	2,948	0.17%	4.37%

($ in thousands)

Three Months Ended	Net Portfolio Interest Income		Net Portfolio Interest Spread	
	GAAP Basis	Economic Basis(2)	GAAP Basis	Economic Basis(4)
December 31, 2022	$ 133	$ (52)	1.06%	(0.63)%
September 30, 2022	235	51	2.21%	0.38%
June 30, 2022	319	133	2.73%	1.11%
March 31, 2022	460	275	3.18%	1.88%
December 31, 2021	490	(217)	3.13%	(1.50)%
September 30, 2021	513	(196)	3.08%	(1.14)%
June 30, 2021	547	(161)	3.09%	(0.83)%
March 31, 2021	571	(137)	3.31%	(0.79)%
Years Ended				
December 31, 2022	$ 1,147	$ 407	2.37%	0.78%
December 31, 2021	2,121	(711)	3.15%	(1.05)%

(1) Portfolio yields and costs of borrowings presented in the tables above and the tables on pages 43 and 44 are calculated based on the average balances of the underlying investment portfolio/repurchase agreement balances and are annualized for the periods presented.

(2) Economic interest expense and economic net interest income presented in the tables above and the tables on page 44 include the effect of derivative instrument hedges for only the period presented.

(3) Represents interest cost of our borrowings and the effect of derivative instrument hedges attributed to the period related to hedging activities divided by average MBS held.

(4) Economic net interest spread is calculated by subtracting average economic cost of funds from yield on average MBS.

Interest Income and Average Earning Asset Yield

Our interest income was $1.9 million for the year ended December 31, 2022 and $2.2 million for year ended December 31, 2021. Average MBS holdings were $47.7 million and $67.3 million for the years ended December 31, 2022 and 2021, respectively. The $0.4 million decrease in interest income was due to a $19.6 million decrease in average MBS holdings, partially offset by a 58 bp increase in yields.

The table below presents the average portfolio size, income and yields of our respective sub-portfolios, consisting of structured MBS and pass-through MBS ("PT MBS") for the years ended December 31, 2022 and 2021 and each quarter during 2022 and 2021.

($ in thousands)

Three Months Ended	Average MBS Held			Interest Income			Realized Yield on Average MBS		
	PT MBS	Structured MBS	Total	PT MBS	Structured MBS	Total	PT MBS	Structured MBS	Total
December 31, 2022	$ 42,125	$ 2,956	$ 45,081	$ 473	$ 61	$ 534	4.49%	8.31%	4.74%
September 30, 2022	38,384	3,018	41,402	383	62	445	3.99%	8.17%	4.30%
June 30, 2022	43,568	3,039	46,607	333	59	392	3.06%	7.75%	3.36%
March 31, 2022	54,836	2,905	57,741	472	19	491	3.45%	2.61%	3.40%
December 31, 2021	59,701	2,896	62,597	500	11	511	3.35%	1.55%	3.27%
September 30, 2021	64,641	2,051	66,692	533	4	537	3.30%	0.91%	3.22%
June 30, 2021	70,207	718	70,925	579	(1)	578	3.30%	(0.11)%	3.26%
March 31, 2021	68,703	314	69,017	605	6	611	3.53%	6.54%	3.54%
Years Ended									
December 31, 2022	$ 44,728	$ 2,980	$ 47,708	$ 1,661	$ 201	$ 1,862	3.71%	6.74%	3.90%
December 31, 2021	65,813	1,495	67,308	2,217	20	2,237	3.37%	1.39%	3.32%

Interest Expense on Repurchase Agreements and the Cost of Funds

Our average outstanding repurchase agreements were $46.7 million and $67.4 million, generating interest expense of $0.7 million and $0.1 million for the years ended December 31, 2022 and 2021, respectively. Our average cost of funds was 1.53% and 0.17% for the years ended December 31, 2022 and 2021, respectively. There was a 136 bp increase in the average cost of funds and a $20.7 million decrease in average outstanding repurchase agreements during the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Our economic interest expense was $1.5 million and $3.0 million for the years ended December 31, 2022 and 2021, respectively. There was a 125 bp decrease in the average economic cost of funds to 3.12% for the year ended December 31, 2022 from 4.37% for the previous year.

Since all of our repurchase agreements are short-term, changes in market rates directly affect our interest expense. Our average cost of funds calculated on a GAAP basis was 42 bps below the one-month average SOFR and 33 bps above the six-month average SOFR for the quarter ended December 31, 2022. Our average economic cost of funds was 117 bps above the one-month average SOFR and 192 bps above the six-month average SOFR for the quarter ended December 31, 2022. The average term to maturity of the outstanding repurchase agreements decreased from 16 days at December 31, 2021 to 15 days at December 31, 2022.

The tables below present the average outstanding balance under all repurchase agreements, interest expense and average economic cost of funds, and one-month average and six-month average SOFR rates for each quarter in 2022 and 2021 and for the years December 31, 2022 and 2021 on both a GAAP and economic basis.

($ in thousands)

Three Months Ended	Average Balance of Repurchase Agreements	Interest Expense		Average Cost of Funds	
		GAAP Basis	Economic Basis	GAAP Basis	Economic Basis
December 31, 2022	$ 43,656	$ 401	$ 586	3.68%	5.37%
September 30, 2022	40,210	210	394	2.09%	3.92%
June 30, 2022	45,870	73	259	0.63%	2.25%
March 31, 2022	56,846	31	216	0.22%	1.52%
December 31, 2021	61,019	21	728	0.14%	4.77%
September 30, 2021	67,253	24	733	0.14%	4.36%
June 30, 2021	72,241	31	739	0.17%	4.09%
March 31, 2021	69,104	40	748	0.23%	4.33%
Years Ended					
December 31, 2022	$ 46,646	$ 715	$ 1,455	1.53%	3.12%
December 31, 2021	67,404	116	2,948	0.17%	4.37%

Three Months Ended	Average SOFR		Average GAAP Cost of Funds Relative to Average		Average Economic Cost of Funds Relative to Average	
	One-Month	Six-Month	One-Month SOFR	Six-Month SOFR	One-Month SOFR	Six-Month SOFR
December 31, 2022	4.06%	2.89%	(0.38)%	0.79%	1.31%	2.48%
September 30, 2022	2.47%	1.43%	(0.38)%	0.66%	1.45%	2.49%
June 30, 2022	1.09%	0.39%	(0.46)%	0.24%	1.16%	1.86%
March 31, 2022	0.16%	0.07%	0.06%	0.15%	1.36%	1.45%
December 31, 2021	0.05%	0.05%	0.09%	0.09%	4.72%	4.72%
September 30, 2021	0.05%	0.03%	0.09%	0.11%	4.31%	4.33%
June 30, 2021	0.03%	0.03%	0.14%	0.14%	4.06%	4.06%
March 31, 2021	0.01%	0.06%	0.22%	0.17%	4.32%	4.27%
Years Ended						
December 31, 2022	1.95%	1.20%	(0.42)%	0.33%	1.17%	1.92%
December 31, 2021	0.04%	0.04%	0.13%	0.13%	4.33%	4.33%

Dividend Income from Orchid

Effective August 30, 2022, Orchid effected a 1-for-5 reverse stock split, converting every five shares of issued and outstanding Orchid common stock into one share of common stock. All share and per share amounts reported in this annual report with respect to Orchid's common stock have been adjusted to reflect this reverse stock split.

We owned 569,071 and 519,071 shares of Orchid common stock as of December 31, 2022 and 2021, respectively. Orchid paid total dividends of $2.475 per share during 2022 and $3.90 per share during 2021. During the years ended December 31, 2022 and 2021, we received dividends on this common stock investment of approximately $1.3 million and $2.0 million, respectively.

Long-Term Debt

Junior Subordinated Debt

Interest expense on our junior subordinated debt securities was approximately $1.4 million and $1.0 million for the years ended December 31, 2022 and 2021, respectively. The average rate of interest paid for the year ended December 31, 2022 was 5.25% compared to 3.66% for the year ended December 31, 2021. The junior subordinated debt securities pay interest at a floating rate. The rate is adjusted quarterly and set at a spread of 3.50% over the prevailing three-month LIBOR rate on the determination date. As of December 31, 2022, the interest rate was 8.27%.

Note Payable

On October 30, 2019, the Company borrowed $680,000 from a bank. The note is payable in equal monthly principal and interest installments of approximately $4,500 through October 30, 2039. Interest accrues at 4.89% through October 30, 2024. Thereafter, interest accrues based on the weekly average yield to the United States Treasury securities adjusted to a constant maturity of 5 years, plus 3.25%. The note is secured by a mortgage on the Company's office building.

Paycheck Protection Plan Loan

On April 13, 2020, the Company received approximately $152,000 through the Paycheck Protection Program ("PPP") of the CARES Act in the form of a low interest loan. The Small Business Administration notified the Company that, effective as of April 22, 2021, all principal and accrued interest under the PPP loan has been forgiven.

Gains or Losses and Other Income

The table below presents our gains or losses and other income for the years ended December 31, 2022 and 2021.

(in thousands)

	2022	2021	Change
Realized (losses) gains on sales of MBS	$ (858)	$ 69	$ (927)
Unrealized losses on MBS	(5,916)	(3,099)	(2,817)
Total losses on MBS	(6,774)	(3,030)	(3,744)
Gains on derivative instruments	801	-	801
Gains on retained interests in securitizations	66	-	66
Unrealized losses on Orchid Island Capital, Inc. common stock	(6,239)	(1,869)	(4,370)

We invest in MBS with the intent to earn net income from the realized yield on those assets over their related funding and hedging costs, and not for the purpose of making short term gains from trading in these securities. However, we have sold, and may continue to sell, existing assets to acquire new assets, which our management believes might have higher risk-adjusted returns in light of current or anticipated interest rates, federal government programs or general economic conditions or to manage our balance sheet as part of our asset/liability management strategy. During the year ended December 31, 2022, we received proceeds of $23.1 million from the sales of MBS compared to $13.1 million for the year ended December 31, 2021.

The fair value of our MBS portfolio and derivative instruments, and the gains (losses) reported on those financial instruments, are driven in part by changes in yields and interest rates, the spreads that MBS trade relative to comparable duration U.S. Treasuries or swaps, as well as varying levels of demand for MBS, which affect the pricing of the securities in our portfolio. The unrealized gains and losses on MBS may also include the premium lost as a result of prepayments on the underlying mortgages, decreasing unrealized gains or increasing unrealized losses as prepayment speeds or premiums increase. To the extent MBS are carried at a discount to par, unrealized gains or losses on MBS would also include discount accreted as a result of prepayments on the underlying mortgages, increasing unrealized gains or decreasing unrealized losses as speeds on discounts increase. The table below presents historical interest rate data as of the end of each quarter end during 2022 and 2021.

	5 Year Treasury Rate(1)	10 Year Treasury Rate(1)	15 Year Fixed-Rate Mortgage Rate(2)	30 Year Fixed-Rate Mortgage Rate(2)	90 Day Average SOFR(3)
December 31, 2022	4.00%	3.88%	5.68%	6.42%	3.62%
September 30, 2022	4.04%	3.80%	5.96%	6.70%	2.13%
June 30, 2022	3.00%	2.97%	4.83%	5.70%	0.70%
March 31, 2022	2.42%	2.33%	3.83%	4.67%	0.09%
December 31, 2021	1.26%	1.51%	2.33%	3.11%	0.05%
September 30, 2021	1.00%	1.53%	2.28%	3.01%	0.05%
June 30, 2021	0.87%	1.44%	2.34%	3.02%	0.02%
March 31, 2021	0.94%	1.75%	2.45%	3.17%	0.04%

(1) Historical 5 Year and 10 Year Treasury Rates are obtained from quoted end of day prices on the Chicago Board Options Exchange.
(2) Historical 30 Year and 15 Year Fixed Rate Mortgage Rates are obtained from Freddie Mac's Primary Mortgage Market Survey.
(3) Historical SOFR is obtained from the Federal Reserve Bank of New York.

Operating Expenses

For the year ended December 31, 2022, our total operating expenses were approximately $9.8 million compared to approximately $8.3 million for the year ended December 31, 2021. The table below presents a breakdown of operating expenses for the years ended December 31, 2022 and 2021.

(in thousands)

		2022		2021		Change
Compensation and benefits	$	6,530	$	5,721	$	809
Legal fees		101		137		(36)
Accounting, auditing and other professional fees		404		377		27
Directors' fees and liability insurance		804		763		41
Administrative and other expenses		2,000		1,287		713
	$	9,839	$	8,285	$	1,554

Beginning with the second quarter of 2022, Bimini began providing certain repurchase agreement trading, clearing and administrative services to Orchid. Providing these services required Bimini to increase staffing and other resources, causing an increase in compensation related expenses of approximately $0.6 million for year ended December 31, 2022, and increases in other administrative expenses of approximately $0.6 million for the year ended December 31, 2022, as compared to the year ended December 31, 2021 .

Income Taxes

In 2022, we recorded an income tax provision of $11.9 million, including a $12.2 million increase in the deferred tax asset valuation allowance as a result of management's reassessment, as of December 31, 2022, of the Company's ability to utilize tax net operating losses ("NOLs") to offset future taxable income. In 2021, we recorded an income tax benefit of $0.4 million, including a $2.2 million decrease in the deferred tax asset valuation allowance as a result of management's reassessment, as of December 31, 2021, of the Company's ability to utilize NOLs to offset future taxable income.

Financial Condition:

Mortgage-Backed Securities

As of December 31, 2022, our MBS portfolio consisted of $45.9 million of agency or government MBS at fair value and had a weighted average coupon of 3.67%. During the year ended December 31, 2022, we received principal repayments of $8.2 million compared to $14.5 million for the year ended December 31, 2021. The average prepayment speeds for the quarters ended December 31, 2022 and 2021 were 8.3% and 21.1%, respectively.

The following table presents the three-month constant prepayment rate ("CPR") experienced on our structured and PT MBS sub-portfolios, on an annualized basis, for the quarterly periods presented. CPR is a method of expressing the prepayment rate for a mortgage pool that assumes that a constant fraction of the remaining principal is prepaid each month or year. Specifically, the CPR in the chart below represents the three month prepayment rate of the securities in the respective asset category.

Three Months Ended	PT MBS Portfolio (%)	Structured MBS Portfolio (%)	Total Portfolio (%)
December 31, 2022	8.2	8.4	8.3
September 30, 2022	13.1	7.5	10.8
June 30, 2022	17.2	22.9	20.0
March 31, 2022	18.5	25.6	20.9
December 31, 2021	13.7	35.2	21.1
September 30, 2021	15.5	26.9	18.3
June 30, 2021	21.0	31.3	21.9
March 31, 2021	18.5	16.4	18.3

The following tables summarize certain characteristics of our PT MBS and structured MBS as of December 31, 2022 and 2021:

($ in thousands)

Asset Category	Fair Value	Percentage of Entire Portfolio	Weighted Average Coupon	Weighted Average Maturity in Months	Longest Maturity
December 31, 2022					
Fixed Rate MBS	$ 42,974	93.6%	4.07%	329	1-Aug-52
Structured MBS	2,919	6.4%	2.84%	300	15-May-51
Total MBS Portfolio	$ 45,893	100.0%	3.67%	327	1-Aug-52
December 31, 2021					
Fixed Rate MBS	$ 58,029	95.4%	3.69%	330	1-Sep-51
Structured MBS	2,774	4.6%	2.88%	306	15-May-51
Total MBS Portfolio	$ 60,803	100.0%	3.41%	329	1-Sep-51

($ in thousands)

Agency		December 31, 2022		December 31, 2021	
		Fair Value	Percentage of Entire Portfolio	Fair Value	Percentage of Entire Portfolio
Fannie Mae	$	33,883	73.8% $	39,703	65.3%
Freddie Mac		12,010	26.2%	21,100	34.7%
Total Portfolio	$	45,893	100.0% $	60,803	100.0%

		December 31, 2022		December 31, 2021
Weighted Average Pass-through Purchase Price	$	105.30	$	109.33
Weighted Average Structured Purchase Price	$	4.48	$	4.81
Weighted Average Pass-through Current Price	$	95.58	$	109.30
Weighted Average Structured Current Price	$	13.37	$	9.87
Effective Duration (1)		4.323		2.103

(1) Effective duration is the approximate percentage change in price for a 100 bp change in rates. An effective duration of 4.323 indicates that an interest rate increase of 1.0% would be expected to cause a 4.323% decrease in the value of the MBS in our investment portfolio at December 31, 2022. An effective duration of 2.103 indicates that an interest rate increase of 1.0% would be expected to cause a 2.103% decrease in the value of the MBS in our investment portfolio at December 31, 2021. These figures include the structured securities in the portfolio but do include the effect of our funding cost hedges. Effective duration quotes for individual investments are obtained from The Yield Book, Inc.

The following table presents a summary of our portfolio assets acquired during the years ended December 31, 2022 and 2021.

($ in thousands)

		2022				2021		
		Total Cost	Average Price	Weighted Average Yield		Total Cost	Average Price	Weighted Average Yield
PT MBS	$	23,192	$	99.13	4.22% $	23,338	$	106.48	1.41%
Structured MBS		-		-	-	2,852	10.01	3.44%

Our portfolio of PT MBS is typically comprised of adjustable-rate MBS, fixed-rate MBS and hybrid adjustable-rate MBS. We generally seek to acquire low duration assets that offer high levels of protection from mortgage prepayments provided that they are reasonably priced by the market. The stated contractual final maturity of the mortgage loans underlying our portfolio of PT MBS generally ranges up to 30 years. However, the effect of prepayments of the underlying mortgage loans tends to shorten the resulting cash flows from our investments substantially. Prepayments occur for various reasons, including refinancing of underlying mortgages, loan payoffs in connection with home sales, and borrowers paying more than their scheduled loan payments, which accelerates the amortization of the loans.

The duration of our IO and IIO portfolio will vary greatly depending on the structural features of the securities. While prepayment activity will always affect the cash flows associated with the securities, the interest only nature of IO's may cause their durations to become extremely negative when prepayments are high, and less negative when prepayments are low. Prepayments affect the durations of IIO's similarly, but the floating rate nature of the coupon of IIOs (which is inversely related to the level of one month LIBOR) cause their price movements - and model duration - to be affected by changes in both prepayments and one month LIBOR - both current and anticipated levels. As a result, the duration of IIO securities will also vary greatly.

Prepayments on the loans underlying our MBS can alter the timing of the cash flows received by us. As a result, we gauge the interest rate sensitivity of its assets by measuring their effective duration. While modified duration measures the price sensitivity of a bond to movements in interest rates, effective duration captures both the movement in interest rates and the fact that cash flows to a mortgage related security are altered when interest rates move. Accordingly, when the contract interest rate on a mortgage loan is substantially above prevailing interest rates in the market, the effective duration of securities collateralized by such loans can be quite low because of expected prepayments.

We face the risk that the market value of our PT MBS assets will increase or decrease at different rates than that of our structured MBS or liabilities, including our hedging instruments. Accordingly, we assess our interest rate risk by estimating the duration of our assets and the duration of our liabilities. We generally calculate duration and effective duration using various third-party models or obtain these quotes from third-parties. However, empirical results and various third-party models may produce different duration numbers for the same securities.

The following sensitivity analysis shows the estimated impact on the fair value of our interest rate-sensitive investments and hedge positions as of December 31, 2022, assuming rates instantaneously fall 100 bps, rise 100 bps and rise 200 bps, adjusted to reflect the impact of convexity, which is the measure of the sensitivity of our hedge positions and Agency MBS' effective duration to movements in interest rates.

($ in thousands)

| MBS Portfolio | Fair Value | $ Change in Fair Value | | | % Change in Fair Value | | |
		-100BPS	+100BPS	+200BPS	-100BPS	+100BPS	+200BPS
Fixed Rate MBS	$ 42,974	$ 1,948	$ (2,164)	$ (4,468)	4.53%	(5.04)%	(10.40)%
Interest-Only MBS	2,914	(131)	68	92	(4.50)%	2.33%	3.16%
Inverse Interest-Only MBS	5	2	(2)	(3)	40.00%	(40.00)%	(60.00)%
Total MBS Portfolio	$ 45,893	$ 1,819	$ (2,098)	$ (4,379)	3.96%	(4.57)%	(9.54)%

In addition to changes in interest rates, other factors impact the fair value of our interest rate-sensitive investments and hedging instruments, such as the shape of the yield curve, market expectations as to future interest rate changes and other market conditions. Accordingly, in the event of changes in actual interest rates, the change in the fair value of our assets would likely differ from that shown above and such difference might be material and adverse to our stockholders.

Repurchase Agreements

As of December 31, 2022, we had established borrowing facilities in the repurchase agreement market with a number of commercial banks and other financial institutions and had borrowings in place with five of these counterparties. We believe these facilities provide borrowing capacity in excess of our needs. None of these lenders are affiliated with the Company. These borrowings are secured by our MBS and cash.

As of December 31, 2022, we had obligations outstanding under the repurchase agreements of approximately $43.8 million with a net weighted average borrowing cost of 4.48%. The remaining maturity of our outstanding repurchase agreement obligations ranged from 12 to 31 days, with a weighted average maturity of 15 days. Securing the repurchase agreement obligation as of December 31, 2022 are MBS with an estimated fair value, including accrued interest, of $45.9 million and a weighted average maturity of 328 months, and cash posted as collateral of $0.5 million. Through March 10, 2023, we have been able to maintain our repurchase facilities with comparable terms to those that existed at December 31, 2022 with maturities through April 28, 2023.

The table below presents information about our period-end and average repurchase agreement obligations for each quarter in 2022 and 2021.

($ in thousands)

| Three Months Ended | Ending Balance of Repurchase Agreements | Maximum Balance of Repurchase Agreements | Average Balance of Repurchase Agreements | Difference Between Ending Repurchase Agreements and Average Repurchase Agreements | |
				Amount	Percent
December 31, 2022	$ 43,818	$ 44,780	$ 43,656	$ 162	0.37%
September 30, 2022	43,494	46,977	40,210	3,284	8.17%
June 30, 2022	36,926	53,289	45,870	(8,944)	(19.50)%
March 31, 2022	54,815	58,772	56,846	(2,031)	(3.57)%
December 31, 2021	58,878	62,139	61,019	(2,141)	(3.51)%
September 30, 2021	63,160	72,047	67,253	(4,093)	(6.09)%
June 30, 2021	71,346	72,372	72,241	(895)	(1.24)%
March 31, 2021	73,136	76,004	69,104	4,032	5.83%

Liquidity and Capital Resources

Liquidity is our ability to turn non-cash assets into cash, purchase additional investments, repay principal and interest on borrowings, fund overhead and fulfill margin calls. We have both internal and external sources of liquidity. However, our material unused sources of liquidity include cash balances, unencumbered assets and our ability to sell encumbered assets to raise cash. Our balance sheet also generates liquidity on an on-going basis through payments of principal and interest we receive on our MBS portfolio and dividends we receive on our investment in Orchid common stock.

Internal Sources of Liquidity

Our internal sources of liquidity include our cash balances, unencumbered assets and our ability to liquidate our encumbered security holdings. Our balance sheet also generated liquidity on an ongoing basis through payments of principal and interest we receive on our MBS portfolio and dividends we receive on our investment in Orchid common stock.

We employ a hedging strategy that typically involves taking short positions in Eurodollar futures, T-Note futures, TBAs or other instruments. When the market causes these short positions to decline in value we are required to meet margin calls with cash. This can reduce our liquidity position to the extent other securities in our portfolio move in price in such a way that we do not receive enough cash through margin calls to offset the Eurodollar related margin calls. If this were to occur in sufficient magnitude, the loss of liquidity might force us to reduce the size of the levered portfolio, pledge additional structured securities to raise funds or risk operating the portfolio with less liquidity.

External Sources of Liquidity

Our primary external sources of liquidity are our ability to (i) borrow under master repurchase agreements and (ii) use the TBA security market. Our borrowing capacity will vary over time as the market value of our interest earning assets varies. Our master repurchase agreements have no stated expiration, but can be terminated at any time at our option or at the option of the counterparty. However, once a definitive repurchase agreement under a master repurchase agreement has been entered into, it generally may not be terminated by either party. A negotiated termination can occur, but may involve a fee to be paid by the party seeking to terminate the repurchase agreement transaction.

Under our repurchase agreement funding arrangements, we are required to post margin at the initiation of the borrowing. The margin posted represents the haircut, which is a percentage of the market value of the collateral pledged. To the extent the market value of the asset collateralizing the financing transaction declines, the market value of our posted margin will be insufficient and we will be required to post additional collateral. Conversely, if the market value of the asset pledged increases in value, we would be over collateralized and we would be entitled to have excess margin returned to us by the counterparty. Our lenders typically value our pledged securities daily to ensure the adequacy of our margin and make margin calls as needed, as do we. Typically, but not always, the parties agree to a minimum threshold amount for margin calls so as to avoid the need for nuisance margin calls on a daily basis. Our master repurchase agreements do not specify the haircut; rather haircuts are determined on an individual repo transaction basis. We did not experience any significant margin call activity during 2022.

We invest a portion of our capital in structured MBS. We generally do not apply leverage to this portion of our portfolio. The leverage inherent in structured securities replaces the leverage obtained by acquiring PT securities and funding them in the repo market. This structured MBS strategy has been a core element of the Company's overall investment strategy since 2008. However, we have and may continue to pledge a portion of our structured MBS in order to raise our cash levels, but generally will not pledge these securities in order to acquire additional assets.

In future periods we expect to continue to finance our activities through repurchase agreements and through revenues from our advisory services business. As of December 31, 2022, we had cash and cash equivalents of $6.0 million. We generated cash flows of $10.1 million from principal and interest payments on our MBS portfolio and had average repurchase agreements outstanding of $46.6 million during the year ended December 31, 2022. In addition, during the year ended December 31, 2022, we received approximately $13.0 million in management fees and expense reimbursements as manager of Orchid and approximately $1.3 million in dividends from our investment in Orchid common stock.

Outlook

Orchid Island Capital Inc.

Orchid Island Capital reported fourth quarter 2022 income of $34.9 million and its shareholders equity increased from $400.4 million to $438.8 million from September 30, 2022 to December 31, 2022. The market conditions described below led to the increase in income as agency MBS generally outperformed comparable duration treasuries during the period and Orchid's hedge positions also benefited from increases in interest rates.

Orchid is obligated to reimburse us for direct expenses paid on its behalf and to pay to us Orchid's pro rata share of overhead as defined in the management agreement. As a stockholder of Orchid, we will also continue to share in distributions, if any, paid by Orchid to its stockholders. Our operating results are also impacted by changes in the market value of our holdings of Orchid common shares, although these market value changes do not impact our cash flows from Orchid.

Economic Summary

As 2022 ended, the markets' and the Fed's outlook for the economy, inflation and the path of monetary policy began to diverge. The seeds for the divergence were planted as the third quarter of 2022 came to an end and the Fed had finally succeeded in convincing the market that they had much work to do in removing accommodation and that the process would take longer than the market had expected. Public comments by Fed officials became uniformly hawkish – pointing to substantially more rate increases – and the incoming inflation data for July, August and September of 2022 was quite strong. The combined effect of the data and the clear intentions of the Fed to aggressively fight to prevent inflation from spiraling out of control and becoming entrenched in consumer behavior dispelled any notion that the Fed would not succeed in their pursuit of their dual mandate – price stability and full employment. In fact, the Fed was so successful at convincing the market it would aggressively remove accommodation and slow inflation that the market began to look beyond this step in the process and instead focus on the ramifications of such policy removal – namely a slowing of the economy.

The change of focus – or "pivot" – on the part of the market occurred in late October and early November of 2022, largely in response to inflation data. The consumer price index ("CPI") for October and November of 2022, released in November and December of 2022, were much lower than previous months. While such figures were revised higher in early February 2023, at the time, the market interpreted this development as evidence that inflation had peaked and was coming down quickly. The market reaction reflected an assumption that the Fed would succeed in taming inflation quicker than the Fed was expecting and that the rate hikes envisioned by the Fed and reflected in their summary of economic projections would instead cause the economy to slow too much and that the Fed would have to lower rates beginning in late 2023.

The divergence in expectations emanated from service sector inflation expectations. As the first quarter of 2023 began, it became clear goods inflation was dropping quickly. This was a result of Covid-19 induced supply constraints abating and consumer demand shifting from goods to services. The market expected that the real estate sector, always very sensitive to interest rates, was in decline and would no longer be a source of inflation outside of the lagged effects of rents, which was anticipated to ebb soon. What remained was non-shelter related services inflation. The Fed recognizes wage pressures are the primary source of inflation in this case. Accordingly measures of labor market tightness and wage inflation have become the Fed's focus. To the extent such measures remain elevated, Fed actions will likely continue to reflect their tightening bias. As we move further into 2023, incoming economic data implies inflation is not slowing as appeared to be the case during the fourth quarter of 2022 nor has economic activity slowed materially. Hence, market expectations for additional rate hikes and the possible time frame over which the Fed will be required to maintain higher rates has converged with the Fed's expectations.

Interest Rates

The Fed raised the Fed Funds target range twice during the fourth quarter of 2022 and the high end of the range was 4.50% at the end of the year – an increase of 125 basis points during the quarter. The Fed raised the target rate by another 25 basis points in February 2023. Moreover, the market expects the Fed will continue to raise the target further in 2023, perhaps as much as 100 basis points including the February 2023 increase. Importantly, the Fed, as evidenced by their own "dot plot", a summary of committee members' expectations of the Fed Funds rate over their forecast period, anticipates the Fed Funds rate will peak at approximately 5.125% by mid-2023 and remain above 5% throughout the balance of 2023. The market now appears to agree with this outcome as evidenced by current pricing in the futures market. Yields on U.S. Treasury securities with maturities of one year or less increased substantially during the fourth quarter of 2022, with the shortest maturities increasing the most – reflective of the actual and anticipated increases in overnight funding levels driven by the Fed. Such increases were as much as 134 basis points in the case of the one-month U.S. Treasury bill.

As the fourth quarter unfolded, with the market expecting the Fed to succeed in containing inflation and ultimately slowing the economy in the process, longer maturity interest rates were essentially unchanged during the fourth quarter. During the month of October 2022, the hawkish rhetoric from the Fed and strong inflation data initially caused long-term rates to increase substantially from August 2022 levels near 2.6% to approximately 4.25% in late October 2022 in the case of the 10-year U.S. Treasury. However, longer-term rates slowly declined for much of the balance of the fourth quarter before a 40-basis point increase over the last two weeks of the year. The late December 2022 increase was triggered by additional hawkish comments by the Fed at their December meeting reinforced by similar language by the European Central Bank and illiquid holiday trading conditions. For the fourth quarter of 2022, U.S. Treasury maturities beyond the 2-year point were largely unchanged.

The combination of the extreme upward movement in short maturity yields described above and the essentially unchanged yields for longer maturity U.S. Treasuries resulted in an extreme flattening of the yield curve to the point the curve became inverted. This continued the trend that began in early July of 2022. Over the course of the fourth quarter of 2022, the extent of the inversion increased substantially. In the case of the spread between the 2-year and 10-year U.S. Treasuries the inversion reached 84 basis points in early December and 88 basis points in the case of the spread between the 10-year U.S. Treasury and the Fed Funds rate. Historically such inversions signaled market expectations of a recession on the horizon, as was the case in late 2022.

The Agency MBS Market

The Agency MBS market returns for 2022 were negative – down 11.9%. However, the sector posted positive returns for the fourth quarter of 2.1%, which was 110 bps higher than comparable duration swaps. As described above, expectations for the economy and rates diverged between those of the Fed and the markets during the last two months of the fourth quarter of 2022. During the fourth quarter, the markets' appetite for riskier assets improved in anticipation that the Fed was nearing the end of its tightening cycle and would be easing monetary conditions by the end of 2023. This led the higher risk sectors of the fixed income markets to outperform, as investment and non-investment grade corporates outperformed U.S. Treasuries, Agency MBS and Agency debt by a considerable margin.

The performance of the Agency MBS sector was not uniformly positive for the fourth quarter. As described above, early in the quarter U.S. Treasury yields achieved their highest levels in many years in late October of 2022. Agency MBS spreads to comparable duration spreads also reached their widest levels since the great financial crisis, easily surpassing the levels observed in March of 2020. As market sentiment turned mid-quarter and risk appetite improved the attractive levels of Agency MBS, like most other asset classes, were viewed as very attractive. The sector's performance was driven to a large extent by the extremes reached in late October 2022. However, the spreads available in the sector remain wider than those observed prior to the onset of the pandemic in early 2020. The absence of the largest of the traditional buyers of the asset class – banks, and since March of 2020, the Fed, may result in the sector recovering slowly towards pre-pandemic levels, if it can do so at all.

Within the Agency MBS sector, 30-year fixed rate coupons slightly outperformed 15-year and GNMA fixed rate securities, both in absolute and relative terms. Within the 30-year fixed rate sector lower/discount coupon securities generated the best relative/excess returns to comparable duration U.S. Treasuries and swaps.

Recent Legislative and Regulatory Developments

In response to the deterioration in the markets for U.S. Treasuries, Agency MBS and other mortgage and fixed income markets resulting from the impacts of the COVID-19 pandemic, the Fed implemented a program of quantitative easing. Through November of 2021, the Fed was committed to purchasing $80 billion of U.S. Treasuries and $40 billion of Agency MBS each month. In November of 2021, it began tapering its net asset purchases each month, ended net asset purchases by early March of 2022, and ended asset purchases entirely in September of 2022. On May 4, 2022, the FOMC announced a plan for reducing the Fed's balance sheet. In June of 2022, in accordance with this plan, the Fed began reducing its balance sheet by a maximum of $30 billion of U.S. Treasuries and $17.5 billion of Agency MBS each month. On September 21, 2022, the FOMC announced the Fed's decision to continue reducing the balance sheet by a maximum of $60 billion of U.S Treasuries and $35 billion of Agency MBS per month.

On January 29, 2021, the Center for Disease Control and Prevention issued guidance extending eviction moratoriums for covered persons put in place by the CARES Act through March 31, 2021. The FHFA subsequently extended the foreclosure moratorium for loans backed by the Enterprises and the eviction moratorium for real estate owned by the Enterprises until July 31, 2021 and September 30, 2021, respectively. The U.S. Housing and Urban Development Department subsequently extended the FHA foreclosure and eviction moratoria to July 31, 2021, and September 30, 2021, respectively. Despite the expirations of these foreclosure moratoria, a final rule adopted by the CFPB on June 28, 2021, effectively prohibited servicers from initiating a foreclosure before January 1, 2022, in most instances. Foreclosure activity has risen since the end of the moratorium, with foreclosure starts in 2022 up 169% from 2021, but remaining 26% lower than pre-pandemic levels in 2019 and 88% lower than the peak in 2009.

On September 30, 2019, the FHFA announced that the Enterprises were allowed to increase their capital buffers to $25 billion and $20 billion, respectively, from the prior limit of $3 billion each. This step could ultimately lead to the Enterprises being privatized and represents the first concrete step on the road to Enterprise reform. In December 2020, the FHFA released a final rule on a new regulatory framework for the Enterprises which seeks to implement both a risk-based capital framework and minimum leverage capital requirements. On January 14, 2021, the U.S. Treasury and the FHFA executed letter agreements allowing the Enterprises to continue to retain capital up to their regulatory minimums, including buffers, as prescribed in the December rule. These letter agreements provide, in part, (i) there will be no exit from conservatorship until all material litigation is settled and the Enterprise has common equity Tier 1 capital of at least 3% of its assets, (ii) the Enterprises will comply with the FHFA's regulatory capital framework, (iii) higher-risk single-family mortgage acquisitions will be restricted to current levels, and (iv) the U.S. Treasury and the FHFA will establish a timeline and process for future Enterprise reform. However, no definitive proposals or legislation have been released or enacted with respect to ending the conservatorship, unwinding the Enterprises, or materially reducing the roles of the Enterprises in the U.S. mortgage market. On September 14, 2021, the U.S. Treasury and the FHFA suspended certain policy provisions in the January agreement, including limits on loans acquired for cash consideration, multifamily loans, loans with higher risk characteristics and second homes and investment properties. On February 25, 2022, the FHFA published a final rule, effective as of April 26, 2022, amending the Enterprise capital framework established in December 2020 by, among other things, replacing the fixed leverage buffer equal to 1.5% of an Enterprise's adjusted total assets with a dynamic leverage buffer equal to 50% of an Enterprise's stability capital buffer, reducing the risk weight floor from 10% to 5%, and removing the requirement that the Enterprises must apply an overall effectiveness adjustment to their credit risk transfer exposures. On June 14, 2022, the Enterprises announced that they would each charge a 50 bps fee for commingled securities issued on or after July 1, 2022 to cover the additional capital required for such securities under the Enterprise capital framework, which was subsequently reduced on January 19, 2023 to 9.375 bps for commingled securities issued on or after April 1, 2023 to address industry concern that the fee posed a risk to the fungibility of the Uniform Mortgage-Backed Security ("UMBS") and negatively impacted liquidity and pricing in the market for TBA securities.

In 2017, policymakers announced that LIBOR will be replaced by December 31, 2021. The directive was spurred by the fact that banks are uncomfortable contributing to the LIBOR panel given the shortage of underlying transactions on which to base levels and the liability associated with submitting an unfounded level. However, the ICE Benchmark Administration, in its capacity as administrator of USD LIBOR, has announced that it intends to extend publication of USD LIBOR (other than one-week and two-month tenors) by 18 months to June 2023. Notwithstanding this extension, a joint statement by key regulatory authorities calls on banks to cease entering into new contracts that use USD LIBOR as a reference rate by no later than December 31, 2021.

On December 7, 2021, the CFPB released a final rule that amends Regulation Z, which implemented the Truth in Lending Act, aimed at addressing cessation of LIBOR for both closed-end (e.g., home mortgage) and open-end (e.g., home equity line of credit) products. The rule, which mostly became effective in April of 2022, establishes requirements for the selection of replacement indices for existing LIBOR-linked consumer loans. Although the rule does not mandate the use of SOFR as the alternative rate, it identifies SOFR as a comparable rate for closed-end products and states that for open-end products, the CFPB has determined that ARRC's recommended spread-adjusted indices based on SOFR for consumer products to replace the one-month, three-month, or six-month USD LIBOR index "have historical fluctuations that are substantially similar to those of the LIBOR indices that they are intended to replace." The CFPB reserved judgment, however, on a SOFR-based spread-adjusted replacement index to replace the one-year USD LIBOR until it obtained additional information.

On March 15, 2022, the Adjustable Interest Rate (LIBOR) Act (the "LIBOR Act") was signed into law as part of the Consolidated Appropriations Act, 2022 (H.R. 2471). The LIBOR Act provides for a statutory replacement benchmark rate for contracts that use LIBOR as a benchmark and do not contain any fallback mechanism independent of LIBOR. Pursuant to the LIBOR Act, SOFR becomes the new benchmark rate by operation of law for any such contract. The LIBOR Act establishes a safe harbor from litigation for claims arising out of or related to the use of SOFR as the recommended benchmark replacement. The LIBOR Act makes clear that it should not be construed to disfavor the use of any benchmark on a prospective basis.

On July 28, 2022, the Fed published a proposed rule to implement the LIBOR Act, which was adopted on December 16, 2022. The final rule, which went into effect on February 27, 2023, sets benchmark SOFR rates to replace overnight, one-month, three-month, six-month and 12-month LIBOR contracts and provides mechanisms for converting most existing LIBOR contracts, including Agency MBS, to SOFR no later than June 30, 2023.

The LIBOR Act also attempts to forestall challenges that it is impairing contracts. It provides that the discontinuance of LIBOR and the automatic statutory transition to a replacement rate neither impairs or affects the rights of a party to receive payment under such contracts, nor allows a party to discharge their performance obligations or to declare a breach of contract. It amends the Trust Indenture Act of 1939 to state that the "the right of any holder of any indenture security to receive payment of the principal of and interest on such indenture security shall not be deemed to be impaired or affected" by application of the LIBOR Act to any indenture security.

The scope and nature of the actions the U.S. government or the Fed will ultimately undertake are unknown and will continue to evolve.

Effect on Us

Regulatory developments, movements in interest rates and prepayment rates affect us in many ways, including the following:

Effects on our Assets

A change in or elimination of the guarantee structure of Agency MBS may increase our costs (if, for example, guarantee fees increase) or require us to change our investment strategy altogether. For example, the elimination of the guarantee structure of Agency MBS may cause us to change our investment strategy to focus on non-Agency MBS, which in turn would require us to significantly increase our monitoring of the credit risks of our investments in addition to interest rate and prepayment risks.

If prepayment rates are relatively low (due, in part, to the refinancing problems described above), lower long-term interest rates can increase the value of our Agency MBS. This is because investors typically place a premium on assets with coupon/yields that are higher than coupon /yields available in the market. To the extent such securities per-pay slower than would otherwise be the case, we benefit from an above market coupon/yield for longer, enhancing the return from the security. Although lower long-term interest rates may increase asset values in our portfolio, we may not be able to invest new funds in similarly-yielding assets.

If prepayment levels increase, the value of our Agency MBS affected by such prepayments may decline. This is because a principal prepayment accelerates the effective term of an Agency MBS, which would shorten the period during which an investor would receive above-market returns (assuming the yield on the prepaid asset is higher than market yields). Also, prepayment proceeds may not be able to be reinvested in similar-yielding assets. Agency MBS backed by mortgages with high interest rates are more susceptible to prepayment risk because holders of those mortgages are most likely to refinance to a lower rate. IOs and IIOs, however, may be the types of Agency MBS most sensitive to increased prepayment rates. Because the holder of an IO or IIO receives no principal payments, the values of IOs and IIOs are entirely dependent on the existence of a principal balance on the underlying mortgages. If the principal balance is eliminated due to prepayment, IOs and IIOs essentially become worthless. Although increased prepayment rates can negatively affect the value of our IOs and IIOs, they have the opposite effect on POs. Because POs act like zero-coupon bonds, meaning they are purchased at a discount to their par value and have an effective interest rate based on the discount and the term of the underlying loan, an increase in prepayment rates would reduce the effective term of our POs and accelerate the yields earned on those assets, which would increase our net income.

Higher long-term rates can also affect the value of our Agency MBS. As long-term rates rise, rates available to borrowers also rise. This tends to cause prepayment activity to slow and extend the expected average life of mortgage cash flows. As the expected average life of the mortgage cash flows increases, coupled with higher discount rates, the value of Agency MBS declines. Some of the instruments we use to hedge our Agency MBS assets, such as interest rate futures, swaps and swaptions, are stable average life instruments. This means that to the extent we use such instruments to hedge our Agency MBS assets, our hedges may not adequately protect us from price declines, and therefore may negatively impact our book value. It is for this reason we use interest only securities in our portfolio. As interest rates rise, the expected average life of these securities increases, causing generally positive price movements as the number and size of the cash flows increase the longer the underlying mortgages remain outstanding. This makes interest only securities desirable hedge instruments for pass-through Agency MBS.

As described above, the Agency MBS market began to experience severe dislocations in mid-March 2020 as a result of the economic, health and market turmoil brought about by COVID-19. On March 23, 2020, the Fed announced that it would purchase Agency MBS and U.S. Treasuries in the amounts needed to support smooth market functioning, which largely stabilized the Agency MBS market, but ended these purchases in March 2022 and announced plans to reduce its balance sheet. The Fed's planned reduction of its balance sheet could negatively impact our investment portfolio. Further, the moratoriums on foreclosures and evictions described above will likely delay potential defaults on loans that would otherwise be bought out of Agency MBS pools as described above. Depending on the ultimate resolution of the foreclosure or evictions, when and if it occurs, these loans may be removed from the pool into which they were securitized. If this were to occur, it would have the effect of delaying a prepayment on our securities until such time. To the extent our Agency MBS assets were acquired at a premium to par, this will tend to increase the realized yield on the asset in question. To the extent they were acquired at a discount, this will tend to decrease the realized yield on the asset in question.

Because we base our investment decisions on risk management principles rather than anticipated movements in interest rates, in a volatile interest rate environment we may allocate more capital to structured Agency MBS with shorter durations. We believe these securities have a lower sensitivity to changes in long-term interest rates than other asset classes. We may attempt to mitigate our exposure to changes in long-term interest rates by investing in IOs and IIOs, which typically have different sensitivities to changes in long-term interest rates than PT MBS, particularly PT MBS backed by fixed-rate mortgages.

Effects on our borrowing costs

We leverage our PT MBS portfolio and a portion of our structured Agency MBS with principal balances through the use of short-term repurchase agreement transactions. The interest rates on our debt are determined by the short term interest rate markets. Increases in the Fed Funds rate, SOFR or LIBOR typically increase our borrowing costs, which could affect our interest rate spread if there is no corresponding increase in the interest we earn on our assets. This would be most prevalent with respect to our Agency MBS backed by fixed rate mortgage loans because the interest rate on a fixed-rate mortgage loan does not change even though market rates may change.

In order to protect our net interest margin against increases in short-term interest rates, we may enter into interest rate swaps, which economically convert our floating-rate repurchase agreement debt to fixed-rate debt, or utilize other hedging instruments such as Eurodollar, Fed Funds and T-Note futures contracts or interest rate swaptions.

Summary

During the fourth quarter of 2022 the trends in incoming economic data began to change, indicating the actions of the Fed to remove accommodation and slow demand were starting to take hold. The most interest rate sensitive sectors of the economy, mainly housing and housing related, were slowing precipitously. Demand and consumption for goods – reflected in sales and production data – were clearly slowing. Even inflation data, as evidenced by the CPI and Personal Consumption Expenditures data, slowed during the quarter as well although such data was subsequently revised higher in early February of 2023. The one big exception was the labor market and wages – which were still tight in the case of the labor market and increasing in the case of wages. To central bankers, and in particular the Fed, this was problematic. As consumers migrated their consumption from goods to services as the effects of the pandemic wore off service inflation remained elevated due to persistent worker shortages and the resulting wage pressures as employers struggled to fill positions. The Fed identified non-shelter related services inflation as the focus of their efforts to contain inflation and inflation expectations. In their efforts to rein in service related inflation, the Fed has continued to raise the Fed Funds rate – and plans to continue doing so into 2023. In fact, the Fed raised the Fed Funds rate at their February 2023 meeting and indicated additional hikes were likely while simultaneously stating their intention to hold rates at what they deem to be restrictive territory into 2024.

The financial markets were reluctant to accept that the Fed would be so aggressive in their tightening until late in the third quarter of 2022 when the Fed appeared to finally convince the markets of the extent and timing of the tightening plans. The market reacted swiftly as interest rates increased rapidly from August through late October of 2022. Short maturity rates increased the most, in anticipation of the Fed raising Fed Funds as high as 5.0% in 2023. However, the market view, as expressed in interest rates, futures and the shape of the U.S. Treasury curve, differed from the view of the Fed, during the last two months of 2022 and early 2023. Market pricing at the end of 2022 indicated a belief that the Fed would succeed in reining in inflation sooner than the Fed did, and that in so doing it would ultimately slow the economy so much that the Fed would have to pivot and move to lower rates by the end of 2023. The result of this view was a deeply inverted U.S. Treasury yield curve, with short term rates of maturities of two-years or less far in excess of longer maturity U.S. Treasuries. However, economic data released in early 2023 has not been consistent with the market's view, as inflation measures remain stubbornly high, the economy does not appear to be slowing and wage pressures have not abated. The market's view has moved into alignment with the Fed's expectations as evidenced by pricing in the futures markets.

The Agency MBS market returns for 2022 were -11.9%. However, the sector returned +2.1% for the fourth quarter of 2022. The turning point coincided with the markets pivot towards believing the Fed tightening cycle was nearing its end and that the economy would slow in 2023. In October 2022, spreads on Agency MBS reached levels not seen since the great financial crisis. However, as market sentiment turned in November and December of 2022, these spread levels appeared quite attractive. This was also true of most risk assets. As a result, the sector performed very well over the balance of the fourth quarter of 2022, which resulted in an increase in the valuation of our assets. In the case of even riskier asset classes the performance has been even better. As the first quarter of 2023 unfolds, the Agency MBS sector is still trading at spread levels well above levels observed prior to the COVID-19 pandemic. However, the absence of two of the largest buyers of the sector, banks and, since the onset of the pandemic, the Fed may result in the sector recovering more slowly towards pre-pandemic levels, if such levels are even obtained at all. The risk to the sector would be a re-acceleration of inflation and the need for the Fed to tighten monetary policy even further. Data released in February of 2023 heightens this concern.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. GAAP requires our management to make some complex and subjective decisions and assessments. Our most critical accounting policies involve decisions and assessments which could significantly affect reported assets, liabilities, revenues and expenses. Management has identified the following as its most critical accounting estimates:

Mortgage-Backed Securities

Our investments in MBS are accounted for at fair value. We acquire our MBS for the purpose of generating long-term returns, and not for the short-term investment of idle capital.

As discussed in Note 14 to the financial statements, our MBS are valued using Level 2 valuations, and such valuations currently are determined based on independent pricing sources and/or third party broker quotes, when available. Because the price estimates may vary, management must make certain judgments and assumptions about the appropriate price to use to calculate the fair values. Alternatively, the Company could opt to have the value of all of our positions in MBS determined by either an independent third-party or do so internally. In managing our portfolio, the Company employs the following four-step process at each valuation date to determine the fair value of our MBS.

- First, the Company obtains fair values from subscription-based independent pricing services.
- Second, the Company requests non-binding quotes from one to four broker-dealers for certain MBS in order to validate the values obtained by the pricing service. The Company requests these quotes from broker-dealers that actively trade and make markets in the respective asset class for which the quote is requested.
- Third, the Company reviews the values obtained by the pricing source and the broker-dealers for consistency across similar assets.
- Finally, if the data from the pricing services and broker-dealers is not homogenous or if the data obtained is inconsistent with management's market observations, the Company makes a judgment to determine which price appears the most consistent with observed prices from similar assets and selects that price. To the extent management believes that none of the prices are consistent with observed prices for similar assets, which is typically the case for only an immaterial portion of our portfolio each quarter, the Company may use a third price that is consistent with observed prices for identical or similar assets. In the case of assets that have quoted prices such as Agency MBS backed by fixed-rate mortgages, the Company generally uses the quoted or observed market price. For assets such as Agency MBS backed by ARMs or structured Agency MBS, the Company may determine the price based on the yield or spread that is identical to an observed transaction or a similar asset for which a dealer mark or subscription-based price has been obtained.

Management believes its pricing methodology to be consistent with the definition of fair value described in Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements.

Income Recognition

All of our MBS are either PT MBS or structured MBS, including CMOs, IOs, IIOs or POs. Income on PT MBS, POs and CMOs that contain principal balances is based on the stated interest rate of the security. As a result of accounting for our MBS under the fair value option, premium or discount present at the date of purchase is not amortized. For IOs, IIOs and CMOs that do not contain principal balances, income is accrued based on the carrying value and the effective yield. As cash is received it is first applied to accrued interest and then to reduce the carrying value of the security. At each reporting date, the effective yield is adjusted prospectively from the reporting period based on the new estimate of prepayments, current interest rates and current asset prices. The new effective yield is calculated based on the carrying value at the end of the previous reporting period, the new prepayment estimates and the contractual terms of the security. Changes in fair value of all of our MBS during the period are recorded in earnings and reported as unrealized gains or losses on mortgage-backed securities in the accompanying consolidated statements of operations. For IIO securities, effective yield and income recognition calculations also take into account the index value applicable to the security.

Income Taxes

Income taxes are provided for using the asset and liability method. Deferred tax assets and liabilities represent the differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates. The measurement of net deferred tax assets is adjusted by a valuation allowance if, based on the Company's evaluation, it is more likely than not that they will not be realized. A majority of the Company's net deferred tax assets, which consist primarily of NOLs, are expected to be realized over an extended number of years. Management's conclusion is supported by taxable income projections which include forecasts of management fees, Orchid dividends and net interest income, and the subsequent reinvestment of those amounts into the MBS portfolio. However, management reassesses its valuation allowance conclusions whenever there is a material change in taxable income projections.

Capital Expenditures

At December 31, 2022, we had no material commitments for capital expenditures.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

As a smaller reporting company as defined by Rule 12b-2 of the Exchange Act, we are not required to provide disclosure pursuant to this Item. However, we have elected to include much of the information in Item 7 above, beginning on page 46.

ITEM 8. Financial Statements and Supplementary Data.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Bimini Capital Management, Inc.
Vero Beach, Florida

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Bimini Capital Management, Inc. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Realizability of deferred tax assets

As described in Note 12 to the consolidated financial statements, the Company has recorded $65.2 million in gross deferred tax assets as of December 31, 2022 and recorded a related valuation allowance of $42.0 million. The Company applies significant judgment in assessing the projections of future taxable income in the determination of the amount of deferred tax assets that were more-likely-than-not to be realized in the future. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We identified assessing the realizability of deferred tax assets as a critical audit matter. Specifically, we identified that there is significant judgment required by the Company in formulating the forecast of taxable income over the net operating loss expiration periods to determine the amount of deferred tax assets that were more-likely-than-not to be realized in the future. Auditing these forecasts involved especially challenging auditor judgment, including the need for the involvement of individuals with specialized knowledge and skill in assessing these elements.

The primary procedures we performed to address this critical audit matter included:

- Evaluating the positive and negative evidence in assessing whether the deferred tax assets are more likely than not to be utilized, including evaluating the trends of historical financial results, projected sources of taxable income in future periods, and market information (such as interest yield curves).
- Assessing the reasonableness of the Company's historical ability to make forecasts of future taxable income, by performing a retrospective review of the prior year's estimate.
- Utilizing personnel with specialized knowledge and skill in income taxes to assist in the evaluation of the appropriateness of the Company's analysis of the realizability of the deferred tax assets.

Valuation of Investments in Mortgage-Backed Securities

As described in Notes 1 and 14 to the consolidated financial statements, the Company accounts for its mortgage-backed securities at fair value, which totaled $45.9 million as of December 31, 2022. The fair value of mortgage-backed securities is based on independent pricing sources and/or third-party broker quotes, when available. Because the price estimates may vary, the Company must make certain judgments and assumptions about the appropriate price to use to calculate the fair values based on various techniques including observing the most recent market for like or identical assets (including security coupon rate, maturity, yield, prepayment speed), market credit spreads, and model driven approaches.

We identified the valuation of mortgage-backed securities as a critical audit matter. The principal considerations for our determination are: (i) the potential for bias in how the Company subjectively selects the price from multiple pricing sources to determine the fair value of the mortgage-backed securities and (ii) the audit effort involved, including the involvement of valuation professionals with specialized skill and knowledge.

The primary procedures we performed to address this critical audit matter included:

- Reviewing the range of values used for each investment position, and assessing the price selected for potential bias by comparing the price to the high, low and average of the range of pricing sources.
- Utilizing personnel with specialized knowledge and skill in valuation to develop an independent estimate of the fair value of each investment position by:
    - considering the stated security coupon rate, maturity, yield, and prepayment speeds, and comparing to the fair value used by the Company;
    - comparing the Company's fair value estimate of certain securities to recent available market transactions.

/s/ BDO USA, LLP
Certified Public Accountants

We have served as the Company's auditor since 2008.
West Palm Beach, Florida
March 10, 2023

BIMINI CAPITAL MANAGEMENT, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2022 and 2021

		2022		2021
ASSETS:				
Mortgage-backed securities, at fair value				
Pledged to counterparties	$	45,716,793	$	60,788,129
Unpledged		176,643		15,015
Total mortgage-backed securities		45,893,436		60,803,144
Cash and cash equivalents		6,010,799		8,421,410
Restricted cash		763,000		1,391,000
Investment in Orchid Island Capital, Inc. common stock, at fair value		5,975,248		11,679,107
Accrued interest receivable		204,018		229,942
Property and equipment, net		1,997,313		2,024,190
Deferred tax assets, net of allowances		23,178,243		35,036,312
Due from affiliates		1,130,713		1,062,155
Other assets		1,164,181		1,437,381
Total Assets	$	86,316,951	$	122,084,641
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES:				
Repurchase agreements	$	43,817,999	$	58,877,999
Long-term debt		27,416,239		27,438,976
Accrued interest payable		194,629		55,610
Other liabilities		2,764,005		2,712,206
Total Liabilities		74,192,872		89,084,791
Commitments and Contingencies (Note 11)				
STOCKHOLDERS' EQUITY:				
Preferred stock, $0.001 par value; 10,000,000 shares authorized; 100,000 shares designated Series A Junior Preferred Stock, 9,900,000 shares undesignated; no shares issued and outstanding		-		-
Class A Common stock, $0.001 par value; 98,000,000 shares designated: 10,019,888 shares and 10,702,194 shares issued and outstanding, respectively		10,020		10,702
Class B Common stock, $0.001 par value; 1,000,000 shares designated, 31,938 shares issued and outstanding		32		32
Class C Common stock, $0.001 par value; 1,000,000 shares designated, 31,938 shares issued and outstanding		32		32
Additional paid-in capital		329,828,268		330,880,252
Accumulated deficit		(317,714,273)		(297,891,168)
Stockholders' Equity		12,124,079		32,999,850
Total Liabilities and Equity	$	86,316,951	$	122,084,641

See Notes to Consolidated Financial Statements

BIMINI CAPITAL MANAGEMENT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2022 and 2021

		2022		2021
Revenues:				
Advisory services	$	12,995,504	$	9,788,340
Interest income		1,862,480		2,237,217
Dividend income from Orchid Island Capital, Inc. common stock		1,292,701		2,024,379
Total revenues		16,150,685		14,049,936
Interest expense:				
Repurchase agreements		(715,386)		(116,179)
Long-term debt		(1,415,624)		(996,794)
Net revenues		14,019,675		12,936,963
Other income (expense):				
Unrealized losses on mortgage-backed securities		(5,915,904)		(3,098,866)
Realized losses (gains) on mortgage-backed securities		(858,001)		69,498
Unrealized losses on Orchid Island Capital, Inc. common stock		(6,239,189)		(1,868,657)
Gains (losses) on derivative instruments		800,820		(198)
Gains on retained interests in securitizations		65,928		-
Other income		341		154,191
Other expense, net		(12,146,005)		(4,744,032)
Expenses:				
Compensation and related benefits		6,530,349		5,721,315
Directors' fees and liability insurance		804,186		762,735
Audit, legal and other professional fees		504,602		513,925
Administrative and other expenses		1,999,569		1,287,387
Total expenses		9,838,706		8,285,362
Net loss before income tax provision (benefit)		(7,965,036)		(92,431)
Income tax provision (benefit)		11,858,069		(367,845)
Net (loss) income	$	(19,823,105)	$	275,414
Basic and Diluted Net (Loss) Income Per Share of:				
CLASS A COMMON STOCK				
Basic and Diluted	$	(1.90)	$	0.02
CLASS B COMMON STOCK				
Basic and Diluted	$	(1.90)	$	0.02
Weighted Average Shares Outstanding:				
CLASS A COMMON STOCK				
Basic and Diluted		10,393,855		11,198,434
CLASS B COMMON STOCK				
Basic and Diluted		31,938		31,938

See Notes to Consolidated Financial Statements

BIMINI CAPITAL MANAGEMENT, INC
CONSOLIDATED STATEMENTS OF EQUITY
Years Ended December 31, 2022 and 2021

| | Stockholders' Equity | | | | |
| | Common Stock | | Additional Paid-in | Accumulated | |
	Shares	Par Value	Capital	Deficit	Total
Balances, January 1, 2021	11,672,431	$ 11,673	$ 332,642,758	$(298,166,582)	$ 34,487,849
Net income	-	-	-	275,414	275,414
Class A common shares repurchased and retired	(906,361)	(907)	(1,762,506)	-	(1,763,413)
Balances, December 31, 2021	10,766,070	10,766	330,880,252	(297,891,168)	32,999,850
Net loss	-	-	-	(19,823,105)	(19,823,105)
Class A common shares repurchased and retired	(682,306)	(682)	(1,051,984)	-	(1,052,666)
Balances, December 31, 2022	10,083,764	$ 10,084	$ 329,828,268	$(317,714,273)	$ 12,124,079

See Notes to Consolidated Financial Statements

BIMINI CAPITAL MANAGEMENT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2022 and 2021

		2022		2021
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net (loss) income	$	(19,823,105)	$	275,414
Adjustments to reconcile net (loss) income to net cash provided by operating activities:				
Depreciation		73,053		69,250
Deferred income tax provision (benefit)		11,858,069		(367,845)
Unrealized losses on mortgage-backed securities		5,915,904		3,098,866
Realized losses (gains) on mortgage-backed securities		858,001		(69,498)
Gains retained interests in securitizations		(65,928)		-
PPP loan forgiveness		-		(153,724)
Unrealized losses on Orchid Island Capital, Inc. common stock		6,239,189		1,868,657
Changes in operating assets and liabilities:				
Accrued interest receivable		25,924		(27,750)
Due from affiliates		(68,558)		(429,684)
Other assets		273,200		29,266
Accrued interest payable		139,019		(50,248)
Other liabilities		51,799		1,290,797
NET CASH PROVIDED BY OPERATING ACTIVITIES		5,476,567		5,533,501
CASH FLOWS FROM INVESTING ACTIVITIES:				
From mortgage-backed securities investments:				
Purchases		(23,191,724)		(26,189,505)
Sales		23,096,853		13,063,248
Principal repayments		8,230,674		14,471,976
Payments received on retained interests in securitizations		65,928		-
Purchases of Orchid Island Capital, Inc. common stock		(535,330)		-
Acquisition of property and equipment		(46,176)		-
NET CASH PROVIDED BY INVESTING ACTIVITIES		7,620,225		1,345,719
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from repurchase agreements		391,823,690		293,283,000
Principal repayments on repurchase agreements		(406,883,690)		(299,476,114)
Principal repayments on long-term debt		(22,737)		(21,640)
Class A common shares repurchased and retired		(1,052,666)		(1,763,413)
NET CASH USED IN FINANCING ACTIVITIES		(16,135,403)		(7,978,167)
NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH		(3,038,611)		(1,098,947)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of the year		9,812,410		10,911,357
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of the year	$	6,773,799	$	9,812,410
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Cash paid during the year for:				
Interest	$	1,991,991	$	1,164,780
Income taxes	$	-	$	-

See Notes to Consolidated Financial Statements

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Business Description

Bimini Capital Management, Inc., a Maryland corporation ("Bimini Capital" or the "Company") formed in September 2003, is a holding company. The Company operates in two business segments through its principal wholly-owned operating subsidiary, Royal Palm Capital, LLC, which includes its wholly-owned subsidiary, Bimini Advisors Holdings, LLC.

Bimini Advisors Holdings, LLC and its wholly-owned subsidiary, Bimini Advisors, LLC (an investment advisor registered with the Securities and Exchange Commission), are collectively referred to as "Bimini Advisors." Bimini Advisors manages a residential mortgage-backed securities ("MBS") portfolio for Orchid Island Capital, Inc. ("Orchid") and receives fees for providing these services. Effective April 1, 2022, Bimini Advisors started providing certain repurchase agreement trading, clearing and administrative services to Orchid that were previously provided by a third party. Bimini Advisors also manages the MBS portfolio of Royal Palm Capital, LLC.

Royal Palm Capital, LLC maintains an investment portfolio, consisting primarily of MBS investments and shares of Orchid common stock, for its own benefit. Royal Palm Capital, LLC and its wholly-owned subsidiaries are collectively referred to as "Royal Palm."

Consolidation

The accompanying consolidated financial statements include the accounts of Bimini Capital, Bimini Advisors and Royal Palm. All inter-company accounts and transactions have been eliminated from the consolidated financial statements.

Basis of Presentation

The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation of the Company's consolidated financial position, results of operations and cash flows have been included and are of a normal and recurring nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates affecting the accompanying consolidated financial statements include determining the fair values of MBS and derivatives, determining the amounts of asset valuation allowances, and the computation of the income tax provision or benefit and the deferred tax asset allowances recorded for each accounting period.

Segment Reporting

The Company's operations are classified into two reportable segments: the asset management segment and the investment portfolio segment. These segments are evaluated by management in deciding how to allocate resources and in assessing performance. The accounting policies of the operating segments are the same as the Company's accounting policies described in this note with the exception that inter-segment revenues and expenses are included in the presentation of segment results. For further information see Note 15.

Variable Interest Entities (VIEs)

A variable interest entity ("VIE") is consolidated by an enterprise if it is deemed the primary beneficiary of the VIE. Bimini Capital has a common share investment in a trust used in connection with the issuance of Bimini Capital's junior subordinated notes. The Company obtains interests in VIEs through its investments in mortgage-backed securities. The interests in these VIEs are passive in nature and are not expected to result in the Company obtaining a controlling financial interest in these VIEs in the future. As a result, the Company does not consolidate these VIEs and accounts for the interest in these VIEs as mortgage-backed securities. See Note 3 for additional information regarding the Company's investments in mortgage-backed securities. The maximum exposure to loss for these VIEs is the carrying value of the mortgage-backed securities.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash on deposit with financial institutions and highly liquid investments with original maturities of three months or less at the time of purchase. Restricted cash includes cash pledged as collateral for repurchase agreements and derivative instruments. The following table presents the Company's cash, cash equivalents and restricted cash as of December 31, 2022 and 2021.

	2022		2021
Cash and cash equivalents	$	6,010,799	$	8,421,410
Restricted cash		763,000		1,391,000
Total cash, cash equivalents and restricted cash	$	6,773,799	$	9,812,410

The Company maintains cash balances at several banks and excess margin with an exchange clearing member. At times, balances may exceed federally insured limits. The Company has not experienced any losses related to these balances. The Federal Deposit Insurance Corporation insures eligible accounts up to $250,000 per depositor at each financial institution. Restricted cash balances are uninsured, but are held in separate accounts that are segregated from the general funds of the counterparty. The Company limits uninsured balances to only large, well-known banks and exchange clearing members and believes that it is not exposed to significant credit risk on cash and cash equivalents or restricted cash balances.

Advisory Services

Orchid is externally managed and advised by Bimini Advisors pursuant to the terms of a management agreement. Under the terms of the management agreement, Orchid is obligated to pay Bimini Advisors a monthly management fee and a pro rata portion of certain overhead costs and to reimburse the Company for any direct expenses incurred on its behalf. Revenues from management fees are recognized over the period of time in which the service is performed in accordance with FASB Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*. Further information regarding the management agreement is presented in Note 2 to the consolidated financial statements.

Mortgage-Backed Securities

The Company invests primarily in pass-through ("PT") mortgage-backed securities issued by Freddie Mac, Fannie Mae or Ginnie Mae ("MBS"), collateralized mortgage obligations ("CMOs"), interest-only ("IO") securities and inverse interest-only ("IIO") securities representing interest in or obligations backed by pools of mortgage-backed loans. The Company refers to MBS and CMOs as PT MBS. The Company refers to IO and IIO securities as structured MBS. The Company has elected to account for its investment in MBS under the fair value option. Electing the fair value option requires the Company to record changes in fair value in the consolidated statement of operations, which, in management's view, more appropriately reflects the results of operations for a particular reporting period and is consistent with the underlying economics and how the portfolio is managed.

The Company records MBS transactions on the trade date. Security purchases that have not settled as of the balance sheet date are included in the MBS balance with an offsetting liability recorded, whereas securities sold that have not settled as of the balance sheet date are removed from the MBS balance with an offsetting receivable recorded.

Fair value is defined as the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date. The fair value measurement assumes that the transaction to sell the asset or transfer the liability either occurs in the principal market for the asset or liability, or in the absence of a principal market, occurs in the most advantageous market for the asset or liability. Estimated fair values for MBS are based on independent pricing sources and/or third-party broker quotes, when available.

Income on PT MBS is based on the stated interest rate of the security. Premiums or discounts present at the date of purchase are not amortized. Premium lost and discount accretion resulting from monthly principal repayments are reflected in unrealized gains and losses on MBS in the consolidated statements of operations. For IO securities, the income is accrued based on the carrying value and the effective yield. The difference between income accrued and the interest received on the security is characterized as a return of investment and serves to reduce the asset's carrying value. At each reporting date, the effective yield is adjusted prospectively for future reporting periods based on the new estimate of prepayments and the contractual terms of the security. For IIO securities, effective yield and income recognition calculations also take into account the index value applicable to the security. Changes in fair value of MBS during each reporting period are recorded in earnings and reported as unrealized gains or losses on mortgage-backed securities in the accompanying consolidated statements of operations. The amount reported as unrealized gains or losses on mortgage-backed securities thus captures the net effect of changes in the fair market value of securities caused by market developments and any premium or discount lost as a result of principal repayments during the period. Realized gains and losses on sales of MBS and U.S. Treasury Notes, using the specific identification method, are reported as a separate component of net portfolio income on the statement of operations.

Orchid Island Capital, Inc. Common Stock

The Company accounts for its investment in Orchid common shares at fair value. The change in the fair value and dividends received on this investment are reflected in the consolidated statements of operations. We estimate the fair value of Orchid's common shares on a market approach using "Level 1" inputs based on the quoted market price of Orchid's common stock on a national stock exchange.

Retained Interests in Securitizations

The Company holds retained interests in the subordinated tranches of securities created in securitization transactions. These retained interests currently have a recorded fair value of zero, as the prospect of future cash flows being received is uncertain. Any cash received from the retained interests is reflected as a gain in the consolidated statements of operations.

Derivative Financial Instruments

The Company has historically used derivative instruments to manage interest rate risk, facilitate asset/liability strategies and manage other exposures, and it may continue to do so in the future. The principal instruments that the Company has used are Treasury Note ("T-Note") and Eurodollar futures contracts, and "to-be-announced" ("TBA") securities.

The Company accounts for TBA securities as derivative instruments. Other types of derivative instruments may be used in the future. Gains and losses associated with derivative transactions are reported in gain (loss) on derivative instruments in the accompanying consolidated statements of operations.

During the year ended December 31, 2022, the Company only held T-Note futures contracts. The Company recorded income of approximately $0.8 million on these instruments during the year ended December 31, 2022. Losses recorded during the year ended December 31, 2021 were negligible.

Derivative instruments are carried at fair value, and changes in fair value are recorded in the consolidated statements of operations for each period. The Company's derivative financial instruments are not designated as hedge accounting relationships, but rather are used as economic hedges of its portfolio assets and liabilities. Gains and losses on derivatives, except those that result in cash receipts or payments, are included in operating activities on the statements of cash flows. Cash payments and cash receipts from settlements of derivatives, including current period net cash settlements on interest rate swaps, is classified as an investing activity on the statements of cash flows. The Company's derivative agreements generally contain provisions that allow for netting or setting off derivative assets and liabilities with the counterparty; however, related assets and liabilities are reported on a gross basis in the Company's consolidated balance sheets. Derivative instruments in a gain position are reported as derivative assets at fair value and derivative instruments in a loss position are reported as derivative liabilities at fair value in the consolidated balance sheets.

Holding derivatives creates exposure to credit risk related to the potential for failure by counterparties to honor their commitments. In the event of default by a counterparty, the Company may have difficulty recovering its collateral and may not receive payments provided for under the terms of the agreement. The Company's derivative agreements require it to post or receive collateral to mitigate such risk. In addition, the Company uses only registered central clearing exchanges and well-established commercial banks as counterparties, monitors positions with individual counterparties and adjusts posted collateral as required. The Company's futures contracts are exchange traded contracts that are valued based on exchange pricing with daily margin requirements. The margin requirement varies based on the market value of the open position and the equity retained in the account. Margin posted is treated as settlement of the outstanding value of the futures contract. Any margin excess or deficit outstanding is recorded as a receivable or payable as of the date of the Company's balance sheets. The Company realizes gains and losses on these contracts upon expiration equal to the difference between the current fair value of the underlying asset and the contractual price of the futures contract.

Financial Instruments

The fair value of financial instruments for which it is practicable to estimate that value is disclosed either in the body of the consolidated financial statements or in the accompanying notes. MBS, Orchid common stock and derivative assets and liabilities are accounted for at fair value in the consolidated balance sheets. The methods and assumptions used to estimate fair value for these instruments are presented in Note 14 of the consolidated financial statements.

The estimated fair value of cash and cash equivalents, restricted cash, accrued interest receivable, other assets, repurchase agreements, accrued interest payable and other liabilities generally approximates their carrying value as Level 2 assets under the fair value hierarchy as of December 31, 2022 and 2021 due to the short-term nature of these financial instruments.

The fair value of the Company's junior subordinated note approximates its carrying value. The carrying value is a reasonable estimate of fair value since the instrument carries a floating rate that resets frequently. Further information regarding this instrument is presented in Note 9 to the consolidated financial statements.

Property and Equipment, net

Property and equipment, net, consists of computer equipment with a depreciable life of 3 years, office furniture and equipment with depreciable lives of 8 to 20 years, land which has no depreciable life, and buildings and improvements with depreciable lives of 30 years. Property and equipment is recorded at acquisition cost and depreciated to their respective salvage values using the straight-line method over the estimated useful lives of the assets. Depreciation is included in administrative and other expenses in the consolidated statement of operations.

Repurchase Agreements

The Company finances the acquisition of the majority of its PT MBS through the use of repurchase agreements under master repurchase agreements. Repurchase agreements are accounted for as collateralized financing transactions, which are carried at their contractual amounts, including accrued interest, as specified in the respective agreements.

Earnings Per Share

Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the treasury stock or two-class method, as applicable for common stock equivalents. However, the common stock equivalents are not included in computing diluted EPS if the result is anti-dilutive.

Outstanding shares of Class B Common Stock, participating and convertible into Class A Common Stock, are entitled to receive dividends in an amount equal to the dividends declared, if any, on each share of Class A Common Stock. Accordingly, shares of the Class B Common Stock are included in the computation of basic EPS using the two-class method and, consequently, are presented separately from Class A Common Stock.

The shares of Class C Common Stock are not included in the basic EPS computation as these shares do not have participation rights. The outstanding shares of Class B and Class C Common Stock are not included in the computation of diluted EPS for the Class A Common Stock as the conditions for conversion into shares of Class A Common Stock were not met.

Income Taxes

Income taxes are provided for using the asset and liability method. Deferred tax assets and liabilities represent the differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates. The measurement of net deferred tax assets is adjusted by a valuation allowance if, based on the Company's evaluation, it is more likely than not that they will not be realized.

The Company's U.S. federal income tax returns for years ended on or after December 31, 2019 remain open for examination. Although management believes its calculations for tax returns are correct and the positions taken thereon are reasonable, the final outcome of tax audits could be materially different from the tax returns filed by the Company, and those differences could result in significant costs or benefits to the Company. For tax filing purposes, Bimini Capital and its includable subsidiaries, and Royal Palm and its includable subsidiaries, file as separate tax paying entities.

The Company assesses the likelihood, based on their technical merit, that uncertain tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of uncertain tax positions is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes tax positions in the consolidated financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit and is recorded as a liability in the consolidated balance sheets. The Company records income tax-related interest and penalties, if applicable, within the income tax provision.

Recent Accounting Pronouncements

In March 2020, the FASB issued Accounting Standards Update ("ASU") 2020-04 "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting." ASU 2020-04 provides optional expedients and exceptions to GAAP requirements for modifications on debt instruments, leases, derivatives, and other contracts, related to the expected market transition from the London Interbank Offered Rate ("LIBOR,"), and certain other floating rate benchmark indices, or collectively, IBORs, to alternative reference rates. ASU 2020-04 generally considers contract modifications related to reference rate reform to be an event that does not require contract remeasurement at the modification date nor a reassessment of a previous accounting determination. The guidance in ASU 2020-04 is optional and may be elected over time, through December 31, 2022, as reference rate reform activities occur. In December 2022, the FASB issued ASU 2022-06 "Reference Rate Reform (Topic 848)," deferring the sunset date provided in ASU 2020-04 from December 31, 2022 to December 31, 2024. The Company does not believe the adoption of this ASU will have a material impact on its consolidated financial statements.

In January 2021, the FASB issued ASU 2021-01 "Reference Rate Reform (Topic 848). ASU 2021-01 expands the scope of ASC 848 to include all affected derivatives and give market participants the ability to apply certain aspects of the contract modification and hedge accounting expedients to derivative contracts affected by the discounting transition. In addition, ASU 2021-01 adds implementation guidance to permit a company to apply certain optional expedients to modifications of interest rate indexes used for margining, discounting or contract price alignment of certain derivatives as a result of reference rate reform initiatives and extends optional expedients to account for a derivative contract modified as a continuation of the existing contract and to continue hedge accounting when certain critical terms of a hedging relationship change to modifications made as part of the discounting transition. The guidance in ASU 2021-01 is effective immediately and available generally through December 31, 2024, as reference rate reform activities occur. The Company does not believe the adoption of this ASU will have a material impact on its consolidated financial statements.

NOTE 2. ADVISORY SERVICES

Bimini Advisors serves as the manager and advisor for Orchid pursuant to the terms of a management agreement. As Manager, Bimini Advisors is responsible for administering Orchid's business activities and day-to-day operations. Pursuant to the terms of the management agreement, Bimini Advisors provides Orchid with its management team, including its officers, along with appropriate support personnel. Bimini Advisors is at all times subject to the supervision and oversight of Orchid's board of directors and has only such functions and authority as delegated to it. Bimini Advisors receives a monthly management fee in the amount of:

- One-twelfth of 1.50% of the first $250 million of the Orchid's month-end equity, as defined in the management agreement,
- One-twelfth of 1.25% of the Orchid's month-end equity that is greater than $250 million and less than or equal to $500 million, and
- One-twelfth of 1.00% of the Orchid's month-end equity that is greater than $500 million.

On April 1, 2022, pursuant to the third amendment to the management agreement entered into on November 16, 2021, the Company began providing certain repurchase agreement trading, clearing and administrative services to Orchid that had been previously provided by AVM, L.P. under an agreement terminated on March 31, 2022. In consideration for such services, Orchid will pay the following fees to the Company:

- A daily fee equal to the outstanding principal balance of repurchase agreement funding in place as of the end of such day multiplied by 1.5 basis points for the amount of aggregate outstanding principal balance less than or equal to $5 billion, and multiplied by 1.0 basis point for any amount of aggregate outstanding principal balance in excess of $5 billion, and
- A fee for the clearing and operational services provided by personnel of the Manager equal to $10,000 per month.

Orchid is obligated to reimburse Bimini Advisors for any direct expenses incurred on its behalf and to pay to Bimini Advisors an amount equal to Orchid's pro rata portion of certain overhead costs set forth in the management agreement. Orchid is required to pay Bimini Advisors by the 15th day of the month following the month the services are performed. The management agreement has been renewed through February 20, 2024 and provides for automatic one-year extension options thereafter. Should Orchid terminate the management agreement without cause, it will be obligated to pay Bimini Advisors a termination fee equal to three times the average annual management fee, as defined in the management agreement, before or on the last day of the automatic renewal term.

The following table summarizes the advisory services revenue from Orchid for the years ended December 31, 2022 and 2021.

(in thousands)

		2022		2021
Management fee	$	10,447	$	8,156
Allocated overhead		2,042		1,632
Repurchase, clearing and administrative fee		507		-
Total	$	12,996	$	9,788

At December 31, 2022 and 2021, the net amount due from Orchid was approximately $1.1 million and $1.1 million, respectively.

NOTE 3. MORTGAGE-BACKED SECURITIES

The following table presents the Company's MBS portfolio as of December 31, 2022 and 2021:

(in thousands)

		2022		2021
Fixed-rate MBS	$	42,974	$	58,029
Structured MBS		2,919		2,774
Total	$	45,893	$	60,803

The following table is a summary of the Company's net loss (gain) from the sale of MBS for the years ended December 31, 2022 and 2021:

(in thousands)

		2022		2021
Proceeds from sales of MBS	$	23,097	$	13,063
Carrying value of MBS sold		23,955		12,994
Net loss (gain) on sales of MBS	$	(858)	$	69
Gross gain sales of MBS	$	-	$	69
Gross loss on sales of MBS		(858)		-
Net loss (gain) on sales of MBS	$	(858)	$	69

NOTE 4. PROPERTY AND EQUIPMENT, NET

The composition of property and equipment at December 31, 2022 and 2021 follows:

(in thousands)

	2022		2021	
Land	$	1,185	$	1,185
Buildings and improvements		1,827		1,827
Computer equipment and software		45		26
Office furniture and equipment		220		193
Total cost		3,277		3,231
Less accumulated depreciation and amortization		(1,280)		(1,207)
Property and equipment, net	$	1,997	$	2,024

NOTE 5. OTHER ASSETS AND OTHER LIABILITIES

The composition of other assets at December 31, 2022 and 2021 follows:

(in thousands)

	2022		2021	
Investment in Bimini Capital Trust II	$	804	$	804
Prepaid expenses		261		297
Servicing advances		-		159
Other		99		177
Total other assets	$	1,164	$	1,437

The composition of other liabilities at December 31, 2022 and 2021 follows:

(in thousands)

	2022		2021	
Accrued payroll	$	2,600	$	2,600
Accrued liabilities		104		81
Accounts payable		60		31
Total other assets	$	2,764	$	2,712

NOTE 6. REPURCHASE AGREEMENTS

The Company pledges certain of its MBS as collateral under repurchase agreements with financial institutions. Interest rates are generally fixed based on prevailing rates corresponding to the terms of the borrowings, and interest is generally paid at the termination of a borrowing. If the fair value of the pledged securities declines, lenders will typically require the Company to post additional collateral or pay down borrowings to re-establish agreed upon collateral requirements, referred to as "margin calls." Similarly, if the fair value of the pledged securities increases, lenders may release collateral back to the Company. As of December 31, 2022, the Company had met all margin call requirements.

As of December 31, 2022 and December 31, 2021, the Company's repurchase agreements had remaining maturities as summarized below:

($ in thousands)

	OVERNIGHT (1 DAY OR LESS)	BETWEEN 2 AND 30 DAYS	BETWEEN 31 AND 90 DAYS	GREATER THAN 90 DAYS	TOTAL
December 31, 2022					
Fair value of securities pledged, including accrued interest receivable	$ -	$ 42,553	$ 3,364	$ -	$ 45,917
Repurchase agreement liabilities associated with these securities	$ -	$ 40,492	$ 3,326	$ -	$ 43,818
Net weighted average borrowing rate	-	4.50%	4.29%	-	4.48%
December 31, 2021					
Fair value of securities pledged, including accrued interest receivable	$ -	$ 60,859	$ 159	$ -	$ 61,018
Repurchase agreement liabilities associated with these securities	$ -	$ 58,793	$ 85	$ -	$ 58,878
Net weighted average borrowing rate	-	0.14%	0.70%	-	0.14%

In addition, cash pledged to counterparties as collateral for repurchase agreements was approximately $0.5 million and $1.4 million as of December 31, 2022 and 2021, respectively.

If, during the term of a repurchase agreement, a lender files for bankruptcy, the Company might experience difficulty recovering its pledged assets, which could result in an unsecured claim against the lender for the difference between the amount loaned to the Company plus interest due to the counterparty and the fair value of the collateral pledged to such lender, including the accrued interest receivable, and cash posted by the Company as collateral, if any. At December 31, 2022 and December 31, 2021, the Company had an aggregate amount at risk (the difference between the amount loaned to the Company, including interest payable, and the fair value of securities and cash pledged (if any), including accrued interest on such securities) with all counterparties of approximately $2.5 million and $3.5 million, respectively. Summary information regarding amounts at risk with individual counterparties greater than 10% of equity at December 31, 2022 is presented in the table below. The Company did not have an amount at risk with any individual counterparty greater than 10% of the Company's equity at December 31, 2021.

($ in thousands)

Repurchase Agreement Counterparty	Amount at Risk	% of Stockholders' Equity at Risk	Weighted Average Maturity (in Days)
Mirae Asset Securities (USA) Inc.	$ 1,322	10.9%	14

NOTE 7. PLEDGED ASSETS

Assets Pledged to Counterparties

The table below summarizes Bimini's assets pledged as collateral under its repurchase agreements and derivative agreements as of December 31, 2022 and 2021.

($ in thousands)

	December 31, 2022			December 31, 2021		
Assets Pledged to Counterparties	Repurchase Agreements	Derivative Agreements	Total	Repurchase Agreements	Derivative Agreements	Total
PT MBS - at fair value	$ 42,975	$ -	$ 42,975	$ 58,029	$ -	$ 58,029
Structured MBS - at fair value	2,742	-	2,742	2,759	-	2,759
Accrued interest on pledged securities	200	-	200	230	-	230
Cash	454	309	763	1,391	-	1,391
Total	$ 46,371	$ 309	$ 46,680	$ 62,409	$ -	$ 62,409

Assets Pledged from Counterparties

The table below summarizes assets pledged to Bimini from counterparties under repurchase agreements as of December 31, 2022 and 2021. Cash received as margin is recognized in cash and cash equivalents with a corresponding amount recognized as an increase in repurchase agreements in the consolidated balance sheets.

($ in thousands)

Assets Pledged to Bimini	2022		2021	
Cash	$	148	$	106
Total	$	148	$	106

NOTE 8. OFFSETTING ASSETS AND LIABILITIES

The Company's repurchase agreements are subject to underlying agreements with master netting or similar arrangements, which provide for the right of offset in the event of default or in the event of bankruptcy of either party to the transactions. The Company reports its assets and liabilities subject to these arrangements on a gross basis. The following table presents information regarding those assets and liabilities subject to such arrangements as if the Company had presented them on a net basis as of December 31, 2022 and 2021.

(in thousands)

	Offsetting of Liabilities										
					Net Amount of Liabilities		Gross Amount Not Offset in the Consolidated Balance Sheet				
			Gross Amount		Presented		Financial				
	Gross Amount of		Offset in the		in the		Instruments		Cash		
	Recognized		Consolidated Balance		Consolidated Balance		Posted as		Posted as		Net
	Liabilities		Sheet		Sheet		Collateral		Collateral		Amount
December 31, 2022											
Repurchase Agreements	$	43,818	$	-	$	43,818	$	(43,364)	$	(454)	$	-
	$	43,818	$	-	$	43,818	$	(43,364)	$	(454)	$	-
December 31, 2021											
Repurchase Agreements	$	58,878	$	-	$	58,878	$	(57,487)	$	(1,391)	$	-
	$	58,878	$	-	$	58,878	$	(57,487)	$	(1,391)	$	-

The amounts disclosed for collateral received by or posted to the same counterparty are limited to the amount sufficient to reduce the asset or liability presented in the consolidated balance sheet to zero. The fair value of the actual collateral received by or posted to the same counterparty typically exceeds the amounts presented. See Note 7 for a discussion of collateral posted for, or received against, repurchase obligations and derivative instruments.

NOTE 9. LONG-TERM DEBT

Long-term debt at December 31, 2022 and 2021 is summarized as follows:

(in thousands)

	2022		2021	
Junior subordinated debt	$	26,804	$	26,804
Note payable		612		635
Total	$	27,416	$	27,439

Junior Subordinated Debt

During 2005, Bimini Capital sponsored the formation of a statutory trust, known as Bimini Capital Trust II ("BCTII") of which 100% of the common equity is owned by Bimini Capital. It was formed for the purpose of issuing trust preferred capital securities to third-party investors and investing the proceeds from the sale of such capital securities solely in junior subordinated debt securities of Bimini Capital. The debt securities held by BCTII are the sole assets of BCTII.

As of December 31, 2022 and 2021, the outstanding principal balance on the junior subordinated debt securities owed to BCTII was $26.8 million. The BCTII trust preferred securities and Bimini Capital's BCTII Junior Subordinated Notes have a rate of interest that floats at a spread of 3.50% over the prevailing three-month LIBOR rate. As of December 31, 2022, the interest rate was 8.27%. The BCTII trust preferred securities and Bimini Capital's BCTII Junior Subordinated Notes require quarterly interest distributions and are redeemable at Bimini Capital's option, in whole or in part and without penalty. Bimini Capital's BCTII Junior Subordinated Notes are subordinate and junior in right of payment to all present and future senior indebtedness. After June 30, 2023, an appropriate SOFR index will be used to determine the interest rate on the junior subordinated notes.

The accompanying consolidated financial statements present Bimini Capital's BCTII Junior Subordinated Notes issued to BCTII as a liability and Bimini Capital's investment in the common equity securities of BCTII as an asset (included in other assets). For financial statement purposes, Bimini Capital records payments of interest on the Junior Subordinated Notes issued to BCTII as interest expense.

Secured Note Payable

On October 30, 2019, the Company borrowed $680,000 from a bank. The note is payable in equal monthly principal and interest installments of approximately $5,000 through October 30, 2039. Interest accrues at 4.89% through October 30, 2024. Thereafter, interest accrues based on the weekly average yield to the United States Treasury securities adjusted to a constant maturity of 5 years, plus 3.25%. The note is secured by a mortgage on the Company's office building.

Paycheck Protection Plan Loan

On April 13, 2020, the Company received approximately $152,000 through the Paycheck Protection Program ("PPP") of the CARES Act in the form of a low interest loan. The PPP loan had a fixed rate of 1.00% and a term of two years, if not forgiven, in whole or in part. The Small Business Administration notified the Company that, effective April 22, 2021, all principal and accrued interest under the PPP loan was forgiven.

The table below presents the future scheduled principal payments on the Company's long-term debt.

(in thousands)

Year Ending December 31,	Amounts
2023	$ 24
2024	25
2025	26
2026	28
2027	29
Thereafter	27,284
Total	$ 27,416

NOTE 10. CAPITAL STOCK

Authorized Shares

The total number of shares of capital stock which the Company has the authority to issue is 110,000,000 shares, classified as 100,000,000 shares of common stock, and 10,000,000 shares of preferred stock. The Board of Directors has the authority to classify any unissued shares by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares.

Common Stock

Of the 100,000,000 authorized shares of common stock, 98,000,000 shares were designated as Class A common stock, 1,000,000 shares were designated as Class B common stock and 1,000,000 shares were designated as Class C common stock. Holders of shares of common stock have no sinking fund or redemption rights and have no pre-emptive rights to subscribe for any of the Company's securities. All common shares have a $0.001 par value.

Class A Common Stock

Each outstanding share of Class A common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Holders of shares of Class A common stock are not entitled to cumulate their votes in the election of directors.

Subject to the preferential rights of any other class or series of stock and to the provisions of the Company's charter, as amended, regarding the restrictions on transfer of stock, holders of shares of Class A common stock are entitled to receive dividends on such stock if, as and when authorized and declared by the Board of Directors.

Class B Common Stock

Each outstanding share of Class B common stock entitles the holder to one vote on all matters submitted to a vote of common stockholders, including the election of directors. Holders of shares of Class B common stock are not entitled to cumulate their votes in the election of directors. Holders of shares of Class A common stock and Class B common stock shall vote together as one class in all matters except that any matters which would adversely affect the rights and preferences of Class B common stock as a separate class shall require a separate approval by holders of a majority of the outstanding shares of Class B common stock. Holders of shares of Class B common stock are entitled to receive dividends on each share of Class B common stock in an amount equal to the dividends declared on each share of Class A common stock if, as and when authorized and declared by the Board of Directors.

Each share of Class B common stock shall automatically be converted into one share of Class A common stock on the first day of the fiscal quarter following the fiscal quarter during which the Company's Board of Directors were notified that, as of the end of such fiscal quarter, the stockholders' equity attributable to the Class A common stock, calculated on a pro forma basis as if conversion of the Class B common stock (or portion thereof to be converted) had occurred, and otherwise determined in accordance with GAAP, equals no less than $150.00 per share (adjusted equitably for any stock splits, stock combinations, stock dividends or the like); provided, that the number of shares of Class B common stock to be converted into Class A common stock in any quarter shall not exceed an amount that will cause the stockholders' equity attributable to the Class A common stock calculated as set forth above to be less than $150.00 per share; provided further, that such conversions shall continue to occur until all shares of Class B common stock have been converted into shares of Class A common stock; and provided further, that the total number of shares of Class A common stock issuable upon conversion of the Class B common stock shall not exceed 3% of the total shares of common stock outstanding prior to completion of an initial public offering of Bimini Capital's Class A common stock.

Class C Common Stock

No dividends will be paid on the Class C common stock. Holders of shares of Class C common stock are not entitled to vote on any matter submitted to a vote of stockholders, including the election of directors, except that any matters that would adversely affect the rights and privileges of the Class C common stock as a separate class shall require the approval of a majority of the Class C common stock.

Each share of Class C common stock shall automatically be converted into one share of Class A common stock on the first day of the fiscal quarter following the fiscal quarter during which the Company's Board of Directors were notified that, as of the end of such fiscal quarter, the stockholders' equity attributable to the Class A common stock, calculated on a pro forma basis as if conversion of the Class C common stock had occurred and giving effect to the conversion of all of the shares of Class B common stock as of such date, and otherwise determined in accordance with GAAP, equals no less than $150.00 per share (adjusted equitably for any stock splits, stock combinations, stock dividends or the like); provided, that the number of shares of Class C common stock to be converted into Class A common stock shall not exceed an amount that will cause the stockholders' equity attributable to the Class A common stock calculated as set forth above to be less than $150.00 per share; and provided further, that such conversions shall continue to occur until all shares of Class C common stock have been converted into shares of Class A common stock and provided further, that the total number of shares of Class A common stock issuable upon conversion of the Class C common stock shall not exceed 3% of the total shares of common stock outstanding prior to completion of an initial public offering of Bimini Capital's Class A common stock.

Preferred Stock

General

There are 10,000,000 authorized shares of preferred stock, with a $0.001 par value per share. The Company's Board of Directors has the authority to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series of preferred stock previously authorized by the Board of Directors. Prior to issuance of shares of each class or series of preferred stock, the Board of Directors is required by the Company's charter to fix the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series.

Classified and Designated Shares

Pursuant to the Company's supplementary amendment of its charter, effective November 3, 2005, and by resolutions adopted on September 29, 2005, the Company's Board of Directors classified and designated 1,800,000 shares of the authorized but unissued preferred stock, $0.001 par value, as Class A Redeemable Preferred Stock and 2,000,000 shares of the authorized but unissued preferred stock as Class B Redeemable Preferred Stock.

Preferred Stock

The Class A Redeemable Preferred Stock and Class B Redeemable Preferred Stock rank equal to each other and shall have the same preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms; provided, however that the redemption provisions of the Class A Redeemable Preferred Stock and the Class B Redeemable Preferred Stock differ. Each outstanding share of Class A Redeemable Preferred Stock and Class B Redeemable Preferred Stock shall have one-fifth of a vote on all matters submitted to a vote of stockholders (or such lesser fraction of a vote as would be required to comply with the rules and regulations of the NYSE relating to the Company's right to issue securities without obtaining a stockholder vote). Holders of shares of preferred stock shall vote together with holders of shares of common stock as one class in all matters that would be subject to a vote of stockholders.

The previously outstanding shares of Class A Redeemable Preferred Stock were converted into Class A common stock on April 28, 2006. No shares of the Class B Redeemable Preferred Stock have ever been issued.

In 2015 the Board approved Articles Supplementary to the Company's charter reclassifying and designating 1,800,000 shares of authorized but unissued Class A Redeemable Preferred Stock and 2,000,000 shares of authorized but unissued Class B Redeemable Preferred Stock into undesignated preferred stock, par value $0.001 per share, of the Company ("Preferred Stock"). After giving effect to the reclassification and designation of the shares of Class A Preferred Stock and Class B Preferred Stock, the Company has authority to issue 10,000,000 shares of undesignated Preferred Stock and no shares of Class A Preferred Stock or Class B Preferred Stock. The Articles Supplementary were filed with the State Department of Assessments and Taxation of Maryland (the "SDAT") and became effective upon filing on December 21, 2015.

In 2015 the Board approved Articles Supplementary to the Company's charter creating a new series of Preferred Stock designated as Series A Junior Preferred Stock, par value $0.001 per share, of the Company (the "Series A Preferred Stock"). The Articles Supplementary were filed with the SDAT and became effective upon filing on December 21, 2015.

Rights Plan

On December 21, 2015 the Board adopted a rights agreement and declared a distribution of one preferred stock purchase right ("Right") for each outstanding share of the Company's Class A common stock, Class B common stock, and Class C common stock. The distribution was payable to stockholders of record as of the close of business on December 21, 2015.

The Rights. Subject to the terms, provisions and conditions of the Rights Plan, if the Rights become exercisable, each Right would initially represent the right to purchase from the Company one ten-thousandth of a share of Series A Preferred Stock for a purchase price of $4.76, subject to adjustment in accordance with the terms of the Rights Plan (the "Purchase Price"). If issued, each fractional share of Series A Preferred Stock would give the stockholder approximately the same distribution, voting and liquidation rights as does one share of the Company's Class A common stock. However, prior to exercise, a Right does not give its holder any rights as a stockholder of the Company, including without limitation any distribution, voting or liquidation rights.

Exercisability. The Rights will generally not be exercisable until the earlier of (i) 10 business days after a public announcement by the Company that a person or group has acquired 4.9% or more of the outstanding Class A common stock without the approval of the Board of Directors (an "Acquiring Person") and (ii) 10 business days after the commencement of a tender or exchange offer by a person or group for 4.9% or more of the Class A common stock.

The date that the Rights may first become exercisable is referred to as the "Distribution Date." Until the Distribution Date, the Class A common stock, Class B common stock and Class C common stock certificates will represent the Rights and will contain a notation to that effect. Any transfer of shares of Class A common stock, Class B common stock and/or Class C common stock prior to the Distribution Date will constitute a transfer of the associated Rights. After the Distribution Date, the Rights may be transferred other than in connection with the transfer of the underlying shares of Class A common stock, Class B common stock or Class C common stock.

After the Distribution Date and following a determination by the Board that a person is an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of Class A common stock, Class B common stock or Class C common stock, as the case may be, having a market value of two times the Purchase Price (or, at our option, shares of Series A Preferred Stock or other consideration as provided in the Rights Plan).

Exchange. After the Distribution Date and following a determination by the Board that a person or group is an Acquiring Person, the Board may exchange the Rights (other than Rights owned by such an Acquiring Person which will have become void), in whole or in part, at an exchange ratio of one share of Class A common stock, Class B common stock or Class C common stock, as the case may be, or a fractional share of Series A Preferred Stock (or of a share of a similar class or series of the Company's preferred stock having similar Rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

Expiration. The Rights and the Rights Plan will expire on the earliest of (i) December 21, 2025, (ii) the time at which the Rights are redeemed pursuant to the Rights Plan, (iii) the time at which the Rights are exchanged pursuant to the Rights Plan, (iv) the repeal of Section 382 of the Code or any successor statute if the Board determines that the Rights Plan is no longer necessary for the preservation of the applicable tax benefits, (v) the beginning of a taxable year of the Company to which the Board determines that no applicable tax benefits may be carried forward and (vi) the close of business on June 30, 2016 if approval of the Rights Plan by the Company's stockholders has not been obtained.

Redemption. At any time prior to the time an Acquiring Person becomes such, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Anti-Dilution Provisions. The Board may adjust the Purchase Price, the number of shares of Series A Preferred Stock or other securities issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a forward or reverse stock split or a reclassification of the preferred shares or Class A common stock, Class B common stock or Class C common stock. No adjustments to the Purchase Price of less than 1% will be made.

Anti-Takeover Effects. While this was not the purpose of the Board when adopting the Rights Plan, the Rights will have certain anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Board. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company even if such acquisition may be favorable to the interests of the Company's stockholders. Because the Board can redeem the Rights, the Rights should not interfere with a merger or other business combination approved by the Board.

Amendments. Before the Distribution Date, the Board may amend or supplement the Rights Plan without the consent of the holders of the Rights. After the Distribution Date, the Board may amend or supplement the Rights Plan only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions, or to make any additional changes to the Rights Plan, but only to the extent that those changes do not impair or adversely affect, in any material respect, any Rights holder and do not result in the Rights again becoming redeemable, and no such amendment may cause the Rights again to become redeemable or cause this Rights Plan again to become amendable other than in accordance with the applicable timing of the Rights Plan.

There were no issuances of the Company's Class A Common Stock, Class B Common Stock or Class C Common Stock during the years ended December 31, 2022 and 2021.

Stock Repurchase Plans

On March 26, 2018, the Board of Directors of the Company (the "Board") approved a Stock Repurchase Plan (the "2018 Repurchase Plan"). Pursuant to the 2018 Repurchase Plan, the Company could purchase up to 500,000 shares of its Class A Common Stock from time to time, subject to certain limitations imposed by Rule 10b-18 of the Securities Exchange Act of 1934. The 2018 Repurchase Plan was terminated on September 16, 2021. During the period beginning January 1, 2021 through September 16, 2021, the Company repurchased a total of 1,195 shares under the 2018 Repurchase Plan at an aggregate cost of approximately $2,298, including commissions and fees, for a weighted average price of $1.92 per share. From the inception of the 2018 Repurchase Plan through its termination, the Company repurchased a total of 71,598 shares at an aggregate cost of approximately $169,243, including commissions and fees, for a weighted average price of $2.36 per share.

On September 16, 2021, the Board authorized a share repurchase plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934 (the "2021 Repurchase Plan"). Pursuant to the 2021 Repurchase Plan, the Company may purchase shares of its Class A Common Stock from time to time for an aggregate purchase price not to exceed $2.5 million. Share repurchases may be executed through various means, including, without limitation, open market transactions. The 2021 Repurchase Plan does not obligate the Company to purchase any shares, and it expires on September 16, 2023. The authorization for the 2021 Repurchase Plan may be terminated, increased or decreased by the Company's Board of Directors in its discretion at any time. During the year ended December 31, 2022, the Company repurchased a total of 682,306 shares at an aggregate cost of approximately $1.1 million, including commissions and fees, for a weighted average price of $1.54 per share under the 2021 repurchase Plan. During the year ended December 31, 2021, the Company repurchased a total of 92,287 shares at an aggregate cost of approximately $0.2 million, including commissions and fees, for a weighted average price of $2.09 per share under the 2021 repurchase Plan.

The Inflation Reduction Act of 2022 signed into law during in August 2022 includes a provision for an excise tax equal to 1% of the fair market value of any stock repurchased by covered corporations during a taxable year, subject to certain limits and provisions. The excise tax is effective beginning in 2023.

Tender Offer

In July 2021, the Company completed a "modified Dutch auction" tender offer and paid an aggregate of $1.5 million, excluding fees and related expenses, to repurchase 812,879 shares of Bimini Capital's Class A common stock at a price of $1.85 per share. The aggregate cost of the tender offer, including commissions and fees, was approximately $1.6 million.

NOTE 11. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in various claims and legal actions arising in the ordinary course of business.

On April 22, 2020, the Company received a demand for payment from Citigroup, Inc. in the amount of $33.1 million related to the indemnification provisions of various mortgage loan purchase agreements ("MLPA's") entered into between Citigroup Global Markets Realty Corp and Royal Palm Capital, LLC (f/k/a Opteum Financial Services, LLC) prior to the date Royal Palm's mortgage origination operations ceased in 2007. In November 2021, Citigroup notified the Company of additional indemnity claims totaling $0.2 million. The demands are based on Royal Palm's alleged breaches of certain representations and warranties in the related MLPA's. The Company believes the demands are without merit and intends to defend against the demands vigorously. No provision or accrual has been recorded as of December 31, 2022.related to the Citigroup demands.

Management is not aware of any other significant reported or unreported contingencies at December 31, 2022.

NOTE 12. INCOME TAXES

In 2022, the Company recorded an income tax provision of $11.9 million, including a $12.2 million increase in the deferred tax asset valuation allowance, primarily as a result of management's reassessment of the Company's ability to utilize net operating losses ("NOLs") and capital loss carryforwards to offset future taxable income. In 2021, the Company recorded an income tax benefit of $0.4 million, including a $2.2 million decrease in the deferred tax asset valuation allowance as a result of management's reassessment of the Company's ability to utilize NOLs and capital loss carryforwards to offset future taxable income.

The income tax benefit included in the consolidated statements of operations consists of the following for the years ended December 31, 2022 and 2021:

(in thousands)

	2022	2021
Current	$ -	$ -
Deferred	11,858	(368)
Income tax provision (benefit), net	$ 11,858	$ (368)

The income tax provision differs from the amount computed by applying the federal income tax statutory rate of 21 percent on income or loss before income tax expense. A reconciliation for the years ended December 31, 2022 and 2021 is presented in the table below.

(in thousands)

	2022	2021
Federal tax benefit based on statutory rate applicable for each year	$ (1,673)	$ (19)
State income tax benefit	(344)	(8)
Non-deductible expenses	1,249	631
Increase (decrease) of deferred tax asset valuation allowance	12,188	(2,191)
Other	438	1,219
Income tax provision (benefit)	$ 11,858	$ (368)

Deferred tax assets consisted of the following as of December 31, 2022 and 2021:

(in thousands)

	2022	2021
Deferred tax assets:		
Net operating loss carryforwards	$ 56,278	$ 58,391
Orchid Island Capital, Inc. common stock	4,530	3,198
MBS unrealized losses and gains	1,118	582
Capital loss carryforwards	2,395	1,423
Management agreement	813	813
Other	16	413
	65,150	64,820
Valuation allowance	(41,972)	(29,784)
Net deferred tax assets	$ 23,178	$ 35,036

As of December 31, 2022 and 2021, the Company had federal NOL carryforwards of approximately $260.6 million and $267.7 million, respectively, and Florida NOL carryforwards of $35.5 million and $39.6 million, respectively. The NOL carryforwards can be used to offset future taxable income and will begin to expire in 2026.

In connection with Orchid's 2013 IPO, Bimini Advisors paid for, and expensed for GAAP purposes, certain offering costs totaling approximately $3.2 million. For tax purposes, these offering costs created an intangible asset related to the Orchid management agreement with a tax basis of $3.2 million. The deferred tax asset related to the intangible asset at December 31, 2022 and 2021 totaled $0.8 million and $0.8 million, respectively.

In assessing the realizability of deferred tax assets, management considers both positive and negative evidence whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of capital loss and NOL carryforwards is dependent upon the generation of future capital gains and taxable income in periods prior to their expiration. As of December 31, 2022, the valuation allowance recognized against the deferred tax asset is based on management's estimated projections of future taxable income, and the projected ability to utilize the NOL carryforwards to offset that projected taxable income before the NOLs expire. Utilization of the NOLs is based on these estimates and the assumptions that management will be able to reinvest retained earnings in order to grow the MBS portfolio going forward and that market value will not be eroded due to adverse market conditions or hedging inefficiencies. With respect to the taxable income projections, management estimates the dividends expected to be received on its Orchid share holdings as well as the management fees and overhead sharing payments it will receive from Orchid. With respect to the MBS portfolio, management makes estimates of various metrics such as the yields on the assets it plans to acquire, its future funding and interest costs, future prepayment speeds and net interest margin, among others. Estimates were also made for other assets and expenses. Changes in the taxable income projections have a direct impact on the amount of the valuation allowance, and the impact in any reporting period may be significant. These estimates and assumptions may change from year to year to the extent Orchid's book value changes, thus changing projected management fees and overhead sharing payments, and/or market conditions, including changes in interest rates, such that estimates with respect to the portfolio metrics warrant revisions.

The Company continues to hold a minimal amount of residual interests in real estate mortgage investment conduits ("REMICs"), some of which generate excess inclusion income ("EII"). These residual interests have no recorded value on the balance sheet. In its 2009 tax return, the Company disclosed a tax filing position related to the EII taxable income and has since included a notice of inconsistent treatment in its tax returns to disclose the position. The tax filing position will continue to be disclosed with respect to the remaining securitizations as long as they are held.

The Company has not identified any unrecognized tax benefits that would result in liabilities its consolidated financial statements. The Company has not had any settlements in the current period with taxing authorities and is not currently under audit. Additionally, no tax benefits have been recognized in the consolidated financial statements as a result of a lapse of the applicable statute of limitations.

NOTE 13. EARNINGS PER SHARE

Shares of Class B common stock, participating and convertible into Class A common stock, are entitled to receive dividends in an amount equal to the dividends declared on each share of Class A common stock if, and when, authorized and declared by the Board of Directors. The Class B common stock is included in the computation of basic EPS using the two-class method, and consequently is presented separately from Class A common stock. Shares of Class B common stock are not included in the computation of diluted Class A EPS as the conditions for conversion to Class A common stock were not met at December 31, 2022 and 2021.

Shares of Class C common stock are not included in the basic EPS computation as these shares do not have participation rights. Shares of Class C common stock are not included in the computation of diluted Class A EPS as the conditions for conversion to Class A common stock were not met at December 31, 2022 and 2021.

The table below reconciles the numerators and denominators of the basic and diluted EPS.

(in thousands, except per-share information)

	2022	2021
Basic and diluted EPS per Class A common share:		
(Loss) income attributable to Class A common shares:		
Basic and diluted	$ (19,762)	$ 274
Weighted average common shares:		
Class A common shares outstanding at the balance sheet date	10,020	10,702
Effect of weighting	374	496
Weighted average shares-basic and diluted	10,394	11,198
(Loss) income per Class A common share:		
Basic and diluted	$ (1.90)	$ 0.02

(in thousands, except per-share information)

	2022	2021
Basic and diluted EPS per Class B common share:		
(Loss) income attributable to Class B common shares:		
Basic and diluted	$ (61)	$ 1
Weighted average common shares:		
Class B common shares outstanding at the balance sheet date	32	32
Effect of weighting	-	-
Weighted average shares-basic and diluted	32	32
(Loss) income per Class B common share:		
Basic and diluted	$ (1.90)	$ 0.02

NOTE 14. FAIR VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price). A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of non-performance. Required disclosures include stratification of balance sheet amounts measured at fair value based on inputs the Company uses to derive fair value measurements. These stratifications are:

- Level 1 valuations, where the valuation is based on quoted market prices for identical assets or liabilities traded in active markets (which include exchanges and over-the-counter markets with sufficient volume),
- Level 2 valuations, where the valuation is based on quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market, and
- Level 3 valuations, where the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company-specific data. These unobservable assumptions reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

MBS, Orchid common stock, retained interests and TBA securities were all recorded at fair value on a recurring basis during 2022 and 2021. When determining fair value measurements, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset. When possible, the Company looks to active and observable markets to price identical assets. When identical assets are not traded in active markets, the Company looks to market observable data for similar assets. Retained interests have a recorded fair value of zero as of December 31, 2022 and 2021, as the prospect of future cash flows is uncertain. Any cash received from the retained interests is reflected as a gain in the consolidated statements of operations.

The Company's MBS and TBA securities are valued using Level 2 valuations, and such valuations currently are determined by the Company based on independent pricing sources and/or third party broker quotes. Because the price estimates may vary, the Company must make certain judgments and assumptions about the appropriate price to use to calculate the fair values. The Company and the independent pricing sources use various valuation techniques to determine the price of the Company's securities. These techniques include observing the most recent market for like or identical assets (including security coupon, maturity, yield, and prepayment speeds), spread pricing techniques to determine market credit spreads (option adjusted spread, zero volatility spread, spread to the U.S. Treasury curve or spread to a benchmark such as a TBA security), and model driven approaches (the discounted cash flow method, Black Scholes and SABR models which rely upon observable market rates such as the term structure of interest rates and the volatility). The appropriate spread pricing method used is based on market convention. The pricing source determines the spread of recently observed trade activity or observable markets for assets similar to those being priced. The spread is then adjusted based on variances in certain characteristics between the market observation and the asset being priced. Those characteristics include: type of asset, the expected life of the asset, the stability and predictability of the expected future cash flows of the asset, whether the coupon of the asset is fixed or adjustable, the guarantor of the security if applicable, the coupon, the maturity, the issuer, size of the underlying loans, year in which the underlying loans were originated, loan to value ratio, state in which the underlying loans reside, credit score of the underlying borrowers and other variables if appropriate. The fair value of the security is determined by using the adjusted spread.

The Company's futures contracts are Level 1 valuations, as they are exchange-traded instruments and quoted market prices are readily available. Futures contracts are settled daily. The Company's interest rate swaps and interest rate swaptions are Level 2 valuations. The fair value of interest rate swaps is determined using a discounted cash flow approach using forward market interest rates and discount rates, which are observable inputs. The fair value of interest rate swaptions is determined using an option pricing model.

The following table presents financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021:

(in thousands)

	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2022				
Mortgage-backed securities	$ 45,893	$ -	$ 45,893	$ -
Orchid Island Capital, Inc. common stock	5,975	5,975	-	-
December 31, 2021				
Mortgage-backed securities	$ 60,803	$ -	$ 60,803	$ -
Orchid Island Capital, Inc. common stock	11,679	11,679	-	-

During the years ended December 31, 2022 and 2021, there were no transfers of financial assets or liabilities between levels 1, 2 or 3.

NOTE 15. SEGMENT INFORMATION

The Company's operations are classified into two reportable segments; the asset management segment and the investment portfolio segment.

The asset management segment includes the investment advisory services provided by Bimini Advisors to Orchid and Royal Palm. As discussed in Note 2, the revenues of the asset management segment consist of management fees and overhead reimbursements received pursuant to a management agreement with Orchid. Total revenue received under this management agreement for the years ended December 31, 2022 and 2021, were approximately $13.0 million and $9.8 million, respectively, accounting for approximately 80% and 70% of consolidated revenues, respectively.

The investment portfolio segment includes the investment activities conducted by Royal Palm. The investment portfolio segment receives revenue in the form of interest and dividend income on its investments.

Segment information for the years ended December 31, 2022 and 2021 is as follows:

(in thousands)

	Asset Management	Investment Portfolio	Corporate	Eliminations	Total
2022					
Advisory services, external customers	$ 12,996	$ -	$ -	$ -	$ 12,996
Advisory services, other operating segments(1)	115	-	-	(115)	-
Interest and dividend income	-	3,155	-	-	3,155
Interest expense	-	(715)	(1,416)(2)	-	(2,131)
Net revenues	13,111	2,440	(1,416)	(115)	14,020
Other (expense) income	-	(12,212)	66 (3)	-	(12,146)
Operating expenses(4)	(7,805)	(2,034)	-	-	(9,839)
Intercompany expenses(1)	-	(115)	-	115	-
Income (loss) before income taxes	$ 5,306	$ (11,921)	$ (1,350)	$ -	$ (7,965)
Year end assets	$ 1,970	$ 77,483	$ 6,864	$ -	$ 86,317

	Asset Management		Investment Portfolio		Corporate		Eliminations		Total	
2021										
Advisory services, external customers	$	9,788	$	-	$	-	$	-	$	9,788
Advisory services, other operating segments(1)		147		-		-		(147)		-
Interest and dividend income		-		4,262		-		-		4,262
Interest expense		-		(116)		(997)(2)		-		(1,113)
Net revenues		9,935		4,146		(997)		(147)		12,937
Other expense		-		(4,898)		154 (3)		-		(4,744)
Operating expenses(4)		(5,676)		(2,609)		-		-		(8,285)
Intercompany expenses(1)		-		(147)		-		147		-
Income (loss) before income taxes	$	4,259	$	(3,508)	$	(843)	$	-	$	(92)
Year end assets	$	1,901	$	111,022	$	9,162	$	-	$	122,085

(1) Includes advisory services revenue received by Bimini Advisors from Royal Palm.
(2) Includes interest on long-term debt.
(3) Includes income recognized on the forgiveness of the PPP loan and gains (losses) on Eurodollar futures contracts entered into as a hedge on junior subordinated notes.
(4) Corporate expenses are allocated based on each segment's proportional share of total revenues.

NOTE 16. RELATED PARTY TRANSACTIONS

Other Relationships with Orchid

At December 31, 2022 and 2021, the Company owned shares of Orchid common stock representing approximately 1.6% and 1.5%, respectively, of Orchid's outstanding common stock, on such dates. During the years ended December 31, 2022 and 2021, the Company received dividends on this common stock investment of approximately $1.3 million and $2.0 million, respectively.

Robert Cauley, our Chief Executive Officer and Chairman of our Board of Directors, also serves as Chief Executive Officer and Chairman of the Board of Directors of Orchid, is eligible to receive compensation from Orchid and owns shares of common stock of Orchid. Hunter Haas, our Chief Financial Officer, Chief Investment Officer and Treasurer, also serves as Chief Financial Officer, Chief Investment Officer and Secretary of Orchid, is a member of Orchid's Board of Directors, is eligible to receive compensation from Orchid, and owns shares of common stock of Orchid. Robert J. Dwyer and Frank E. Jaumot, our independent directors, each own shares of common stock of Orchid.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

We had no disagreements with our Independent Registered Public Accounting Firm on any matter of accounting principles or practices or financial statement disclosure.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report (the "evaluation date"), the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer ("the CEO") and Chief Financial Officer ("the CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act of 1934 (the "Exchange Act"). Based on this evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures, as designed and implemented, were effective as of the evaluation date (1) in ensuring that information regarding the Company and its subsidiaries is accumulated and communicated to our management, including our CEO and CFO, by our employees, as appropriate to allow timely decisions regarding required disclosure and (2) in providing reasonable assurance that information the Company must disclose in its periodic reports under the Exchange Act is recorded, processed, summarized and reported within the time periods prescribed by the SEC's rules and forms.

Changes in Internal Control over Financial Reporting

There were no significant changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. In response to the COVID-19 pandemic, Company employees began working from home on March 23, 2020 and generally returned to the office in June 2021. Management took measures to ensure that the Company's internal control over financial reporting were unchanged during this period.

Management's Report of Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) under the Securities Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. As a result, even systems determined to be effective can provide only reasonable assurance regarding the preparation and presentation of consolidated financial statements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, the Company's management used criteria set forth in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management's assessment, the Company's management believes that, as of December 31, 2022, the Company's internal control over financial reporting was effective based on those criteria.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 10.   **Directors, Executive Officers and Corporate Governance.**

The information required by this Item 10 and not otherwise set forth below is incorporated herein by reference to the Company's definitive Proxy Statement relating to the Company's 2022 Annual Meeting of Stockholders, which the Company expects to file with the U.S. Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after December 31, 2022 (the "Proxy Statement").

ITEM 11.   **Executive Compensation.**

The information required by this Item 11 is incorporated herein by reference to the Proxy Statement.

ITEM 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

The information required by this Item 12 is incorporated herein by reference to the Proxy Statement and to Part II, Item 5 of this Form 10-K.

ITEM 13.   **Certain Relationships and Related Transactions, and Director Independence.**

The information required by this Item 13 is incorporated herein by reference to the Proxy Statement.

ITEM 14.   **Principal Accountant Fees and Services.**

The information required by this Item 14 is incorporated herein by reference to the Proxy Statement.

PART IV

ITEM 15.   **Exhibits, Financial Statement Schedules.**

a.   Financial Statements. The consolidated financial statements of the Company, together with the report of Independent Registered Public Accounting Firm thereon, are set forth in Part II-Item 8 of this Form 10-K and are incorporated herein by reference.

The following information is filed as part of this Form 10-K:

	Page
Report of Independent Registered Public Accounting Firm (BDO USA, LLP; West Palm Beach, FL; PCAOB ID#243)	57
Consolidated Balance Sheets	59
Consolidated Statements of Operations	60
Consolidated Statements of Equity	61
Consolidated Statements of Cash Flows	62
Notes to Consolidated Financial Statements	63

b.   Financial Statement Schedules.

Not applicable.

c.   Exhibits.

<u>Exhibit No</u>

3.1 Articles of Amendment and Restatement, incorporated by reference to Exhibit 3.1 to the Company's Form S-11/A, filed with the SEC on April 29, 2004

3.2 Articles Supplementary, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, dated November 3, 2005, filed with the SEC on November 8, 2005

3.3 Articles of Amendment, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, dated February 10, 2006, filed with the SEC on February 15, 2006

3.4 Articles of Amendment, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, dated September 24, 2007, filed with the SEC on September 24, 2007

3.5 Certificate of Notice, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, dated January 28, 2008, filed with the SEC on February 1, 2008

3.6 Articles Supplementary, reclassifying shares of Class A Preferred Stock and Class B Preferred Stock into Preferred Stock, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, dated December 21, 2015, filed with the SEC on December 21, 2015

3.7 Articles Supplementary, creating the Series A Preferred Stock, incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, dated December 21, 2015, filed with the SEC on December 21, 2015.

3.8 Amended and Restated Bylaws, incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, dated September 24, 2007, filed with the SEC on September 24, 2007

4.1 Rights Plan, dated as of December 21, 2015, between the Company and Broadridge Corporate Issuer Solutions, Inc. incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, dated December 21, 2015, filed with the SEC on December 21, 2015.

4.2 Description of the Company's Capital Stock, incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K, filed with the SEC on March 27, 2020.

10.1 Management Agreement between Orchid Island Capital, Inc. and Bimini Advisors, LLC date February 20, 2013, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated February 20, 2013, filed with the SEC on February 20, 2013.

10.2 First Amendment to Management Agreement dated as of April 1, 2014, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated April 3, 2014.

10.3 Second Amendment to Management Agreement dated as of June 30, 2014, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated July 3, 2014.

10.4 Third Amendment to Management Agreement dated as of November 16, 2021, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated November 17, 2021, filed with the SEC on November 18, 2021.

10.5 Investment Allocation Agreement among the Company, Orchid Island Capital, Inc. and Bimini Advisors, LLC dated February 20, 2013, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, dated February 20, 2013, filed with the SEC on February 20, 2013.

10.6 Agreement between the Company and Robert E. Cauley dated June 30, 2009, regarding compensation payable in connection with certain termination or change of control events, incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed with the SEC on July 2, 2009.*

10.7 Agreement between the Company and G. Hunter Haas, IV dated June 30, 2009, regarding compensation payable in connection with certain termination or change of control events, incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K, filed with the SEC on July 2, 2009.*

21.1 Subsidiaries of the Registrant**

31.1 Certification of the Principal Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

31.2 Certification of the Principal Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

32.1 Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***

32.2 Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***

101.INS Inline Instance Document****
101.SCH Inline Taxonomy Extension Schema Document****
101.CAL Inline Taxonomy Extension Calculation Linkbase Document****
101.DEF Additional Inline Taxonomy Extension Definition Linkbase Document****
101.LAB Inline Taxonomy Extension Label Linkbase Document****
101.PRE Inline Taxonomy Extension Presentation Linkbase Document****
104 Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

* Management compensatory plan or arrangement required to be filed by Item 601 of Regulation S-K.
** Filed herewith.
*** Furnished herewith
**** Submitted electronically herewith.

ITEM 16.   Form 10-K Summary.

The Company has elected not to provide summary information.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIMINI CAPITAL MANAGEMENT, INC.

Date: March 10, 2023   By: /s/ Robert E. Cauley
                                   Robert E. Cauley
                                   Chairman and Chief Executive Officer

Date: March 10, 2023   By: /s/ G. Hunter Haas, IV
                                   G. Hunter Haas, IV
                                   President, Chief Financial Officer,
                                   Chief Investment Officer and Treasurer
                                   (Principal Financial Officer and Principal
                                   Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on March 10, 2023.

Signature	Capacity
/s/ Robert E. Cauley	
Robert E. Cauley	Director, Chairman of the Board and Chief Executive Officer
/s/ G. Hunter Haas, IV	
G. Hunter Haas, IV	President, Chief Financial Officer, Chief Investment Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)
/s/ Robert J. Dwyer	
Robert J. Dwyer	Director
/s/ Frank E. Jaumot	
Frank E. Jaumot	Director

CORPORATE INFORMATION

BOARD OF DIRECTORS

Robert E. Cauley
Chairman of the Board

Robert J. Dwyer
Independent Director,
Chair of Audit Committee
Chair of Compensation Committee & Chair of Corporate Governance and Nominating Committee

Frank E. Jaumot
Director
Compensation Committee
Corporate Governance and Nominating Committee

OFFICERS

Robert E. Cauley
Chief Executive Officer

G. Hunter Haas, IV
President, Chief Investment Officer, Chief Financial Officer and Treasurer

Jerry M. Sintes
Vice President and Controller

HEADQUARTERS

Bimini Capital Management, Inc.
3305 Flamingo Drive
Vero Beach, FL 32963
(772) 231-1400

TRANSFER AGENT & REGISTRAR

Broadridge Corporate Issuer Solutions, Inc.
Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
Phone: 877-830-4936
Fax: 215-553-5402
E-mail: shareholder@broadridge.com

STOCK SYMBOL

Bimini Capital Management, Inc's Class A Common Stock is traded over-the-counter under the ticker symbol "BMNM."

ANNUAL MEETING

The 2023 Annual Meeting of Stockholders will be held Wednesday, June 14, 2023, at 8:00 a.m. Eastern Time at:
Bimini Capital Management, Inc.
3305 Flamingo Drive
Vero Beach, FL 32963

BIMINI
CAPITAL MANAGEMENT

3305 FLAMINGO DRIVE
VERO BEACH, FL 32963